UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS
13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2004**

Commission File Number 1-12709

TOMPKINS TRUSTCO INC.

(Exact name of registrant as specified in its charter)

New York	**16-1482357**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
The Commons, P.O. Box 460, Ithaca, New York	**14851**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(607) 273-3210**

Securities registered pursuant to Section 12(b) of the Act: **None**
Securities registered pursuant to Section 12(g) of the Act: Title of Class: **Common Stock ($.10 Par Value)**

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ].

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes[X] No[ ]

The aggregate market value of the registrant's voting stock held by non-affiliates was approximately $327,388,000 on June 30, 2004, based on the closing sales price of a share of the registrant's common stock, $.10 par value (the "Common Stock"), as reported on the American Stock Exchange, as of such date.

The number of shares of the registrant's Common Stock outstanding as of March 1, 2005, was 8,142,244 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to its 2005 Annual Meeting of Shareholders to be held on May 9, 2005, which will be subsequently filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Report relates, are incorporated by reference into Part III of this Form 10-K where indicated.

TOMPKINS TRUSTCO, INC.
Annual Report on Form 10-K
For the Fiscal Year Ended December 31 2004
Table of Contents

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PART I

Item 1. Business

The disclosures set forth in this item are qualified by the section captioned "Forward Looking Statements" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of this Report and other cautionary statements set forth elsewhere in this Report.

General

Headquartered in Ithaca, New York, Tompkins Trustco, Inc., ("Tompkins" or the "Company") is registered as a Financial Holding Company with the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. The Company conducts its business through its wholly-owned subsidiaries, Tompkins Trust Company, The Bank of Castile, The Mahopac National Bank, and Tompkins Insurance Agencies, Inc. Unless the context otherwise requires, the term "Company" refers to Tompkins Trustco, Inc. and its subsidiaries. The Company's principal offices are located at The Commons, Ithaca, New York 14851, and its telephone number is (607) 273-3210. The Company's common stock is traded on the American Stock Exchange under the Symbol "TMP."

Tompkins was organized in 1995, under the laws of the State of New York, as a bank holding company for the Tompkins Trust Company (the "Trust Company"), a commercial bank that has operated in Ithaca and surrounding communities since 1836. On December 31, 1999, the Company completed a merger with Letchworth Independent Bancshares Corporation ("Letchworth"), at which time Letchworth was merged with and into Tompkins. Upon completion of the merger, Letchworth's two subsidiary banks, The Bank of Castile and The Mahopac National Bank ("Mahopac National Bank"), became subsidiaries of Tompkins. The merger with Letchworth was accounted for as a pooling-of-interests.

On December 31, 2004, Tompkins Insurance acquired 100% of the stock of Banfield & Associates, Inc., an insurance agency in Ithaca, New York, in a stock and cash transaction. The transaction resulted in identifiable intangible assets of $212,409 consisting of customer lists and contracts of $140,409, and a covenant not to compete of $72,000; and goodwill of $739,000. The covenant not to compete and other identifiable intangibles are being amortized over 6 years.

Narrative Description of Business

The Company provides traditional banking and related financial services, which constitute the Company's only reportable business segment. Banking services consist primarily of attracting deposits from the areas served by its 34 banking offices and using those deposits to originate a variety of commercial loans, consumer loans, real estate loans, and leases. Residential real estate mortgage loans are underwritten in accordance with Federal Home Loan Mortgage Corporation (FHLMC) guidelines, which enhances the liquidity of these lending products. The Company's subsidiary banks have sold residential mortgage loans to FHLMC over the past several years to manage exposure to changing interest rates and to take advantage of favorable market conditions. The Company's subsidiary banks retain the servicing of the loans sold to FHLMC and record a servicing asset at the time of sale. For additional details on loan sales, refer to "Note 4 Loan/Lease Classification Summary and Related Party Transactions" in the Notes to Consolidated Financial Statements in Part II, Item 8. of this Report.

The Company's lending function is managed within the guidelines of a comprehensive Board-approved lending policy. Policies and procedures are reviewed on a regular basis. Reporting systems are in place to provide management with ongoing information related to loan production, loan quality, concentrations of credit, loan delinquencies and nonperforming and potential problem loans. The Company has an independent loan review process that reviews and validates the risk identification and assessment made by the lenders and credit personnel. The results of these reviews are presented to the Board.

The Company's principal expenses are interest on deposits, interest on borrowings, and operating and general administrative expenses, as well as provisions for loan/lease losses. Funding sources, other than deposits, include borrowings, securities sold under agreements to repurchase, and cash flow from lending and investing activities. Tompkins provides a variety of financial services to individuals and small business customers. Some of the traditional banking and related financial services are detailed below.

Commercial Services

The Company's subsidiary banks provide financial services to corporations and other business clients. Lending activities include loans for a variety of business purposes, including real estate financing, construction, equipment financing, accounts receivable financing, and commercial leasing. Other commercial services include deposit and cash management services, letters of credit, sweep accounts, credit cards, purchasing cards, merchant processing, and Internet-based account services.

Retail Services
The Company's subsidiary banks provide a variety of retail banking services including checking accounts, savings accounts, time deposits, IRA products, brokerage services, residential mortgage loans, personal loans, home equity loans, credit cards, debit cards and safe deposit services. Retail services are accessible through a variety of delivery systems including branch facilities, ATMs, voice response, and Internet banking.

Trust and Investment Management Services
The Company provides trust and investment services through Tompkins Investment Services, a division of Tompkins Trust Company. Tompkins Investment Services, with office locations at all three of the Company's subsidiary banks, provides a full range of money management services, including investment management accounts, custody accounts, trusts, retirement plans and rollovers, estate settlement, and financial planning.

Insurance Services
The Company provides insurance services through its Tompkins Insurance subsidiary. Tompkins Insurance is an independent insurance agency, representing 22 major insurance carriers with access to special risk property and liability markets. Tompkins Insurance has automated systems for record keeping, claim processing and coverage confirmation, and can provide instant insurance pricing comparisons from some of the country's finest insurance companies. Tompkins Insurance has 5 stand-alone offices and 4 offices that it shares with the Bank of Castile in Western New York that serve the markets contiguous to The Bank of Castile, and recently added an Ithaca office as a result of the December 2004 acquisition of Banfield & Associates, Inc.

Securities Portfolio
The Company maintains a portfolio of securities such as U.S. government and agency securities, obligations of states and political subdivisions thereof, equity securities, and interest-bearing deposits. Management typically invests in securities with short to intermediate average lives in order to better match the interest rate sensitivities of its assets and liabilities.

Investment decisions are made within policy guidelines established by the Company's Board of Directors. The investment policy established by the Company's Board of Directors is based on the asset/liability management goals of the Company, and is monitored by the Company's Asset/Liability Management Committee. The intent of the policy is to establish a portfolio of high quality diversified securities, which optimizes net interest income within safety and liquidity limits deemed acceptable by the Asset/Liability Management Committee. Securities, other than certain obligations of states and political subdivisions thereof, are classified as available-for-sale. Securities available-for-sale may be used to enhance total return, provide additional liquidity, or reduce interest rate risk.

Subsidiaries

The Company operates three banking subsidiaries and an insurance agency subsidiary in New York. The Company's subsidiary banks operate 34 offices, including 1 limited-service office, serving communities in New York. The decision to operate as three locally managed community banks reflects management's commitment to community banking as a business strategy. For Tompkins, personal delivery of high quality services, a commitment to our communities, and the convergence of a single-source financial service provider characterize this community banking approach. The combined resources of the Tompkins organization provides increased capacity for growth, and greater capital resources necessary to make investments in technology and services. Tompkins has developed several specialized financial services that are now available in markets served by all three subsidiary banks. These services include trust and investment services, insurance, leasing, card services, and Internet banking.

Tompkins Trust Company
Tompkins Trust Company is a commercial bank that has operated in Ithaca and surrounding communities since 1836. The Trust Company operates 13 full-service and 1 limited-service banking offices in the counties of Tompkins, Cortland, Cayuga, and Schuyler, New York. The Trust Company closed its Pyramid mall office in December 2004.

The area served by the Trust Company consists primarily of Tompkins County, New York with an estimated population of 101,000. Education plays a significant role in the local economy with Cornell University and Ithaca College being two of the county's major employers. Current economic trends include low unemployment and moderate growth. In December 2002, the Trust Company opened its first office in Cortland, New York, which has a population of approximately 49,000. In June 2003, the Trust Company opened its first office in Auburn, New York, which is in Cayuga County with a population of approximately 82,000.

The Bank of Castile
The Bank of Castile conducts its operations through its 13 full-service offices, in towns situated in and around the areas commonly known as the Letchworth State Park area and the Genesee Valley region of New York State.

The Bank of Castile serves a five-county market that is primarily rural in nature. The opening of a branch office in Chili, New York, in 1999, has provided increased access to the suburban Rochester, New York, market. Excluding Monroe County, which includes Rochester, the population of the counties served by The Bank of Castile is approximately 171,000. Economic growth has been relatively flat in The Bank of Castile's market area, although the significant population base of the suburban Rochester market (in excess of 700,000 people) provides continued opportunities for growth.

Mahopac National Bank
Mahopac National Bank is located in Putnam County, New York and operates 4 full-service offices in that county, 2 full-service offices in Dutchess County, New York and beginning in 2004, one full-service office in Westchester County, New York.

The primary market area for Mahopac National Bank is Putnam County, with a population of approximately 100,000. Putnam County is about 60 miles north of Manhattan, and is one of the fastest growing counties in New York State. Mahopac National Bank's Hopewell Junction and LaGrange offices are located in Dutchess County, which has a population of approximately 292,000. In June 2004, Mahopac National Bank opened an office in Mount Kisco, New York, which is located in Westchester County. Two new offices are planned for 2005, which will be located in Putnam and Dutchess counties.

Tompkins Insurance Agencies, Inc.
Tompkins Insurance Agencies, Inc., is located in Attica, New York and offers property and casualty insurance to individuals and businesses primarily in Western New York. Over the past several years, Tompkins Insurance has expanded its efforts to offer services to customers of the Company's banking subsidiaries by sharing certain offices with The Bank of Castile. Tompkins Insurance has 5 stand-alone offices in Western New York and 4 offices that it shares with The Bank of Castile. On December 31, 2004, Tompkins Insurance acquired an insurance agency in Ithaca, New York.

Competition

Competition for commercial banking and other financial services is strong in the Company's market areas. The deregulation of the banking industry and the widespread enactment of state laws that permit multi-bank holding companies, as well as an increasing level of interstate banking, have created a highly competitive environment for commercial banking. In one or more aspects of its business, the Company's subsidiaries compete with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Some of these competitors have substantially greater resources and lending capabilities and may offer services that the Company does not currently provide. In addition, many of the Company's non-bank competitors are not subject to the same extensive Federal regulations that govern financial holding companies and Federally insured banks.

Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality and scope of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits. Management believes that a community bank is better positioned to establish personalized banking relationships with both commercial customers and individual households. The Company's community commitment and involvement in its primary market areas, as well as its commitment to quality and personalized banking services are factors that contribute to the Company's competitiveness. Management believes that each of the Company's subsidiary banks can compete successfully in its primary market areas by making prudent lending decisions quickly and more efficiently than its competitors, without compromising asset quality or profitability, although no assurances can be given that such factors will assure success.

Supervision and Regulation

Regulatory Agencies
As a registered financial holding company, the Company is subject to examination and comprehensive regulation by the Federal Reserve Board (FRB). The Company's subsidiary banks are subject to examination and comprehensive regulation by various regulatory authorities, including the Federal Deposit Insurance Corporation (FDIC), the Office of the Comptroller of the Currency (OCC), and the New York State Banking Department (NYSBD). Each of these agencies issues regulations and requires the filing of reports describing the activities and financial condition of the entities under its jurisdiction. Likewise, such agencies conduct examinations on a recurring basis to evaluate the safety and soundness of the institutions, and to test compliance with various regulatory requirements, including: consumer protection, privacy, fair lending, the Community Reinvestment Act, the Bank Secrecy Act, sales of non-deposit investments, electronic data processing, and trust department activities.

Share Repurchases and Dividends
Under FRB regulations, the Company may not, without providing prior notice to the FRB, purchase or redeem its own common stock if the gross consideration for the purchase or redemption, combined with the net consideration paid for all such purchases or redemptions during the preceding twelve months, is equal to ten percent or more of the Company's consolidated net worth.

FRB policy provides that dividends shall not be paid except out of current earnings and unless prospective rate of earnings retention by the Company appears consistent with its capital needs, asset quality, and overall financial condition. Tompkins' primary source of funds to pay dividends on its common stock is dividends from its subsidiary banks. The subsidiary banks are subject to regulations that restrict the dividends that they may pay to the Company.

Liability of Commonly Controlled Institutions
FDIC-insured depository institutions can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC due to the default of an FDIC-insured depository institution controlled by the same bank holding company, or for any assistance provided by the FDIC to and FDIC-insured depository institution controlled by the same bank holding company that is in danger of default. "Default" means generally the appointment of a conservator or receiver. "In danger of default" means generally the existence of certain conditions indicating that default is likely to occur in the absence of regulatory assistance.

Intercompany Transactions
There are Federal laws and regulations that govern transactions between the Company's non-bank subsidiaries and its banking subsidiaries. These laws establish certain quantitative limits and other prudential requirements for loans, purchases of assets, and certain other transactions between a member bank and its affiliates.

Capital Adequacy
The FRB, the FDIC, and the OCC have promulgated capital adequacy guidelines that are considered by the agencies in examining and supervising a bank or bank holding company, and in analyzing any applications a bank or bank holding company may submit to the appropriate agency. In addition, for supervisory purposes, the agencies have promulgated regulations establishing five categories of capitalization, ranging from well capitalized to critically undercapitalized, depending upon the level of capitalization and other factors. Currently, the Company and its subsidiary banks maintain leverage and risk-based capital ratios above the required levels and are considered well capitalized under the applicable regulations. A comparison of the Company's capital ratios and the various regulatory requirements is included in "Note 17 Regulations and Supervision" in Notes to Consolidated Financial Statements in Part II, Item 8. of this Report on Form 10-K.

Deposit Insurance
All deposit accounts of the Company's subsidiary banks are insured by the Bank Insurance Fund (BIF), generally in amounts up to $100,000 per depositor. Deposit insurance coverage is maintained by payment of premiums assessed to banks insured by the BIF. The FDIC uses a risk-based assessment system that determines insurance premiums based upon a bank's capital level and supervisory rating. Based on capital strength and favorable FDIC risk classifications, the subsidiary banks are not currently subject to BIF insurance assessments. Since January 1997, all BIF insured banks have been subject to special assessments to repay Financing Corporation (FICO) bonds, which were used to repay depositors of failed Savings and Loan Associations after the former Federal Savings and Loan Insurance Fund became insolvent.

Depositor Preference
The Federal Deposit Insurance Act provides that, in the event of the "liquidation or other resolution" of an insured depository, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including the parent bank holding company, with respect to any extensions of credit they have made to such insured depository institutions.

Sarbanes-Oxley Act of 2002
The Sarbanes-Oxley Act, signed into law on July 30, 2002, addresses corporate governance, auditor independence and accounting standards, executive compensation, insider loans, whistleblower protection and financial disclosure. In accordance with Section 302(a) of the Sarbanes-Oxley Act, the Company's chief executive officer and chief financial officer are each required to certify that the Company's quarterly and annual reports do not contain any untrue statements of a material fact. These certifications also acknowledge that these two officers are responsible for establishing, maintaining and regularly evaluating the effectiveness of the Company's disclosure controls and internal control over financial reporting.

Under Section 404 of the Sarbanes-Oxley Act, management is required to perform an assessment of and an evaluation of the effectiveness of internal control over financial reporting.

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, the Company's chief executive officer and chief financial officer are each required to certify that the Company's quarterly and annual reports fully comply with the requirements of Sections 13(a) of 15(d) of the Securities Exchange Act and that the information contained in the reports fairly present, in all material respects, the Company's financial condition and results of operation.

Employees

At December 31, 2004, the Company employed 623 employees, approximately 104 of whom were part-time. No employees are covered by a collective bargaining agreement and the Company believes its employee relations are excellent.

Available Information

The Company maintains a website with the address www.tompkinstrustco.com. The Company is not including the information contained on the Company's website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. The Company makes available free of charge (other than an investor's own Internet access charges) through its website its annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, its proxy statements on Schedule 14A related to its annual shareholders' meetings, and amendments to these reports or statements, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended, as soon as reasonably practicable after the Company electronically files such material with, or furnishes such material to, the Securities and Exchange Commission (the "SEC"). Copies of these reports are also available at no charge to any person who requests them, with such request directed to Tompkins Trustco, Inc., Investor Relations Department, The Commons, Ithaca, New York 14851, telephone no. (607) 273-3210.

Item 2. Properties

The following table provides information relating to the Company's facilities:

Location	Facility Type	Square Feet	Owned/Leased*
The Commons Ithaca, NY	Tompkins Trustco and Trust Company Main Office	23,900	Owned
119 E. Seneca Street Ithaca, NY	Trust Company Trust and Investment Services	18,550	Owned
121 E. Seneca Street Ithaca, NY	Administration	18,900	Owned
Rothschilds Building The Commons, Ithaca, NY	Operations and Data Processing	24,500	Leased
Central Avenue Cornell University, Ithaca, NY	Trust Company Cornell Campus Office	400	Leased
905 Hanshaw Road Ithaca, NY	Trust Company Community Corners Office	790	Leased
139 N. Street Extension Dryden, NY	Trust Company Dryden Office	2,250	Owned
1020 Ellis Hollow Road Ithaca, NY	Trust Company East Hill Plaza Office	650	Leased
775 S. Meadow Street Ithaca, NY	Trust Company Plaza Office	2,280	Owned
116 E. Seneca Street Ithaca, NY	Trust Company Seneca Street Drive-in	775	Owned
2251 N. Triphammer Road Ithaca, NY	Trust Company Triphammer Road Office	3,000	Leased
2 W. Main Street Trumansburg, NY	Trust Company Trumansburg Office	2,720	Owned
701 W. Seneca Street Ithaca, NY	Trust Company West End Office	2,150	Owned
2230 N. Triphammer Road Ithaca, NY	Trust Company Kendal Office (Part-time office)	204	Leased
100 Main Street Odessa, NY	Trust Company Odessa Office	3,115	Owned

Location	Facility Type	Square Feet	Owned/Leased*
33 Clinton Avenue Cortland, NY	Trust Company Cortland Office	1,900	Leased
90 Main Street Batavia, NY	Trust Company Administrative Office for Bank of Castile and Tompkins Insurance	18,000	Owned
86 North Street Auburn, NY	Trust Company Auburn Office	4,600	Owned
50 N. Main Street Castile, NY	The Bank of Castile Main Office	6,662	Owned
604 W. Main Street Arcade, NY	The Bank of Castile Arcade Office	4,662	Owned
263 E. Main Street Avon, NY	The Bank of Castile Avon Office	3,303	Owned
408 E. Main Street Batavia, NY	The Bank of Castile Batavia Office	3,496	Owned
3155 State Street Caledonia, NY	The Bank of Castile Caledonia Office	4,680	Owned
3252 Chili Avenue Chili, NY	The Bank of Castile Chili Office	4,000	Owned
1 Main Street Gainesville, NY	The Bank of Castile Gainesville Office	1,448	Owned
11 South Street Geneseo, NY	The Bank of Castile Geneseo Office	9,700	Owned
29 Main Street LeRoy, NY	The Bank of Castile LeRoy Office	3,084	Owned
102 N. Center Street Perry, NY	The Bank of Castile Perry Office	4,702	Owned
2727 Genesee Street Retsof, NY	The Bank of Castile Retsof Office	2,220	Leased
445 N. Main Street Warsaw, NY	The Bank of Castile Former Warsaw Office	2,798	Owned ***
2367 Route 19 North Warsaw, NY	The Bank of Castile Warsaw Office	6,950	Owned
129 N. Center Street Perry, NY	The Bank of Castile Processing Center **	11,138	Owned
1410 S. Main Street Medina, NY	The Bank of Castile Medina Office	1,250	Owned
630 Route 6 Mahopac, NY	Mahopac National Bank Mahopac Office	2,800	Owned
591 Route 6N Mahopac Falls, NY	Mahopac National Bank Red Mills Office	3,000	Owned

Location	Facility Type	Square Feet	Owned/Leased*
21 Peekskill Hollow Road Putnam Valley, NY	Mahopac National Bank Putnam Valley Office	17,950	Owned
1441 Route 22 Brewster, NY	Mahopac National Bank Brewster Office and Administration	34,000	Owned
706 Freedom Plains Road Poughkeepsie, NY	Mahopac National Bank LaGrange Office	2,200	Owned
1822 Route 82 Hopewell Junction, NY	Mahopac National Bank Hopewell Office	1,200	Leased
293 Lexington Avenue Mt. Kisco, NY	Mahopac National Bank Mt. Kisco Office	4,400	Leased
14 Market Street Attica, NY	Tompkins Insurance Attica Office	11,424	Leased
13360 Broadway Alden, NY	Tompkins Insurance Alden Office	1,200	Owned
81 Main Street Geneseo, NY	Tompkins Insurance Geneseo Office	1,200	Leased
40 Main Street Leroy, NY	Tompkins Insurance Leroy Office	3,700	Leased
216 E. Main Street Batavia, NY	Tompkins Insurance Batavia Office	1,140	Leased
415 N. Tioga Street Ithaca, NY	Tompkins Insurance Ithaca Office	1,100	Leased

** Lease terminations for the Company's leased properties range from 2005 through 2042.*
*** Office includes two parcels of land that are being leased through 2005 and 2090, respectively.*
**** Office was relocated to new location in Warsaw in 2004; property is presently for sale.*

Management believes the current facilities are suitable for their present and intended purposes. For additional information about the Company's facilities, including rental expenses, see "Note 7 Bank Premises and Equipment" in Notes to Consolidated Financial Statements in Part II, Item 8. of this Report on Form 10-K.

Item 3. Legal Proceedings

The Company is involved in legal proceedings in the normal course of business, none of which are expected to have a material adverse impact on the financial condition or operations of the Company.

Item 4. Submission of Matters to a Vote by Securities Holders

There were no matters submitted to a vote of the shareholders in the fourth quarter of 2004.

Item 4A. Executive Officers of the Registrant

The information concerning the Company's executive officers is provided below as of March 1, 2005:

	Age	Title	Joined Company
James J. Byrnes	63	Chairman of the Board and Chief Executive Officer	January 1989
James W. Fulmer	53	President and Director	January 2000
Stephen E. Garner	58	Executive Vice President	January 2000
Stephen S. Romaine	40	Executive Vice President	January 2000
Donald S. Stewart	60	Executive Vice President	December 1972
Robert B. Bantle	53	Executive Vice President	March 2001
David S. Boyce	38	Executive Vice President	January 2001
Francis M. Fetsko	40	Executive Vice President and Chief Financial Officer	October 1996
Joyce P. Maglione	62	Senior Vice President	March 1981
Lawrence A. Updike	59	Executive Vice President	December 1965

Business Experience of the Executive Officers:

James J. Byrnes has served as the Company's Chief Executive Officer since 1995 and has served as the Chairman of the Board of Directors of the Company since 1992. From 1995 until January 24, 2000, Mr. Byrnes also served as the President of the Company. Mr. Byrnes currently serves as Chairman of the Board of Directors of Tompkins Trust Company. Additionally, from 1989 until December 31, 2002, Mr. Byrnes served as the President and Chief Executive Officer of Tompkins Trust Company. He also serves as a Director of Mahopac National Bank, Tompkins Insurance Agencies, Inc., and The Bank of Castile. From 1978 to 1988, Mr. Byrnes was employed at the Bank of Montreal, most recently as Senior Vice President.

James W. Fulmer has served as President and a Director of the Company since 2000. He has served as a Director of The Bank of Castile since 1988 and as its Chairman since 1992. Effective December 18, 2002, he assumed the additional responsibilities of President and Chief Executive Officer of The Bank of Castile. Mr. Fulmer has served as a Director of Mahopac National Bank since 1999, and as Chairman of Tompkins Insurance Agencies, Inc. since January 1, 2001. He served as the President and Chief Executive Officer of Letchworth Independent Bancshares Corporation from 1991 until the merger with the Company in 1999. Mr. Fulmer also served as the Chief Executive Officer of The Bank of Castile from 1996 through April 2000.

Stephen E. Garner was appointed Executive Vice President of the Company in May 2000. Effective January 1, 2003, Mr. Garner was appointed President and Chief Executive Officer of Tompkins Trust Company. Prior to this appointment, Mr. Garner was the President and Chief Executive Officer of Mahopac National Bank since January 1994.

Stephen S. Romaine was appointed President and Chief Executive Officer of Mahopac National Bank effective January 1, 2003. Prior to this appointment, Mr. Romaine was Executive Vice President, Chief Financial Officer and Manager, Support Services Division of Mahopac National Bank.

Donald S. Stewart has been employed by the Company since 1972, and has served as the executive in charge of the Tompkins Investment Services Division of Tompkins Trust Company since December 1984. He was promoted to Executive Vice President in 1997.

Robert B. Bantle has been employed by the Company since March 2001. In July 2003, he was promoted to Executive Vice President. He is primarily responsible for the Company's retail banking services. Prior to joining the Company, Mr. Bantle was employed by Iroquois Bancorp and First National Bank of Rochester as Senior Vice President at both institutions.

David S. Boyce has been employed by the Company since January 2001 and was promoted to Executive Vice President in April 2004. He was appointed President and Chief Executive Officer of Tompkins Insurance Agencies, Inc. in 2002. He has been employed by Tompkins Insurance Agencies, and a predecessor company to Tompkins Insurance Agencies for 16 years.

Francis M. Fetsko has been employed by the Company since 1996, and has served as Chief Financial Officer since December 2000. In July 2003, he was promoted to Executive Vice President. Mr. Fetsko also serves as Chief Financial Officer and Treasurer of Tompkins Trust Company. Prior to joining the Company, Mr. Fetsko was employed as a Federal Bank Examiner with the Federal Deposit Insurance Corporation from 1986 to 1995.

Joyce P. Maglione has been employed by the Company since March 1981, and has served as Senior Vice President since December 1999. Ms. Maglione is primarily responsible for personnel administration.

Lawrence A. Updike has been employed by the Company since 1965, and has served as the executive in charge of operations and systems since December 1988. In July 2003, he was promoted to Executive Vice President.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

The Company's common stock is traded under the symbol "TMP" on the American Stock Exchange ("AMEX").

The high and low sales prices, which represent actual transactions as quoted on AMEX, of the Company's common stock for each quarterly period in 2004 and 2003 are presented below. In addition, the per share dividends paid by the Company in each quarterly period in 2004 and 2003 are also presented below. Cash dividends on Tompkins Trustco, Inc. common stock were paid on the 17th day of February, May, August and November of 2004; and on the 14th day of February, the 15th day of May and August, and the 14th day of November of 2003.

Market Price & Dividend Information		Market Price High	Market Price Low	Cash Dividends Paid
See Note 1 below:				
2004	1st Quarter	$44.35	$40.35	$.27
	2nd Quarter	44.23	39.29	.27
	3rd Quarter	43.14	39.64	.27
	4th Quarter	49.99	40.40	.27
2003	1st Quarter	$39.46	$34.14	$.25
	2nd Quarter	39.05	36.38	.25
	3rd Quarter	47.27	36.45	.25
	4th Quarter	46.82	41.20	.27

Note 1 - Per share data has been retroactively adjusted to reflect a 10% stock dividend declared on January 25, 2005, and a 10% stock dividend paid on August 15, 2003.

As of March 2, 2005, there were approximately 1,968 registered holders of record of the Company's common stock.

Unregistered Sales of Equity Securities and Use of Proceeds

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs (d)
October 1, 2004 through October 31, 2004	979	$47.09	0	400,000
November 1, 2004 through November 30, 2004	0	0	0	400,000
December 1, 2004 through December 31, 2004	105	$49.19	0	400,000
Total	1,084	$47.29	0	400,000

On July 27, 2004, the Company's Board of Directors approved a stock repurchase plan (the "2004 Plan"), which authorizes the repurchase of up to 400,000 shares of the Company's outstanding common stock over a 2-year period.

The shares repurchased in the fourth quarter of 2004 were part of a directors deferred stock compensation plan pursuant to the Company's 1996 Stock Retainer Plan for Non-Employee Directors.

On December 31, 2004, the Company acquired 100% of the stock of Banfield & Associates, Inc., an insurance agency in Ithaca, New York in a stock and cash transaction. As part of this transaction, the Company issued 9,122 shares of common stock. The common stock issued was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

Item 6. Selected Financial Data

(in thousands except per share data)	Year ended December 31 2004	2003	2002	2001	2000
FINANCIAL STATEMENT HIGHLIGHTS					
Assets	$1,970,295	$1,864,446	$1,670,203	$1,420,695	$1,304,894
Deposits	1,560,873	1,411,125	1,340,285	1,087,458	1,034,901
Other borrowings	63,303	87,111	81,930	75,581	67,257
Shareholders' equity	171,002	158,970	150,597	131,072	114,995
Interest and dividend income	94,673	90,995	93,959	94,158	92,018
Interest expense	23,327	23,493	28,818	36,175	40,076
Net interest income	71,346	67,502	65,141	57,983	51,942
Provision for loan/lease losses	2,860	2,497	2,235	1,606	1,216
Net securities gains	98	43	363	66	450
Net income	25,615	24,205	22,914	19,627	17,512
PER SHARE INFORMATION					
Basic earnings per share	2.86	2.71	2.56	2.19	2.04
Diluted earnings per share	2.81	2.66	2.51	2.16	2.02
Cash dividends per share	1.09	1.01	0.95	0.91	0.89
SELECTED RATIOS					
Return on average assets	1.32%	1.37%	1.45%	1.46%	1.42%
Return on average equity	15.68%	15.90%	16.41%	15.82%	17.09%
Shareholders' equity to average assets	8.82%	8.98%	9.51%	9.73%	9.31%
Dividend payout ratio	38.11%	37.25%	37.54%	41.51%	43.95%

OTHER SELECTED DATA *(in whole numbers, unless otherwise noted)*

Employees (average full-time equivalent)	578	546	530	513	462
Full-service banking offices	34	33	32	29	28
Bank access centers (ATMs)	51	49	48	45	41
Trust and investment services assets under Management, or custody (in thousands)	$1,495,196	$1,389,879	$1,207,786	$1,138,341	$1,094,452

Per share data has been retroactively adjusted to reflect a 10% stock dividend declared on January 25, 2005, and a 10% stock dividend paid on August 15, 2003.

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operation

The following analysis is intended to provide the reader with a further understanding of the consolidated financial condition and results of operations of the Company and its operating subsidiaries for the periods shown. This Management Discussion and Analysis of Financial Condition and Results of Operation should be read in conjunction with other sections of this Report on form 10-K, including Part I, "Item 1. Business", Part II, "Item 6. Selected Financial Data", and Part III, "Item 8. Financial Statements and Supplementary Data".

OVERVIEW

Tompkins Trustco, Inc. ("Tompkins" or the "Company"), is the corporate parent of three community banks, Tompkins Trust Company ("Trust Company"), The Bank of Castile, and The Mahopac National Bank ("Mahopac National Bank"), which together operate 34 banking offices in local market areas throughout New York State. Through its community banking subsidiaries, the Company provides traditional banking services, and offers a full range of money management services through Tompkins Investment Services, a division of Tompkins Trust Company. The Company also offers insurance services through its Tompkins Insurance Agencies, Inc. ("Tompkins Insurance") subsidiary, an independent insurance agency with a history of over 100 years of service to individual and business clients throughout Western New York. Tompkins Insurance expanded its geographic footprint through the acquisition of Banfield & Associates, Inc., in Ithaca, New York on December 31, 2004. Each Tompkins subsidiary operates with a community focus, meeting the needs of the unique communities served. The Company conducts its business through its wholly-owned subsidiaries, Tompkins Trust Company, The Bank of Castile, Mahopac National Bank, and Tompkins Insurance. Unless the context otherwise requires, the term "Company" refers to Tompkins Trustco, Inc. and its subsidiaries.

Headquartered in Ithaca, New York, Tompkins is registered as a financial holding company with the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. Tompkins was organized in 1995 under the laws of the State of New York, as a bank holding company for Tompkins Trust Company, a commercial bank that has operated in Ithaca and surrounding communities since 1836.

Forward-Looking Statements

The Company is making this statement in order to satisfy the "Safe Harbor" provision contained in the Private Securities Litigation Reform Act of 1995. The statements contained in this Report on Form 10-K that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements are made based on management's expectations and beliefs concerning future events impacting the Company and are subject to certain uncertainties and factors relating to the Company's operations and economic environment, all of which are difficult to predict and many of which are beyond the control of the Company, that could cause actual results of the Company to differ materially from those matters expressed and/or implied by forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements: changes in general economic, market and regulatory conditions; the development of an interest rate environment that may adversely affect the Company's interest rate spread, other income or cash flow anticipated from the Company's operations, investment and/or lending activities; changes in laws and regulations affecting banks, bank holding companies and/or financial holding companies; technological developments and changes; the ability to continue to introduce competitive new products and services on a timely, cost-effective basis; governmental and public policy changes, including environmental regulation; protection and validity of intellectual property rights; reliance on large customers; and financial resources in the amounts, at the times and on the terms required to support the Company's future businesses. In addition, such forward-looking statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, including interest rate and currency exchange rate fluctuations, and other factors.

Critical Accounting Policies

In the course of the Company's normal business activity, management must select and apply many accounting policies and methodologies that lead to the financial results presented in the consolidated financial statements of the Company. Some of these policies are more critical than others. Management considers the accounting policy relating to the reserve for loan/lease losses (reserve) to be a critical accounting policy because of the uncertainty and subjectivity inherent in estimating the levels of reserve needed to cover probable credit losses within the loan portfolio and the material effect that these estimates can have on the Company's results of operations.

The Company has developed a methodology to measure the amount of estimated loan loss exposure inherent in the loan portfolio to ensure that an adequate reserve is maintained. The methodology includes an estimate of exposure for the following: specifically reviewed and graded loans, historical loss experience by product type, past due and nonperforming loans, and other internal and external factors such as local and regional economic conditions, growth trends, and credit policy and underwriting standards. The methodology includes a review of loans considered impaired in accordance with the Statement of Financial Accounting Standards (SFAF) No. 114, "Accounting by Creditors for Impairment of a Loan", as well as other commercial loans and commercial mortgage loans that are evaluated using an internal rating system. An estimated exposure amount is assigned to these internally reviewed credits based upon a review of the borrower's financial condition, payment history, collateral adequacy, and business conditions. For commercial loans and commercial mortgage loans not specifically reviewed, and for more homogenous loan portfolios such as residential mortgage loans and consumer loans, estimated exposure amounts are assigned based upon historical loss experience as well as past due status. Lastly, additional reserves are maintained based upon management judgment and assessment of other quantitative and qualitative factors such as regional and local economic conditions and portfolio growth trends.

Since the methodology is based upon historical experience and trends as well as management's judgment, factors may arise that result in different estimations. Significant factors that could give rise to changes in these estimates may include, but are not limited to, changes in economic conditions in the local area, concentration of risk, and declines in local property values. While management's evaluation of the reserve for loan/lease losses as of December 31, 2004, considers the reserve to be adequate, under adversely different conditions or assumptions, the Company would need to increase the reserve.

All accounting policies are important and the reader of the financial statements should review these policies, described in "Note 1 Summary of Significant Accounting Policies" in Notes to Consolidated Financial Statements in Part II, of this Form 10-K, to gain a better understanding of how the Company's financial performance is reported.

RESULTS OF OPERATIONS

(Comparison of December 31, 2004 and 2003 results)

General

Net income for the year ended December 31, 2004, was up 5.8% to $25.6 million, compared to $24.2 million in 2003. On a per share basis, the Company earned $2.81 per diluted share in 2004, compared to $2.66 per diluted share in 2003. The favorable performance in 2004 over 2003 reflects continued success in the execution of the Company's key business strategies. These strategies include a commitment to community banking through diversified revenue sources consisting of net interest income generated from the loan and securities portfolios, trust and investment services income, insurance commissions and fees, and other service charges and fees for providing banking and related financial services. Evidence of the success of these strategies includes the 9.6% growth in total loans and the 6.7% growth in core deposits (total deposits less time deposits of $100,000 and more, brokered deposits, and municipal money market deposits) from December 31, 2003 to December 31, 2004, as well as growth in key fee income categories as discussed below.

The low interest rate environment in 2003 and 2004 and the narrow spread between short-term rates and long-term rates made 2004 a challenging year. Over the past two years, yields on the Company's earning assets have moved downward more rapidly than the interest cost on the Company's interest-bearing liabilities. Consequently, the Company experienced a compression of its net interest margin over the past two years. To offset the effects of a compressed net interest margin, the Company focused on growing its earning asset base, including both loans and securities. The Company supported this growth with deposits and borrowings. As a result of the growth in average earning assets, net interest income grew by 5.7% to $71.3 million in 2004 from $67.5 million in 2003.

The general economic climate of the markets served by Tompkins varied by region, but was most challenging in the Western New York market, which has been negatively impacted by cutbacks and layoffs by some major employers in Rochester, New York. The Western New York market was also unfavorably impacted by softness in the agricultural related businesses. The weakness in the Western New York market contributed to the $2.0 million in net loan/lease charge-offs in 2004 and the $2.5 million in net loan/lease charge-offs in 2003. Nonperforming assets of $7.7 million at December 31, 2004, are down slightly from $8.0 million at December 31, 2003.

Noninterest income for 2004 was $28.0 million, an increase of 10.8% over 2003. Growth in noninterest income was moderated by the fact that 2003 results included $970,000 in gains on the sales of loans, compared to $240,000 in gains on the sales of loans in 2004. The growth trends for key fee generating business activities were positive for the year. Service charges on deposit accounts were $8.0 million, up 10.6% from the prior year; trust and investment services income was $5.2 million, up 20.5%; and insurance commissions and fees were $6.4 million, up 21.06%.

Noninterest expenses were $58.2 million in 2004, up 8.1% over 2003. Contributing to the increased level of noninterest expenses were expenses associated with the Company's expanding branch network and costs related to the Company's efforts to comply with the requirements of the Sarbanes-Oxley Act of 2002.

In addition to growth in earnings per share, key performance measurements for the Company, include return on average shareholders' equity (ROE) and return on average assets (ROA). ROE was 15.68% in 2004, compared to 15.90% in 2003, while ROA was 1.32% in 2004, down from 1.37% in 2003. The declines in ROA and ROE reflect the fact that total assets and total equity grew more rapidly in 2004 than did net income. Despite modest declines in these performance measures, ROA and ROE for Tompkins continue to compare favorably to bank holding company peer ratios widely available from the Federal Reserve Board.

Net Interest Income

Table 1 Average Statements of Condition and Net Interest Analysis illustrates the trend in average interest-earning assets and interest-bearing liabilities, and the corresponding yield or cost associated with each. Taxable-equivalent net interest income improved to $73.9 million in 2004, up from $69.9 million in 2003. Taxable-equivalent net interest income benefited from growth in earning assets, an improved mix of earning assets, and growth in deposits. The 125 basis point increase in the prime rate in 2004 had a favorable impact on commercial loan yields as the Company's prime rate based loans repriced upwards. The low interest rate environment and the narrower spread between short-term rates and long-term rates resulted in a decrease in the net interest margin from 4.28% in 2003, to 4.11% in 2004. The yield on average earning assets decreased from 5.72% for the fiscal year ended December 31, 2003, to 5.40% for fiscal 2004. The cost of interest bearing liabilities decreased from 1.76% to 1.60% over the same time period.

Average earning assets increased by $169.2 million or 10.4% in 2004, from $1.6 billion to $1.8 billion. Growth in average earning assets included growth in both loans and securities. Average loans grew by $86.7 million, which included a $73.3 million increase in average real estate loans, a $12.3 million increase in average commercial loans, and a $1.8 million increase in consumer and other loans. The 2004 growth in real estate loans is net of $14.7 million of loan sales to Federal agencies.

Average securities (excluding changes in unrealized gains and losses on available-for-sale securities) increased by $75.5 million between 2003 and 2004. Growth in the securities portfolio includes a $35.2 million increase in average U.S. Government mortgage-backed securities, a $31.3 million increase in average U.S. Government agency securities, and a $13.6 million increase in municipal securities. The upward movement in interest rates in 2004 contributed to slower prepayments on mortgage-backed securities in 2004 than in 2003. Consequently, premium amortizations on mortgage-backed securities were lower in 2004 than in 2003. For the year ended December 31, 2004, net premium/discount amortizations on securities totaled $2.2 million compared with $3.9 million in 2003.

Core deposits, which include demand deposits, savings accounts, non-municipal money market accounts, and time deposits less than $100,000, represent the Company's largest and lowest cost funding source. Average core deposits increased by 8.2% from $1.1 billion in 2003 to $1.2 billion in 2004, providing funding support for average earning asset growth. Core deposit growth included a $35.9 million or 13.7% increase in noninterest bearing deposits from $261.7 million to $297.6 million. Recent additions to the Company's branch network contributed to the increase in deposits.

Non-core funding sources, which include time deposits of $100,000 or more, brokered deposits, municipal money market deposits, Federal funds purchased, securities sold under repurchase agreements, and other borrowings provided additional sources of funding to support asset growth. Average balances on these non-core funding sources increased by $68.1 million from $510.1 million at year-end 2003, to $578.2 million at year-end 2004. A primary component of non-core funding sources for the Company is municipal money market accounts with an average balance of $154.1 million during 2004, compared with $152.3 million during 2003. Average time deposits of $100,000 or more increased by $25.3 million to $138.1 million at year-end 2004. There was some upward movement in interest rates on some time deposit categories during the latter half of 2004, which contributed to the growth in this deposit category. The Company has used borrowings, mainly securities sold under agreements to repurchase with the Federal Home Loan Bank (FHLB), to fund asset growth. The Company used FHLB advances to fund purchases of investment securities and was able to capitalize on the spread between the yield earned on the investment securities and the cost of the FHLB advances. While these transactions benefited net interest income, the lower yielding investment securities relative to loan yields had a negative effect on net interest margin.

Changes in net interest income occur from a combination of changes in the volume of interest-earning assets and interest-bearing liabilities, and in the rate of interest earned or paid on them. *Table 2 Analysis of Changes in Net Interest Income* illustrates changes in interest income and interest expense attributable to changes in volume (change in average balance multiplied by prior year rate), changes in rate (change in rate multiplied by prior year volume), and the net change in net interest income. The net change attributable to the combined impact of volume and rate has been allocated to each in proportion to the absolute dollar amounts of the change. The $4.0 million increase in taxable-equivalent net interest income from 2003 to 2004 included a $3.8 million increase in interest income and a $200,000 decrease in interest expense. An increased volume of earning assets contributed to a $6.7 million increase in taxable-equivalent net interest income between 2003 and 2004, while changes in interest rates reduced taxable-equivalent net interest income by $2.7 million, resulting in the net increase of $4.0 million.

Table 1 - Average Statements of Condition and Net Interest Analysis

(dollar amounts in thousands)	2004 Average Balance	2004 Interest	2004 Average Yield/Rate	2003 Average Balance	2003 Interest	2003 Average Yield/Rate	2002 Average Balance	2002 Interest	2002 Average Yield/Rate
ASSETS									
Interest-earning assets:									
Certificates of deposit, other banks	**$ 9,086**	**$ 93**	**1.02%**	$ 2,829	$ 27	0.95%	$ 1,479	$ 37	2.50%
Securities (1)									
U.S. Government securities	**544,943**	**21,317**	**3.91**	478,356	18,786	3.93	384,286	20,276	5.28
State and municipal (2)	**102,917**	**6,081**	**5.91**	89,308	5,712	6.40	79,604	5,551	6.97
Other securities (2)	**24,953**	**566**	**2.27**	29,649	827	2.79	46,889	1,618	3.45
Total securities	**672,813**	**27,964**	**4.16**	597,313	25,325	4.24	510,779	27,445	5.37
Federal funds sold	**2,281**	**25**	**1.14**	1,545	16	1.04	12,446	207	1.66
Loans, net of unearned income (3)									
Residential real estate	**426,116**	**24,121**	**5.66**	408,084	24,995	6.12	353,998	24,945	7.05
Commercial real estate	**290,959**	**19,015**	**6.54**	235,691	16,345	6.93	200,803	15,672	7.80
Commercial loans (2)	**272,954**	**15,745**	**5.77**	260,628	15,731	6.04	244,903	16,119	6.58
Consumer and other	**105,095**	**8,886**	**8.46**	103,273	9,415	9.12	108,971	10,283	9.44
Lease financing (2)	**21,841**	**1,426**	**6.53**	22,623	1,568	6.93	19,708	1,522	7.72
Total loans, net of unearned income	**1,116,965**	**69,193**	**6.19**	1,030,299	68,054	6.61	928,383	68,541	7.38
Total interest-earning assets	**1,801,145**	**97,275**	**5.40**	1,631,986	93,422	5.72	1,453,087	96,230	6.62
Noninterest-earning assets	**138,078**			137,762			130,416		
Total assets	**$1,939,223**			$1,769,748			$1,583,503		
LIABILITIES & SHAREHOLDERS' EQUITY									
Deposits:									
Interest-bearing deposits									
Interest checking, savings, and money market	**$ 774,989**	**$ 5,527**	**0.71%**	$ 726,619	$ 5,871	0.81%	$ 660,905	$ 9,759	1.48%
Time Deposits > $100,000	**138,056**	**2,890**	**2.09**	112,752	2,782	2.47	107,329	3,233	3.01
Time Deposits < $100,000	**256,612**	**5,954**	**2.32**	249,722	6,702	2.68	247,278	8,604	3.48
Brokered Time Deposits: < $100,000	**29,691**	**853**	**2.87**	23,424	788	3.36	14,839	571	3.85
Total interest-bearing deposits	**1,199,348**	**15,224**	**1.27**	1,112,517	16,143	1.45	1,030,351	22,167	2.15
Federal funds purchased and securities sold under agreements to repurchase	**175,168**	**4,390**	**2.51**	132,957	3,285	2.47	74,055	2,448	3.31
Other borrowings	**81,213**	**3,713**	**4.57**	88,693	4,065	4.58	82,471	4,203	5.10
Total interest-bearing liabilities	**1,455,729**	**23,327**	**1.60**	1,334,167	23,493	1.76	1,186,877	28,818	2.43
Noninterest-bearing deposits	**297,627**			261,691			236,574		
Accrued expenses and other liabilities	**21,002**			20,108			18,919		
Total liabilities	**1,774,358**			1,615,966			1,442,370		
Minority Interest	**1,511**			1,519			1,519		
Shareholders' equity	**163,354**			152,263			139,614		
Total liabilities and shareholders' equity	**$1,939,223**			$1,769,748			$1,583,503		
Interest rate spread			**3.80%**			3.96%			4.19%
Net interest income/margin on earning assets		**$73,948**	**4.11%**		$69,929	4.28%		$67,412	4.64%

(1) Average balances and yields on available-for-sale securities are based on amortized cost.

(2) Interest income includes the tax effects of taxable-equivalent adjustments using a combined New York State and Federal effective income tax rate of 40% to increase tax-exempt interest income to a taxable equivalent basis. The tax equivalent adjustments for 2004, 2003, and 2002 were as follows: $2,602,000, $2,427,000, and $2,271,000, respectively.

(3) Nonaccrual loans are included in the average loan totals presented above. Payments received on nonaccrual loans have been recognized as disclosed in Note 1 of the consolidated financial statements.

Table 2 - Analysis of Changes in Net Interest Income

(in thousands)(taxable equivalent)	2004 vs. 2003 Increase (Decrease) Due to Change in Average			2003 vs. 2002 Increase (Decrease) Due to Change in Average		
	Volume	Rate	Total	Volume	Rate	Total
INTEREST INCOME:						
Certificates of deposit, other banks	**$64**	**$2**	**$66**	$ 21	$ (31)	$ (10)
Federal funds sold	**8**	**1**	**9**	(134)	(57)	(191)
Investments:						
Taxable	**2,378**	**(102)**	**2,276**	3,504	(5,795)	(2,291)
Tax-exempt	**826**	**(463)**	**363**	642	(471)	171
Loans, net:						
Taxable	**5,357**	**(4,324)**	**1,033**	6,858	(7,539)	(681)
Tax-exempt	**174**	**(68)**	**106**	290	(96)	194
Total interest income	**$8,807**	**$(4,954)**	**$3,853**	$11,181	$(13,989)	$(2,808)
INTEREST EXPENSE:						
Interest-bearing deposits:						
Interest checking, savings, and money market	**374**	**(718)**	**(344)**	891	(4,779)	(3,888)
Time	**964**	**(1,539)**	**(575)**	532	(2,668)	(2,136)
Federal funds purchased and Securities sold under agreements to repurchase	**1,057**	**48**	**1,105**	1,574	(737)	837
Other borrowings	**(342)**	**(10)**	**(352)**	303	(441)	(138)
Total interest expense	**$2,053**	**$(2,219)**	**$(166)**	$3,300	$(8,625)	$(5,325)
Net interest income	**$6,754**	**$(2,735)**	**$4,019**	$7,881	$(5,364)	$2,517

Notes: See notes to Table 1 above.

Provision for Loan/Lease Losses

The provision for loan/lease losses represents management's estimate of the expense necessary to maintain the reserve for loan/lease losses at an adequate level. Management has developed a model to measure the amount of estimated loan loss exposure inherent in the loan portfolio to ensure that an adequate reserve is maintained. The provision for loan/lease losses was $2.9 million in 2004, compared to $2.5 million in 2003. The increase in 2004 is primarily due to continued growth in the loan/lease portfolio, as well as the changing composition of the loan/lease portfolio, which includes increased levels of commercial loans and commercial real estate loans. The Company's loan/lease portfolio remains of generally high quality. Nonperforming loans/leases were $7.6 million at December 31, 2004, representing 0.65% of total loans/leases. Nonperforming loans/leases were $7.6 million at December 31, 2003, representing 0.71% of total loans/leases. Net charge-offs of $2.0 million in 2004 represented 0.18% of average loans/leases during the period, compared to net charge-offs of $2.5 million in 2003, representing 0.24% of average loans/leases. See the section captioned "The Reserve for Loan/Lease Losses" included within in this report for further analysis of the reserve for loan/lease losses.

Noninterest Income

Although net interest income remains the primary revenue source for the Company, competitive, regulatory, and economic conditions have led management to target noninterest income opportunities as important drivers of long-term revenue growth. Management believes a continued focus on noninterest income will improve the Company's ability to compete with non-bank competitors, and reduce earnings volatility that may result from changes in the general interest rate environment. These efforts resulted in $28.0 million in noninterest income for 2004, a 10.8% increase over 2003 noninterest income of $25.3 million. Sources of noninterest income include trust and investment services, service charges on deposit accounts, insurance fees and commissions, and card services products. The Company has been able to expand the contribution of noninterest income to total revenues by developing and introducing new products and by marketing its services across all of the Company's markets. Noninterest income represented 28.2% of total revenue in 2004, compared with 27.2% in 2003.

Trust and investment services generated $5.2 million in revenue in 2004, an increase of 20.5% over revenue of $4.3 million in 2003. Solid new business generation and generally better equity market conditions contributed to the increase in trust fee income. The market value of assets managed by, or in custody of, Tompkins Investment Services increased by $105.3 million or 7.6% to $1.5 billion at December 31, 2004, from $1.4 billion at December 31, 2003. Strong estate management fees in 2004 also contributed to the revenue growth. Tompkins Investment Services generates fee income through managing trust and investment relationships, managing estates, providing custody services, and managing employee benefit plans. Fees are largely based on the market value of the assets managed by Tompkins Investment Services, and may vary by the mix of accounts between the various categories. Volatility in the equity and bond markets impacts the market value of trust assets and the related investment fees. Services are primarily provided to customers in the Trust Company's market area of Tompkins County and surrounding areas; however, Tompkins Investment Services has a growing client base in The Bank of Castile and Mahopac National Bank markets. The division currently manages assets for clients throughout the United States.

Service charges on deposit accounts were up $767,000 or 10.6% to $8.0 million in 2004, compared to $7.2 million in 2003. An increase in the number of transaction accounts, fee increases, and additional deposit services contributed to the growth in service charges on deposit accounts in 2004 over 2003. The average dollar volume of noninterest-bearing accounts increased by $35.9 million between 2003 and 2004, from $261.7 million to $297.6 million, while interest-bearing checking, savings and money market accounts increased by $48.4 million over the same period, from $726.6 million to $775.0 million. The largest component of service charges on deposit accounts is overdraft fees. Overdraft fees over the past several years have benefited from the implementation of an automated overdraft payment program in mid-2002 for personal accounts. This overdraft program was expanded in mid-2004 to encompass a broader customer base, including commercial accounts.

Insurance commissions and fees were $6.4 million in 2004, an increase of $1.1 million or 21.1% over 2003. Tompkins Insurance's acquisition of an insurance agency in late 2003 contributed to the growth in commission income in 2004 over 2003. The acquisition is described in more detail in "Note 6 Goodwill and Other Intangible Assets" in Notes to Consolidated Financial Statements Part II, Item 8. of this Report on Form 10-K. Additionally, Tompkins Insurance has continued its efforts to offer services to customers of The Bank of Castile. These efforts include locating Tompkins Insurance representatives in offices of The Bank of Castile. Tompkins Insurance currently shares 4 office locations with The Bank of Castile and plans to add representatives to other offices in 2005. Tompkins Insurance's December 31, 2004 acquisition of Banfield & Associates, a small insurance agency in Ithaca, New York, provides an opportunity to offer insurance services to the customers of Tompkins Trust Company.

Card services income of $2.5 million in 2004 was up $198,000 or 8.7% over income of $2.3 million in 2003. An increased number of cardholders and higher transaction volume contributed to the growth in card services income in 2004. Card services have been a strong contributor to revenues as technology has created opportunities to better serve customers with new products. Card services products include traditional credit cards, purchasing cards, debit cards, automated teller machines (ATM), and merchant card processing. This is a business that is highly competitive with many large national competitors.

Noninterest income also includes $1.2 million from increases in cash surrender value of corporate owned life insurance (COLI), up from $1.0 million in 2003. The increase in earnings in 2004 compared to 2003 reflects improved returns on the insurance assets and the payoff of certain loans against these policies. The COLI relates to life insurance policies covering certain senior officers of the Company and its subsidiaries. Increases in the cash surrender value of the insurance are reflected as other noninterest income, net of the related mortality expense. The Company's average investment in COLI was $23.3 million during 2004, compared to $22.0 million during 2003. The Company repaid approximately $449,000 of policy loans in 2003. Although income associated with the insurance policies is not included in interest income, increases in the cash surrender value produced a tax-adjusted return of approximately 8.53% in 2004, 7.67% in 2003, and 9.08% in 2002.

Net gains from loan sales fell significantly in 2004, as the interest rate environment was not as favorable for loan originations and sales as that in 2003. Loans sold in the secondary market are typically longer term fixed rate residential mortgage loans. With the rising interest rate environment, fixed rate loan production including the refinancing of loans currently serviced by the Company slowed considerably in 2004, resulting in a lower volume of loan sales. The volume of loan sales fell from $52.6 million in 2003 to $14.7 million in 2004, while net gains on loan sales totaled $240,000 in 2004 compared to $970,000 in 2003.

The Company has an investment in a small business investment company partnership, Cephas Capital Partners, L.P. ("Cephas"), totaling $3.4 million at December 31, 2004, a decrease from $3.5 million at December 31, 2003. Because the Company's percentage ownership in Cephas exceeds 20%, the equity method of accounting is utilized, such that the Company's percentage of Cephas' income is recognized as income on its investment; and likewise, any loss by Cephas is recognized as a loss on the Company's investment. For 2004, the Company recognized income from this investment of $381,000 compared with income of $350,000 in 2003. The Company believes that as of December 31, 2004, there is no impairment with respect to this investment.

Noninterest Expense

Noninterest expenses for the year ended December 31, 2004, were $58.2 million, an increase of 8.1% over noninterest expenses of $53.9 million for the year ended December 31, 2003. Changes in the various components of noninterest expense are discussed below.

Personnel-related expenses comprise the largest segment of noninterest expense, representing 58.4% of noninterest expenses in 2004, compared to 57.5% in 2003. Total personnel-related expenses increased by $3.0 million or 9.8% in 2004, to $34.0 million from $31.0 million. The increase in personnel-related expenses is mainly concentrated in salaries and wages and reflects an increased number of employees and salary increases. Average full-time equivalents (FTEs) increased from 546 for the year ended December 31, 2003, to 578 for the year ended December 31, 2004. The increase in employees is associated primarily with staffing of new offices, including the Auburn, New York office (July 2003) of the Trust Company, the Mt. Kisco, New York office (June 2004) of Mahopac National Bank, and the insurance agency acquisition by Tompkins Insurance in late 2003.

Expense for premises, furniture, and fixtures totaled $7.1 million in 2004, an increase of $472,000 or 7.1% over expense of $6.7 million in 2003. The additions to the Company's branch network mentioned above, as well as higher taxes, insurance and utilities contributed to the increase in bank premises and furniture and fixture expense.

External expenses related to the Company's efforts to comply with Section 404 of the Sarbanes-Oxley Act totaled $618,000 in 2004 compared with $50,000 in 2003. Approximately $405,000 of $618,000 were included in professional fees and contributed to the increase in professional fees from $869,000 in 2003 to $1.7 million in 2004. The remaining $213,000 of expenses related to Sarbanes-Oxley is included in other operating expenses.

Software licensing and maintenance expenses totaled $1.5 million in 2004, an increase of $272,000 or 23.1% over 2003. The increase reflects upgrades to our mainframe computer system.

Other operating expenses were $11.4 million for the 12 months ended December 31, 2004, which were in line with the $11.5 million in 2003. This expense category includes postage and courier, printing and supplies, card services, and audits and examinations. Audit and examination fees were up due to the additional requirements of Section 404 of Sarbanes-Oxley. Other losses were down $200,000, as operating expenses for 2003 included approximately $400,000 of losses resulting from fraudulent credit card transactions perpetrated against Tompkins Trust Company and several other banks in the third quarter of 2003.

The Company's efficiency ratio, defined as operating expense excluding amortization of intangible assets, divided by tax-equivalent net interest income plus noninterest income before securities gains and losses (increase in the cash surrender value of COLI is shown on a tax equivalent basis), was 56.1% in 2004, compared to 55.7% in 2003. Tax equivalency was based upon a 40% tax rate. Excluding the tax equivalent adjustments for tax-exempt securities, tax-exempt loans/leases, and COLI income, the efficiency ratio would be 58.0% in 2004 and 57.3% in 2003.

Minority Interest in Consolidated Subsidiaries

Minority interest expense represents the portion of net income in consolidated majority-owned subsidiaries that is attributable to the minority owners of a subsidiary. The Company had minority interest expense of $133,000 in 2004 compared to $134,000 in 2003, related to minority interests in three real estate investment trusts, which are substantially owned by the Company's banking subsidiaries. In 2004, the Trust Company purchased 50 shares of its real estate investment trust from the minority owners.

Income Tax Expense

The provision for income taxes provides for Federal and New York State income taxes. The 2004 provision was $12.5 million, compared to $12.1 million in 2003. The increase was primarily due to a higher level of taxable income. The effective tax rate for the Company decreased in 2004 to 32.8%, from 33.3% in 2003. The reduced rate reflects the effects of increased tax-exempt income from loans and leases, securities, and life insurance policies as well as an increase in assets in its real estate investment trusts in 2004. Legislation has been proposed at the State level that would change the tax treatment of dividends paid by real estate investment trusts ("REIT"). Each of the Company's banking subsidiaries is a majority owner in a REIT. If the law is passed in its current form, the expected impact on the Company would be an increased tax expense of approximately $726,000.

RESULTS OF OPERATIONS

(Comparison of December 31, 2003 and 2002 results)

General

Net income for the year ended December 31, 2003, was up 5.6% to $24.2 million, compared to $22.9 million in 2002. On a per share basis, the Company earned $2.66 per diluted share in 2003 compared to $2.51 per diluted share in 2002. In addition to growth in earnings per share, key performance measurements for the Company, include return on average shareholders' equity (ROE) and return on average assets (ROA). ROE was 15.90% in 2003, compared to 16.41% in 2002, while ROA was 1.37% in 2003, down from 1.45% in 2002. The declines in ROA and ROE reflect the fact that total assets and total equity grew more rapidly in 2003 than did net income. Despite the declines in these performance measures, ROA and ROE for Tompkins continue to compare favorably to bank holding company peer ratios widely available from the Federal Reserve Board.

The Company's positive performance in 2003 is attributable to the successful implementation of the Company's key business strategies, which include a commitment to community banking through diversified revenue sources consisting of net interest income generated from the loan and securities portfolios, trust and investment services income, and other service charges and fees for providing banking and related financial services.

Net Interest Income

Table 1 Average Statements of Condition and Net Interest Analysis above illustrates the trend in average interest-earning assets and interest-bearing liabilities, and the corresponding yield or cost associated with each. Tax-equivalent net interest income improved to $69.9 million in 2003, up from $67.4 million in 2002. Net interest income benefited from growth in earning assets, an improved mix of earning assets, and growth in deposits. The continued low interest rate environment resulted in a decrease in the net interest margin from 4.64% in 2002, to 4.28% in 2003. The yield on earning assets decreased from 6.62% for the fiscal year ended December 31, 2002 to 5.72% for fiscal 2003. The cost of interest bearing liabilities decreased from 2.43% to 1.76% over the same time period.

Average earning assets increased by $178.9 million or 12.3% in 2003, from $1.5 billion to $1.6 billion. Growth in average earning assets was primarily centered in the loan portfolio. Average loans grew by $101.9 million, which included an $89.0 million increase in average real estate loans; a $15.7 million increase in average commercial loans, a $2.9 million increase in leases, and a $5.7 million decrease in consumer and other loans. The growth in real estate loans is net of $52.6 million of loan sales in 2003 to Federal agencies, and the securitization of $39.7 million in loans that are now held in the Company's available-for-sale portfolio as mortgage-backed securities.

Average securities (excluding changes in unrealized gains and losses on available-for-sale securities) increased by $86.5 million between 2002 and 2003. Growth in the securities portfolio includes a $53.1 million increase in average U.S. Government mortgage-backed securities and a $41.0 million increase in average U.S. Government agency securities. The increase in mortgage-backed securities includes the effect of the $39.7 million in securities that were created from the Company's own mortgage production. The low interest rate environment in 2003 led to higher prepayments on mortgage-backed securities in 2003 than in 2002. Consequently, premium amortizations on mortgage-backed securities were significantly higher in 2003 than in 2002. For the year ended December 31, 2003, net premium/discount amortizations on securities totaled $3.9 million compared with $2.0 million in 2002.

Core deposits, which include demand deposits, savings accounts, non-municipal money market accounts, and time deposits less than $100,000, represent the Company's largest and lowest cost funding source. Average core deposits increased by 6.2% from $1.0 billion in 2002 to $1.1 billion in 2003 and supported average earning asset growth. Non-core funding sources, which include time deposits of $100,000 or more, brokered deposits, municipal money market deposits, Federal funds purchased, securities sold under repurchase agreements, and other borrowings provided additional sources of funding to support asset growth. Average balances on these non-core funding sources increased by $109.3 million from $400.8 million at year-end 2002 to $510.1 million at year-end 2003. The primary component of non-core funding sources at December 31, 2003 was municipal money market accounts with an average balance of $152.3 million.

Changes in net interest income occur from a combination of changes in the volume of interest-earning assets and interest-bearing liabilities, and in the rate of interest earned or paid on them. *Table 2 Analysis of Changes in Net Interest Income* above illustrates changes in interest income and interest expense attributable to changes in volume (change in average balance multiplied by prior year rate), changes in rate (change in rate multiplied by prior year volume), and the net change in net interest income. The net change attributable to the combined impact of volume and rate has been allocated to each in proportion to the absolute dollar amounts of the change. The $2.5 million increase in tax-equivalent net interest income from 2002 to 2003 included a $5.3 million decrease in interest expense and a $2.8 million decrease in interest income. An increased volume of earning assets contributed to a $7.9 million increase in net interest income between 2002 and 2003, while changes in interest rates reduced net interest income by $5.4 million, resulting in the net increase of $2.5 million.

Provision for Loan/Lease Losses

The provision for loan/lease losses was $2.5 million in 2003, compared to $2.2 million in 2002. The increase in 2003 is primarily due to continued growth in the loan/lease portfolio, as well as the changing composition of the loan/lease portfolio, which includes increased levels of commercial loans and commercial real estate loans. The Company's loan/lease portfolio remains of generally high quality. Nonperforming loans/leases were $7.6 million at December 31, 2003, representing 0.71% of total loans/leases. Nonperforming loans/leases were $7.5 million at December 31, 2002, representing 0.76% of total loans/leases. Net charge-offs of $2.5 million in 2003 represented 0.24% of average loans/leases during the period, compared to net charge-offs of $1.2 million in 2002, representing 0.13% of average loans/leases.

Noninterest Income

Noninterest income of $25.3 million in 2003 represented a 6.5% increase over 2002 noninterest income of $23.7 million. The Company has been able to expand the contribution of noninterest income to total revenues by developing and introducing new products and by marketing its services across all of the Company's markets. Changes in the various components of noninterest income are discussed below.

Revenue from trust and investment services totaled $4.3 million in 2003, an increase of 3.6% over revenue of $4.2 million in 2002. Tompkins Investment Services generates fee income through managing trust and investment relationships, managing estates, providing custody services, and managing employee benefit plans. The weak stock market in 2002 and early 2003 had an unfavorable impact on trust commissions and fees. With the improvement in the national stock markets in mid 2003 and solid new business generation, the market value of assets managed by, or in custody of, Tompkins Investment Services increased by $182.1 million or 15.1% to $1.4 billion at December 31, 2003 from $1.2 billion at December 31, 2002. Investment and other custodial account fees are generally based on the market value of assets.

Service charges on deposit accounts were up $896,000 or 14.2% to $7.2 million in 2003, compared to $6.3 million in 2002. An increase in the number of transaction accounts, fee increases, and additional deposit services contributed to the growth in service charges on deposit accounts in 2003 over 2002. The average dollar volume of noninterest-bearing accounts increased by $25.1 million between 2002 and 2003, from $236.6 million to $261.7 million, while interest-bearing checking, savings and money market accounts increased by $65.7 million over the same period, from $660.9 million to $726.6 million.

Insurance commissions and fees were $5.3 million in 2003, an increase of $365,000 or 7.4% over 2002. Higher premium costs instituted by underwriting insurance companies, and Tompkins Insurance's acquisition of two small insurance agencies in 2003 contributed to the growth in commission income in 2003 over 2002. Additionally, Tompkins Insurance has expanded its efforts to offer services to customers of The Bank of Castile. These efforts include locating Tompkins Insurance representatives in two Bank of Castile offices during 2003.

Card services income of $2.3 million in 2003 was up $162,000 or 7.7% over income of $2.1 million in 2002. An increased number of cardholders and higher transaction volume contributed to the growth in card services income in 2003 over 2002. Card services products include traditional credit cards, purchasing cards, debit cards, automated teller machines (ATM), and merchant card processing.

Noninterest income also includes $1.0 million from increases in cash surrender value of corporate owned life insurance (COLI), down from $1.4 million in 2002. The decrease in earnings in 2003 compared to 2002 reflects lower returns on the insurance assets as a result of the current historically low interest rate environment. The Company's average investment in COLI was $22.0 million during 2003 compared to $20.7 million at during 2002. The Company repaid approximately $449,000 of policy loans in 2003. Although income associated with the insurance policies is not included in interest income, increases in the cash surrender value produced a tax-adjusted return of approximately 7.67% in 2003, 9.08% in 2002, and 8.07% in 2001.

During 2003, residential loan volume benefited from the historically low interest rate environment. As a result of strong loan application volume, which included a high percentage of applications to refinance loans currently serviced by the Company, the volume of residential loan sales increased from $28.8 million in 2002 to $52.6 million in 2003. Net gains from loan sales amounted to $970,000 in 2003 compared to $671,000 in 2002. The majority of the gains on loan sales were recognized in the first six months of 2003 given the favorable interest rate environment. Refinancing volume and loan sales slowed considerably in the third quarter of 2003 as a result of the upward movement of interest rates.

The Company has an investment in a small business investment company partnership, Cephas Capital Partners, L.P. ("Cephas"), totaling $3.5 million at December 31, 2003, a decrease from $4.2 million at December 31, 2002. The decrease reflects the sale of a portion of the Company's investment to a new investor. For 2003, the Company recognized income from this investment of $350,000, which includes the $194,000 gain recognized on the sale of a portion of its ownership percentage, compared with income of $90,000 in 2002. The Company believes that as of December 31, 2003, there is no impairment with respect to this investment.

Noninterest Expense

Noninterest expenses for the year ended December 31, 2003, were $53.9 million, an increase of 3.0% over noninterest expenses of $52.3 million for the year ended December 31, 2002. The increase in 2003 is largely concentrated in salaries and employee benefits and reflects an increase in full-time equivalents (FTE). Average FTEs increased from 530 at December 31, 2002 to 546 at December 31, 2003.

Personnel-related expenses comprise the largest segment of noninterest expense, representing 57.5% of noninterest expenses in 2003, compared to 56.5% in 2002. Total personnel-related expenses increased by $1.4 million or 4.9% in 2003, to $31.0 million from $29.5 million in 2002. The year-over-year growth in personnel-related expenses was favorably impacted by the $650,000 charge associated with a revaluation of certain pension liabilities in the fourth quarter of 2002. The increase in personnel-related expenses is due to a several factors including an increased number of employees and higher benefit related costs for medical insurance and pensions. The increase in employees is associated primarily with staffing of new offices, including the Cortland, New York (December 2002) and Auburn, New York (July 2003) offices of the Trust Company and a new Mahopac National Bank office in LaGrange, New York (July 2002).

Expense for premises, furniture, and fixtures totaled $6.7 million in 2003, an increase of $346,000 or 5.5% over expense of $6.3 million in 2002. The additions to the Company's branch network mentioned above as well as higher taxes, insurance and utilities contributed to the increase in bank premises and furniture and fixture expense.

Marketing expenses were up $147,000 or 8.2% to $1.9 million for the year ended December 31, 2003, from $1.8 million for the same period in 2002. Promotional expenses related to the expansion of the Company's branch network contributed to the increase in marketing expense in 2003 over 2002.

Other operating expenses were $11.5 million for the 12 months ended December 31, 2003, a decrease of $120,000 or 1.0% compared to expenses of $11.6 million for the same period in 2002. This expense category includes postage and courier, printing and supplies, card services, and audits and examinations. Other operating expenses for 2003 include approximately $400,000 of losses resulting from fraudulent credit card transactions perpetrated against Tompkins Trust Company and several other banks in the third quarter of 2003. Comparison of 2003 results with 2002 results are favorably impacted by a $250,000 reduction in expenses related to residual losses on leased vehicles and $195,000 reduction in expense related to penalties on discretionary prepayment of Federal Home Loan Bank borrowings.

The Company's efficiency ratio, defined as operating expense excluding amortization of intangible assets, divided by tax-equivalent net interest income plus noninterest income before securities gains and losses (increase in the cash surrender value of COLI is shown on a tax equivalent basis), was 55.7% in 2003, compared to 56.3% in 2002. The improvement is largely due to an increase in noninterest income. Tax equivalency was based upon a 40% tax rate. Excluding the tax equivalent adjustments for tax-exempt securities, tax-exempt loans/leases, and COLI income, the efficiency ratio would be 57.3% in 2003 and 58.1% in 2002.

Minority Interest in Consolidated Subsidiaries

Minority interest expense represents the portion of net income in consolidated majority-owned subsidiaries that is attributable to the minority owners of a subsidiary. The Company had minority interest expense of $134,000 in each of 2002 and 2003, related to minority interests in three real estate investment trusts, which are substantially owned by the Company's banking subsidiaries.

Income Tax Expense

The provision for income taxes provides for Federal and New York State income taxes. The 2003 provision was $12.1 million, compared to $11.3 million in 2002. The increase was primarily due to a higher level of taxable income. The effective tax rate for the Company increased in 2003 to 33.3%, from 33.0% in 2002.

FINANCIAL CONDITION

During 2004, total assets grew by $105.8 million or 5.7% to $2.0 billion at December 31, 2004, compared to $1.9 billion at December 31, 2003. *Table 3 Balance Sheet Comparisons* below provides a comparison of average and year-end balances of selected balance sheet categories over the past three years, and the change in those balances between 2003 and 2004. Over the past several years, the Company has focused on growing average earning assets to increase net interest income and offset the negative impact of a narrowing net interest margin resulting from the historically low interest rate environment. Earning asset growth in 2004 consisted of a $103.0 million increase in loans, and a $22.2 million increase in the amortized cost of securities. Loan growth is net of $14.7 million in sales of fixed rate residential mortgage loans in 2004. A more detailed discussion of the loan portfolio is provided in the section captioned "Loan/Leases".

Deposit growth generated by the Company's expanding branch network has supported the majority of the growth in earning assets. Core deposits remain the primary source of funding with core deposits increasing by $75.9 million or 6.7% to $1.2 billion at year-end 2004, from $1.1 billion at year-end 2003. The Company also uses wholesale funding sources, which include borrowings and securities sold under agreements to repurchase, to support asset growth. These funding sources decreased by $58.0 million between year-end 2004 and year-end 2003 to $217.0 million from $275.0 million. Given the narrowing spread between short-term and long-term interest rates in mid-to-late 2004, the Company used cash flows from its investment portfolio to paydown borrowings. Refer to "Note 9 Securities Sold Under Agreements to Repurchase and Federal Funds Purchased" and "Note 10 Other Borrowings" in Notes to Consolidated Financial Statements in Part II, Item 8. of this Report on Form 10-K for further details on these funding sources.

Table 3 - Balance Sheet Comparisons

AVERAGE BALANCE SHEET

(in thousands)	2004	2003	2002	Change (2003-2004) Amount	Change (2003-2004) Percentage
Total assets	**$1,939,223**	$1,769,748	$1,583,503	$169,475	9.58%
Earning assets *	**1,801,145**	1,631,986	1,453,087	169,159	10.37%
Total loans and leases, less unearned income and net deferred costs and fees	**1,116,965**	1,030,299	928,383	86,666	8.41%
Securities *	**672,813**	597,313	510,779	75,500	12.64%
Core deposits **	**1,175,110**	1,085,731	1,022,625	89,379	8.23%
Time deposits of $100,000 and more	**138,056**	112,752	107,329	25,304	22.44%
Federal funds purchased and securities sold under agreements to repurchase	**175,168**	132,957	74,055	42,211	31.75%
Other borrowings	**81,213**	88,693	82,471	(7,480)	(8.43)%
Shareholders' equity	**163,354**	152,263	139,614	11,091	7.28%

ENDING BALANCE SHEET

(in thousands)	2004	2003	2002	Change (2003-2004) Amount	Change (2003-2004) Percentage
Total assets	**$1,970,295**	$1,864,446	$1,670,203	$105,849	5.68%
Earning assets *	**1,832,042**	1,714,995	1,525,586	117,047	6.82%
Total loans and leases, less unearned income and net deferred costs and fees	**1,172,148**	1,069,140	995,346	103,008	9.63%
Securities *	**658,872**	636,639	519,840	22,233	3.49%
Core deposits **	**1,201,988**	1,126,101	1,035,855	75,887	6.74%
Time deposits of $100,000 and more	**150,076**	105,102	112,338	44,974	42.79%
Federal funds purchased and securities sold under agreements to repurchase	**153,715**	187,908	77,843	(34,193)	(18.20)%
Other borrowings	**63,303**	87,111	81,930	(23,808)	(27.33)%
Shareholders' equity	**171,002**	158,970	150,597	12,032	7.57%

** Balances of available-for-sale securities are shown at amortized cost.*

*** Core deposits equal total deposits less time deposits of $100,000 and more, brokered deposits, and municipal money market deposits.*

Shareholders' Equity

The consolidated statements of changes in shareholders' equity included in the Consolidated Financial Statements of the Company contained in Part II, Item 8. of this Report, detail the changes in equity capital, including payments to shareholders in the form of cash dividends. The Company continued its long history of increasing cash dividends with a per share increase of 7.9% in 2004, which followed an increase of 6.3% in 2003. Dividends per share amounted to $1.09 in 2004, compared to $1.01 in 2003, and $0.95 in 2002. Cash dividends paid represented 38.1%, 37.6%, and 37.4% of after-tax net income in each of 2004, 2003, and 2002, respectively.

Total shareholders' equity was up $12.0 million or 7.6% to $171.0 million at December 31, 2004, from $159.0 million at December 31, 2003. Undivided profits were up $15.8 million between year-end 2003 and year-end 2004, from $78.7 million to $94.5 million. Surplus decreased by $1.1 million, from $76.9 million at December 31, 2003, to $75.8 million at December 31, 2004, as the Company continued to repurchase shares through its stock repurchase plan. The decrease in accumulated other comprehensive income is due to a decrease in unrealized gains on available-for-sale securities largely due to increases in interest rates.

On July 24, 2002, the Company's board of directors approved a stock repurchase plan (the "2002 Plan"), which authorized the repurchase of up to 440,000 shares of Tompkins common stock over a two-year period. The 2002 Plan ended July 24, 2004 with 163,065 shares repurchased under the 2002 Plan at an average cost of $41.31. This includes 65,946 shares purchased in 2004, at an average cost of $45.13 per share.

On July 27, 2004, the Company's board of directors approved a stock repurchase plan (the "2004 Plan") to replace the 2002 Plan. The 2004 Plan authorizes the repurchase of up to 400,000 shares of the Company's outstanding common stock over a two-year period. No shares were repurchased under the 2004 Plan in 2004.

Total shareholders' equity was up $8.4 million or 5.6% to $159.0 million at December 31, 2003, from $150.6 million at December 31, 2002. Surplus increased by $30.9 million, from $46.0 million at December 31, 2002, to $76.9 million at December 31, 2003; while undivided profits were down $18.0 million between year-end 2003 and year-end 2002, from $96.7 million to $78.7 million. The increase in surplus and decrease in undivided profits is primarily due to the 10% stock dividend paid on August 15, 2003. Surplus was also affected by the repurchase of 95,799 shares of Tompkins common stock at a total cost of $3.7 million. These shares were purchased under the 2002 Plan. As of December 31, 2003, 97,119 shares had been repurchased life-to-date under the 2002 Plan. The decrease in other comprehensive income is due to a decrease in unrealized gains on available-for-sale securities largely due to increases in interest rates.

The Company and its subsidiary banks are subject to quantitative capital measures established by regulation to ensure capital adequacy. Consistent with the objective of operating a sound financial organization, the Company and its subsidiary banks maintain capital ratios well above regulatory minimums, as detailed in "Note 17 Regulations and Supervision" in Notes to Consolidated Financial Statements in Part II, Item 8. of this Report on Form 10-K.

Securities

The securities portfolio (excluding fair value adjustments on available-for-sale securities) at December 31, 2004, was $658.9 million, reflecting an increase of 3.5% from $636.6 million at December 31, 2003. "Note 2 Securities" in Notes to Consolidated Financial Statements in Part II, Item 8. of this Report, details the types of securities held, the carrying and fair values, and the contractual maturities as of December 31, 2004 and 2003. The amortized cost and fair value of the securities portfolio at December 31, 2002, is presented in the table below. Qualified tax-exempt debt securities, primarily obligations of state and political subdivisions, were $112.3 million at December 31, 2004, or 17.0% of total securities, compared to $97.8 million, or 15.4% of total securities at December 31, 2003. Mortgage-backed securities, consisting mainly of securities issued by U.S. government agencies, totaled $300.4 million at December 31, 2004, compared to $299.4 million at December 31, 2003.

	Available-for-Sale Securities			
December 31, 2002 *(in thousands)*	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Obligations of U.S. Government sponsored agencies	$159,247	$2,975	$ 0	$162,222
Obligations of states and political subdivisions	45,348	2,193	17	47,524
Mortgage-backed securities	264,276	7,763	52	271,987
U.S. corporate securities	3,034	0	200	2,834
Total debt securities	471,905	12,931	269	484,567
Equity securities	9,213	0	0	9,213
Total available-for-sale securities	$481,118	$12,931	$269	$493,780

Available-for-sale securities include $8,808,000 in nonmarketable equity securities, which are carried at cost since fair values are not readily determinable. This figure includes $7,293,000 of Federal Home Loan Bank Stock, and $720,000 of Federal Reserve Bank (FRB) stock, which are required to be held for regulatory purposes and for borrowings availability. The required investment in FHLB stock is tied to the Company's borrowing levels with the FHLB. Substantially all of the above mortgage-backed securities are direct pass through securities or collateralized mortgage obligations issued or backed by Federal agencies.

	Held-to-Maturity Securities			
December 31, 2002 *(in thousands)*	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Obligations of states and political subdivisions	$38,722	$1,566	$28	$40,260
Total held-to-maturity debt securities	$38,722	$1,566	$28	$40,260

The amortized cost and fair value of debt securities by contractual maturity are shown in the following table. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Management's policy is to purchase investment grade securities that, on average, have relatively short expected durations. This policy helps mitigate interest rate risk and provides sources of liquidity without significant risk to capital. A large percentage of securities are direct obligations of the Federal government and its agencies. Expected maturities will differ from contractual maturities presented in *Table 4 Maturity Distribution* below, because issuers may have the right to call or prepay obligations with or without penalty and mortgage-backed securities will pay throughout the periods prior to contractual maturity. The contractual maturity distribution of debt securities and mortgage-backed securities as of December 31, 2004, along with the weighted average yield of each category, is presented in *Table 4 Maturity Distribution* below. Balances are shown at amortized cost and weighted average yields are calculated on a fully taxable-equivalent basis using a tax rate of 40%.

Table 4 - Maturity Distribution

	As of December 31, 2004			
	Securities Available-for-Sale *		Securities Held-to-Maturity	
(dollar amounts in thousands)	Amount	Yield (FTE)	Amount	Yield (FTE)
Obligations of U.S. Government sponsored agencies				
Within 1 year	$ 4,997	1.82%	$ 0	0.00%
Over 1 to 5 years	136,154	3.27%	0	0.00%
Over 5 to 10 years	81,053	4.33%	0	0.00%
Over 10 years	8,998	5.39%	0	0.00%
	$231,202	3.69%	$ 0	0.00%
State and political subdivisions				
Within 1 year	$ 3,739	6.93%	$25,076	3.34%
Over 1 to 5 years	18,922	6.37%	17,307	5.58%
Over 5 to 10 years	16,947	6.93%	21,838	6.56%
Over 10 years	3,416	7.04%	5,031	7.65%
	$ 43,024	6.70%	$69,252	5.23%
Mortgage-backed securities				
Within 1 year	$ 0	0.00%	$ 0	0.00%
Over 1 to 5 years	23,732	3.78%	0	0.00%
Over 5 to 10 years	131,945	4.07%	0	0.00%
Over 10 years	144,682	4.55%	0	0.00%
	$300,359	4.27%	$ 0	0.00%
Other securities				
Within 1 year	$ 0	0.00%	$ 0	0.00%
Over 1 to 5 years	0	0.00%	0	0.00%
Over 5 to 10 years	0	0.00%	0	0.00%
Over 10 years	3,002	4.84%	0	0.00%
Equity securities	12,033	1.87%	0	0.00%
	$ 15,035	2.47%	$ 0	0.00%
Total securities				
Within 1 year	$ 8,736	4.00%	$25,076	3.34%
Over 1 to 5 years	178,808	3.66%	17,307	5.58%
Over 5 to 10 years	229,945	4.37%	21,838	6.56%
Over 10 years	160,098	4.65%	5,031	7.65%
Equity securities	12,033	1.87%	0	0.00%
	$589,620	4.18%	$69,252	5.23%

* *Balances of available-for-sale securities are shown at amortized cost.*

At December 31, 2004, there were no holdings on any one issuer, other than the U.S. Government sponsored agencies, in an amount greater than 10% of the Company's shareholders' equity.

Loans/Leases

Total loans and leases, net of unearned income and net deferred loan fees and costs, grew 9.6%, to $1.2 billion December 31, 2004 from $1.1 billion at December 31, 2003. *Table 5 Loan/Lease Classification Summary* below details the composition and volume changes in the loan/lease portfolio over the past five years.

Table 5 – Loan/Lease Classification Summary

	As of December 31,				
(in thousands)	2004	2003	2002	2001	2000
Residential real estate	**$451,014**	$404,487	$391,120	$327,987	$344,715
Commercial real estate	**296,614**	242,248	196,517	168,452	152,218
Real estate construction	**27,163**	21,788	26,110	25,112	18,746
Commercial	**277,082**	275,666	256,010	237,483	202,956
Consumer and other	**100,971**	104,647	103,853	111,880	110,126
Leases	**23,121**	24,340	25,511	21,787	19,565
Total loans and leases	**1,175,965**	1,073,176	999,121	892,701	848,326
Less: unearned income and deferred costs and fees	**(3,817)**	(4,036)	(3,775)	(2,859)	(2,568)
Total loans and leases, net of unearned income and deferred costs and fees	**$1,172,148**	$1,069,140	$995,346	$889,842	$845,758

Residential real estate loans increased by $46.5 million or 11.5% in 2004, from $404.5 million in 2003 to $451.0 million in 2004, and comprised 38.4% of total loans and leases at December 31, 2004. A low interest rate environment coupled with new branch offices contributed to the growth in the residential portfolio. The growth in residential loans is net of $14.7 million of loan sales to Federal agencies.

Residential real estate mortgage loans are underwritten in accordance with secondary market guidelines to enhance the liquidity of these generally longer-term assets. As part of its asset/liability management strategy the Company may sell certain residential mortgage loans in the secondary market. During 2004, 2003, and 2002, the Company sold residential mortgage loans totaling $14.7 million, $52.6 million, and $28.8 million, respectively, and realized gains on these sales of $240,000, $970,000, and $671,000, respectively. When residential mortgage loans are sold or securitized, the Company typically retains all servicing which provides a source of fee income. In connection with the sales in 2004, 2003, and 2002, the Company recorded mortgage-servicing assets of $95,200, $688,000, and $229,000, respectively. Amortization of mortgage servicing amounted to $168,000 in 2004, $343,000 in 2003 and $186,000 in 2002. Residential mortgage loans serviced for others totaled $138.8 million at December 31, 2004, compared to $149.7 million at December 31, 2003. Capitalized mortgage servicing rights totaled $978,000 at December 31, 2004, and $1.1 million at December 31, 2003, and are reported as intangible assets on the consolidated statements of condition.

Commercial real estate loans increased by $54.4 million, or 22.4%, in 2004 over 2003, from $242.4 million in 2003 to $296.6 million in 2004. Commercial real estate loans of $296.6 million represented 25.2% of total loans and leases at December 31, 2004. Commercial loans totaled $277.1 million at December 31, 2004, which is relatively unchanged from commercial loans of $275.7 million at December 31, 2003. Growth in commercial lending, including commercial real estate reflects a continued emphasis on commercial lending. Management believes that the Company's community banking strategy can provide value to small business customers, while commercial lending products are typically attractive to the Company from a yield and interest rate risk perspective.

The consumer loan portfolio includes personal installment loans, indirect automobile financing, credit card loans, and overdraft lines of credit. The Company faces significant competition from local and national lenders for consumer lending products. Consumer and other loans were $101.0 million at December 31, 2004, down from $104.6 million at December 31, 2003.

The lease portfolio decreased by 5.0% to $23.1 million at December 31, 2004 from $24.3 million at December 31, 2003. The lease portfolio has traditionally consisted of leases on vehicles for consumers and small businesses. Competition for automobile financing has led to a decline in the consumer lease portfolio over the past several years. In addition, unfavorable laws in New York State have led the Company to curtail its automobile leasing program. In response to the decline in consumer leasing, management increased its marketing efforts relating to other leasing opportunities, including commercial leasing and municipal leasing, which have been the primary sources of new business in the lease portfolio. As of December 31, 2004, commercial leases and municipal leases represented 98.3% of total leases, while consumer leases made up the remaining 1.7%. As of December 31, 2003, commercial leases and municipal leases represented 96.0% of total leases, while consumer leases made up the remaining 4.0%.

The Company's loan/lease customers are located primarily in the upstate New York communities served by its three subsidiary banks. The Trust Company operates fourteen banking offices in the counties of Tompkins, Cayuga, Cortland, and Schuyler, New

York. The Bank of Castile operates thirteen banking offices in towns situated in and around the areas commonly known as the Letchworth State Park area and the Genesee Valley region of New York State. Mahopac National Bank is located in Putnam County, New York and operates four banking offices in that county, two full service offices in neighboring Dutchess County, New York and one full service office in Westchester County, New York opened in 2004. Other than general economic risks, management is not aware of any material concentrations of credit risk to any industry or individual borrower. Further information on the Company's lending activities, including related party transactions, is provided in "Note 4 Loan/Lease Classification Summary and Related Party Transactions" in Notes to Consolidated Financial Statements in Part II, Item 8. of this Report.

The Reserve for Loan/Lease Losses

Management reviews the adequacy of the reserve for loan/lease losses (reserve) on a regular basis. Management considers the accounting policy relating to the reserve to be a critical accounting policy, given the inherent uncertainty in evaluating the levels of the reserve required to cover credit losses in the portfolio and the material effect that assumptions could have on the Company's results of operations. Factors considered in determining the adequacy of the reserve and the related provision include: management's approach to granting new credit; the ongoing monitoring of existing credits by the internal and external loan review functions; the growth and composition of the loan/lease portfolio; comments received during the course of independent examinations; current local economic conditions; past due and nonperforming loan statistics; the impact of competition on loan structuring and pricing; the estimated values of collateral; and a historical review of loan/lease loss experience.

The Company has developed a methodology to measure the amount of estimated loan loss exposure inherent in the loan portfolio to ensure that an adequate reserve is maintained. The methodology includes an estimate of exposure for the following: specifically reviewed and graded loans, historical loss experience by product type, past due and nonperforming loans, and other internal and external factors such as local and regional economic conditions, growth trends, and credit policy and underwriting standards. The methodology includes a review of loans considered impaired in accordance with the Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan", as well as other commercial loans and commercial mortgage loans that are evaluated using an internal rating system. An estimated exposure amount is assigned to these internally reviewed credits based upon a review of the borrower's financial condition, payment history, collateral adequacy, and business conditions. For commercial loans and commercial mortgage loans not specifically reviewed, and for homogenous loan portfolios such as residential mortgage loans and consumer loans, estimated exposure amounts are assigned based upon historical loss experience, past due status, and management's judgment of the effects of recent and forecasted economic conditions on portfolio performance. Lastly, additional reserves are maintained based upon management judgment and assessment of other quantitative and qualitative factors such as regional and local economic conditions, concentrations of credit, industry concerns, adverse market changes in estimated or appraised collateral value, and portfolio growth trends.

Since the methodology is based upon historical experience and trends as well as management's judgment, factors may arise that result in different estimations. Significant factors that could give rise to changes in these estimates may include, but are not limited to, changes in economic conditions in the local area, concentration of risk, changes in interest rates, and declines in local property values. While management's evaluation of the reserve for loan/lease losses as of December 31, 2004, considers the reserve to be adequate, under adversely different conditions or assumptions, the Company would need to increase the reserve.

The allocation of the Company's reserve as of December 31, 2004, and each of the previous four years is illustrated in *Table 6 Allocation of the Reserve for Loan/Lease Losses*, below.

Table 6 - Allocation of the Reserve for Loan/Lease Losses

(dollar amounts in thousands)	2004	2003	December 31 2002	2001	2000
Total loans outstanding at end of year	**$1,172,148**	$1,069,140	$995,346	$889,842	$845,758
ALLOCATION OF THE RESERVE BY LOAN TYPE:					
Commercial	**$ 5,871**	$ 5,872	$ 4,349	$ 3,011	$ 2,526
Real estate	**3,947**	2,909	2,809	2,755	2,210
Consumer and all other	**2,731**	2,904	2,912	2,976	2,771
Unallocated	**0**	0	1,634	1,964	2,317
Total	**$ 12,549**	$ 11,685	$ 11,704	$ 10,706	$ 9,824
ALLOCATION OF THE RESERVE AS A PERCENTAGE OF TOTAL RESERVE:					
Commercial	**47%**	50%	37%	28%	26%
Real estate	**31%**	25%	24%	26%	22%
Consumer and all other	**22%**	25%	25%	28%	28%
Unallocated	**0%**	0%	14%	18%	24%
Total	**100%**	100%	100%	100%	100%
LOAN/LEASE TYPES AS A PERCENTAGE OF TOTAL LOANS/LEASES:					
Commercial	**24%**	26%	26%	26%	24%
Real estate	**66%**	62%	62%	59%	61%
Consumer and all other	**10%**	12%	12%	15%	15%
Total	**100%**	100%	100%	100%	100%

Management is committed to early recognition of loan problems and to maintaining an adequate reserve. The above allocation is neither indicative of the specific amounts or the loan categories in which future charge-offs may occur, nor is it an indicator of future loss trends. The allocation of the reserve to each category does not restrict the use of the reserve to absorb losses in any category. The increase in the reserve between year-end 2003 and year-end 2004 reflects higher allocations due to growth in the loan portfolio and additional allocations for specifically reviewed and graded loans.

The level of future charge-offs are dependent upon a variety of factors such as national and local economic conditions, trends in various industries, underwriting characteristics, and conditions unique to each borrower. Given uncertainties surrounding these factors, it is difficult to estimate future losses.

The principal balances of nonperforming loans/leases, including impaired loans/leases, as of December 31 are detailed in the table below.

(dollar amounts in thousands)	2004	2003	2002	2001	2000
Loans 90 days past due and accruing	**$ 31**	$ 26	$ 368	$1,612	$ 226
Nonaccrual loans	**7,392**	7,321	6,977	5,736	4,134
Troubled debt restructurings not included above	**189**	246	179	185	389
Total nonperforming loans/leases	**7,612**	7,593	7,524	7,533	4,749
Other real estate owned	**89**	385	279	43	175
Total nonperforming assets	**$7,701**	$7,978	$7,803	$7,576	$4,924
Reserve as a percentage of loans/leases outstanding	**1.07%**	1.09%	1.18%	1.20%	1.16%
Reserve as a percentage of nonperforming loans/leases	**164.86%**	153.89%	155.56%	142.12%	206.87%

The reserve represented 1.07% of total loans/leases outstanding at December 31, 2004, down slightly from 1.09% at December 31, 2003. The reserve coverage of nonperforming loans (loans past due 90 days and accruing, nonaccrual loans, and restructured troubled debt) was 1.65 times at December 31, 2004, compared to 1.54 times at December 31, 2003. The difference between the interest income that would have been recorded if these loans/leases had been paid in accordance with their original terms and the interest income recorded for the three-year period ended December 31, 2004, was not significant. A discussion of the Company's policy for placing loans on non-accrual status is included in "Note 1 Summary of Significant Accounting Policies" in Notes to Consolidated Financial Statements in Part II, Item 8. of this Report.

The Company's historical loss experience is detailed in *Table 7 Analysis of the Reserve for Loan/Lease Losses*

Table 7 - Analysis of the Reserve for Loan/Lease Losses

	December 31				
(in thousands)	**2004**	**2003**	**2002**	**2001**	**2000**
Average loans outstanding during year	**$1,116,965**	$1,030,299	$928,383	$852,775	$797,205
Balance of reserve at beginning of year	**11,685**	11,704	10,706	9,824	9,228
LOANS CHARGED-OFF:					
Commercial, financial, agricultural	**1,221**	1,595	335	371	130
Real estate – mortgage	**78**	122	41	44	108
Installment loans to individuals	**977**	887	940	843	677
Lease financing	**27**	9	133	28	8
Other loans	**487**	394	272	108	106
Total loans charged-off	**$ 2,790**	$ 3,007	$ 1,721	$ 1,394	$ 1,029
RECOVERIES OF LOANS PREVIOUSLY CHARGED-OFF:					
Commercial, financial, agricultural	**198**	73	91	360	28
Real estate – mortgage	**54**	26	15	16	31
Installment loans to individuals	**406**	311	320	259	317
Lease financing	**23**	5	22	1	2
Other loans	**113**	76	36	34	31
Total loans recovered	**$ 794**	$ 491	$ 484	$ 670	$ 409
Net loans charged-off	**1,996**	2,516	1,237	724	620
Additions to reserve charged to operations	**2,860**	2,497	2,235	1,606	1,216
Balance of reserve at end of year	**$ 12,549**	$ 11,685	$ 11,704	$ 10,706	$ 9,824
Net charge-offs as a percentage of average loans/leases outstanding during the year	**0.18%**	0.24%	0.13%	0.08%	0.08%

A weak economic climate in the Western New York market served by Tompkins contributed to the increase in commercial loan charge-offs in 2003 and a higher than historical level in 2004. The general economic climate of the markets served by Tompkins varies by region, but has been the most challenging in the Western New York market in 2003 and 2004. The Western New York market has been negatively impacted by cutbacks and layoffs by some major employers in Rochester, New York and by softness in the agricultural related businesses. This loss experience coupled with strong growth in the commercial real estate and residential real estate portfolios in 2004 were factors that influenced the provision expense in 2003 and 2004.

Management reviews the loan portfolio continuously for evidence of potential problem loans/leases. Potential problem loans/leases are loans/leases that are currently performing in accordance with contractual terms, but where known information about possible credit problems of the related borrowers causes management to have doubt as to the ability of such borrowers to comply with the present loan payment terms and may result in disclosure of such loans/leases as nonperforming at sometime in the future. Management considers loans/leases classified as Substandard, which continue to accrue interest, to be potential problem loans/leases. The Company, through its internal loan review function identified 25 commercial relationships totaling $13.9 million at December 31, 2004, and 32 commercial relationships totaling $11.5 million at December 31, 2003, which it classified as Substandard, which continue to accrue interest. These loans remain in a performing status due to a variety of factors, including payment history, the value of collateral supporting the credits, and personal or government guarantees. These factors, when considered in aggregate, give management reason to believe that the current risk exposure on these loans does not warrant classification of these loans as nonperforming. Approximately $187,000 of these loans are backed by guarantees of U.S. government agencies. While in a performing status as of December 31, 2004, these loans exhibit certain risk factors, which have the potential to cause them to become nonperforming. Accordingly, management's attention is focused on these credits, which are reviewed on at least a quarterly basis.

Deposits and Other Liabilities

Total deposits of $1.6 billion at December 31, 2004, reflected an increase of $149.7 million over total deposits at December 31, 2003. Deposit growth consisted primarily of core deposits, which increased by $75.9 million, while municipal money market deposits increased by $20.1 million and time deposits of $100,000 or more increased by $45.0 million. Core deposit growth was fairly strong at all of the Company's subsidiary banks and included growth in mature offices as well as newer offices. Offices opened after January 1,

2003, contributed $35.7 million to the growth in 2004, while the remaining $40.2 million of growth was in offices opened prior to January 1, 2003. *Table 1 Average Statements of Condition and Net Interest Analysis* above shows the average balance and average rate paid on the Company's primary deposit categories for the years ended December 31, 2004, 2003, and 2002. A maturity schedule of time deposits outstanding at December 31, 2004, is included in "Note 8 Deposits" in Notes to Consolidated Financial Statements in Part II, Item 8. of this Report.

The Company's liability for securities sold under agreements to repurchase ("repurchase agreements") amounted to $153.7 million at December 31, 2004, representing a $34.2 million decrease from $187.9 million at December 31, 2003. In 2003, repurchase agreements increased by $110.1 million over year-end 2002, partially as a result of the Company's asset/liability management strategy. The Company used these repurchase agreements to fund growth in investment securities to capitalize on the spread between the yields on the securities and the cost of the borrowings. With the increase in short-term rates and narrowing spread between short-term and long-term rates in 2004, the Company used investment cash flows to pay down borrowings.

The Company uses both retail and wholesale repurchase agreements. Retail repurchase agreements are arrangements with local customers of the Company, in which the Company agrees to sell securities to the customer with an agreement to repurchase those securities at a specified later date. Retail repurchase agreements totaled $52.8 million at December 31, 2004, and $77.0 million at December 31, 2003. Management generally views local repurchase agreements as an alternative to large time deposits. The Company's wholesale repurchase agreements are primarily with the Federal Home Loan Bank (FHLB) and amounted to $100.9 million at December 31, 2004 and $110.9 million at December 31, 2003. Refer to "Note 9 Securities Sold Under Agreements to Repurchase and Federal Funds Purchased" in Notes to Consolidated Financial Statements in Part II, Item 8. of this Report for further details on the Company's repurchase agreements.

The Company's other borrowings include amounts owed to the FHLB. The Company reduced its other borrowings from the FHLB by $23.7 million, to $63.1 million at year-end 2004 from $86.8 million at year-end 2003. Given the uncertain interest rate environment in 2004, the Company used cash flow from its investment portfolio to pay down borrowings. Borrowings with the FHLB outstanding at December 31, 2004, included $14.7 million due in one year or less, and $48.4 million due in more than one year. The weighted average interest rate on other borrowings due in more than one year was 4.37% at December 31, 2004. Refer to "Note 10 Other Borrowings" in Notes to Consolidated Financial Statements in Part II, Item 8. of this Report for further details on the Company's term borrowings with the FHLB.

Other borrowings include a Treasury Tax and Loan Note account with the Federal Reserve Bank of New York totaling $100,000 at December 31, 2004 and December 31, 2003. At December 31, 2004 and 2003, Tompkins Insurance had borrowings of $94,000 and $171,000, respectively, from unrelated financial institutions.

LIQUIDITY MANAGEMENT

The objective of liquidity management is to ensure the availability of adequate funding sources to satisfy the demand for credit, deposit withdrawals, and business investment opportunities. The Company's large, stable core deposit base and strong capital position are the foundation for the Company's liquidity position. Asset and liability positions are monitored primarily through Asset/Liability Management Committees of the subsidiary banks individually and on a combined basis. These Committees review periodic reports on the liquidity and interest rate sensitivity positions. Comparisons with industry and peer groups are also monitored. The Company's strong reputation in the communities it serves, along with its strong financial condition, provide access to numerous sources of liquidity as described below. Management believes these diverse liquidity sources provide sufficient means to meet all demands on the Company's liquidity that are reasonably likely to occur.

Core deposits remain a key-funding source, increasing by $75.9 million to $1.2 billion at year-end 2004 from $1.1 billion at year-end 2003. Core deposits represented 77.0% of total deposits and 66.9% of total liabilities at December 31, 2004 compared to 79.8% of total deposits and 66.1% of total liabilities at December 31, 2003. Contributing to the growth in core deposits is the recent expansion of the Company's branch network and a focus on demand deposit growth.

Non-core funding sources which include time deposits of $100,000 or more, brokered time deposits, municipal money market accounts, repurchase agreements, and other borrowings increased by $15.9 million between year-end 2003 and year-end 2004, from $560.0 million to $575.9 million. As a percentage of total liabilities, non-core funding sources decreased from 32.9% at year-end 2003 to 32.0% at year-end 2004. The increase in the dollar volume of non-core funding was concentrated in time deposits of $100,000 or more. Rates on these products began to move upwards due to competitive market conditions. The increase in time deposits of $100,000 or more was partially offset by a reduction of advances from the FHLB and securities sold under repurchase agreements. The Company used investment cash flow to pay down borrowings as the narrow spread between short-term and long-term rates limited favorable investment opportunities.

Non-core funding sources may require securities to be pledged against the underlying liability. Securities carried at $522.1 million and $454.7 million at December 31, 2004 and 2003, respectively, were pledged as collateral for public deposits and other borrowings, and pledged or sold under agreements to repurchase. Pledged securities represented 79.1% of total securities at December 31, 2004, compared to 70.9% of total securities at December 31, 2003.

The Company's liquidity is enhanced by ready access to national and regional wholesale funding sources including Federal funds purchased, repurchase agreements, negotiable certificates of deposit, and FHLB advances. Through its subsidiary banks, the Company has borrowing relationships with the FHLB and correspondent banks, which provide secured and unsecured borrowing capacity. At December 31, 2004, the unused borrowing capacity on established lines with the FHLB was $138.2 million. As members of the FHLB, the Company's subsidiary banks can use unencumbered mortgage-related assets to secure additional borrowings from the FHLB. At December 31, 2004, total unencumbered residential real estate assets were $265.0 million. Additional assets may also qualify as collateral for FHLB advances upon approval of the FHLB.

Short-term investments, consisting of securities with maturities of one year or less, totaled $33.8 million at year-end 2004 and $24.8 million at year-end 2003.

Cash flow from the loan and investment portfolios provides a significant source of liquidity. These assets may have stated maturities in excess of one year, but have monthly principal reductions. Total mortgage-backed securities, at fair value, were $301.9 million at December 31, 2004 compared with $302.7 million at December 31, 2003. Using current prepayment assumptions, cash flow from the investment portfolio is estimated to be approximately $120.9 million in 2005. Investments in residential mortgage loans, consumer loans, and leases totaled approximately $570.8 million at December 31, 2004. Aggregate amortization from monthly payments on these loan assets provides significant additional cash flow to the Company. *Table 8 Loan Maturity* details total scheduled maturities of selected loan categories.

Table 8 - Loan Maturity

Remaining maturity of selected loans	At December 31, 2004			
(in thousands)	**Total**	**Within 1 year**	**1-5 years**	**After 5 years**
Commercial real estate	$296,036	$2,849	$10,159	$283,028
Real estate construction	27,163	5,773	2,283	19,107
Commercial	277,082	89,072	68,905	119,105
Total	**$600,281**	**$97,694**	**$81,347**	**$421,240**

Of the loan amounts shown above in *Table 8 Loan Maturity* maturing over one year, $86.2 million have fixed rates and $416.4 million have adjustable rates.

OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business the Company is party to certain financial instruments, which in accordance with accounting principles generally accepted in the United States, are not included in its consolidated statement of condition. These transactions include commitments under stand-by letters of credit, unused portions of lines of credit, and commitments to fund new loans and are undertaken to accommodate the financing needs of the Company's customers. Loan commitments are agreements by the Company to lend monies at a future date. These loan and letter of credit commitments are subject to the same credit policies and reviews as the Company's loans. Because most of these loan commitments expire within one year from the date of issue, the total amount of these loan commitments as of December 31, 2004, are not necessarily indicative of future cash requirements. Further information on these commitments and contingent liabilities is provided in "Note 14 Commitments and Contingent Liabilities" in Notes to Consolidated Financial Statements in Part II, Item 8. of this Report.

CONTRACTUAL OBLIGATIONS

The Company leases land, buildings, and equipment under operating lease arrangements extending to the year 2090. Most leases include options to renew for periods ranging from 5 to 20 years. In addition, the Company has a software contract for its core banking application through August 1, 2009. Further information on the Company's lease arrangements is provided in "Note 7 Bank Premises and Equipment" in Notes to Consolidated Financial Statements in Part II, Item 8. of this Report. The Company's contractual obligations as of December 31, 2004, are shown in *Table 9 Contractual Obligations and Commitments* below.

Table 9 – Contractual Obligations and Commitments

Contractual Cash Obligations *(in thousands)* *As of December 31, 2004*	Total	Payments Due By Period Within 1 year	1-3 years	3-5 years	Over 5 years
Long-term debt	$184,967	$27,848	$57,158	$38,970	$60,991
Operating leases	5,455	561	928	515	3,451
Software contracts	2,793	506	1,088	1,199	----
Total contractual cash obligations	**$193,215**	**$28,915**	**$59,174**	**$40,684**	**$64,442**

RECENT ACCOUNTING STANDARDS

Statements of Financial Accounting Standards

SFAS No. 123R, "Share-Based Payment." This Statement is a revision of SFAS No. 123, *"Accounting for Stock-Based Compensation"* and supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees"* and its related implementation guidance. SFAS No. 123R eliminates the ability to account for stock-based compensation using APB No. 25 and requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). For equity awards that are modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. In the future, the notes to consolidated financial statements will include information to assist users of financial information to understand the nature of share-based payment transactions and the effects of those transactions on the financial statements. SFAS No. 123R is effective for the Company on July 1, 2005. The methodology and timing of adoption has not yet been determined.

SEC Staff Accounting Bulletin

SEC Staff Accounting Bulletin (SAB) No. 105, "Application of Accounting Principles to Loan Commitments." SAB 105 summarizes the views of the staff of the SEC regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. SAB 105 provides that the fair value of recorded loan commitments that are accounted for as derivatives under SFAS 133, "*Accounting for Derivative Instruments and Hedging Activities*," should not incorporate the expected future cash flows related to the associated servicing of the future loan. In addition, SAB 105 requires registrants to disclose their accounting policy for loan commitments. The provisions of SAB 105 must be applied to loan commitments accounted for as derivatives that are entered into after March 31, 2004. The adoption of this accounting standard did not have a material impact on the Company's financial statements.

American Institute of Certified Public Accountants Statements of Position

SOP No. 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 addresses accounting for differences between the contractual cash flows of certain loans and debt securities and the cash flows expected to be collected when loans or debt securities are acquired in a transfer and those cash flow differences are attributable, at least in part, to credit quality. As such, SOP 03-3 applies to loans and debt securities acquired individually, in pools or as part of a business combination and does not apply to originated loans. The application of SOP 03-3 limits the interest income, including accretion of purchase price discounts, that may be recognized for certain loans and debt securities. Additionally, SOP 03-3 does not allow the excess of contractual cash flows over cash flows expected to be collected to be recognized as an adjustment of yield, loss accrual or valuation allowance, such as the allowance for possible loan losses. SOP 03-3 requires that increases in expected cash flows subsequent to the initial investment be recognized prospectively through adjustment of the yield on the loan or debt security over its remaining life. Decreases in expected cash flows should be recognized as impairment. In the case of loans acquired in a business combination where the loans show signs of credit deterioration, SOP 03-3 represents a significant change from current purchase accounting practice whereby the acquiree's allowance for loan losses is typically added to the acquirer's allowance for loan losses. SOP 03-3 is effective for loans and debt securities acquired beginning January 1, 2005. The adoption of this new standard is not expected to have a material impact on the Company's consolidated financial statements.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003

In December 2003, The Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Act") was signed into law. The Medicare Act introduced both a Medicare prescription-drug benefit and a federal subsidy to sponsors of retiree healthcare plans that provide a benefit at least "actuarially equivalent" to the Medicare benefit. The Company maintains a postretirement plan that was affected by this Act. Refer to "Note 11 Employee Benefit Plans" in Notes to Consolidated Financial Statements in Part II, Item 8. of this Report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

MARKET RISK

Interest rate risk is the primary market risk category associated with the Company's operations. Interest rate risk refers to the volatility of earnings caused by changes in interest rates. The Company manages interest rate risk using income simulation to measure interest rate risk inherent in its on-balance sheet and off-balance sheet financial instruments at a given point in time by showing the potential effect of interest rate shifts on net interest income for future periods. Each quarter the Company's Asset/Liability Management Committee reviews the simulation results to determine whether the exposure of net interest income to changes in interest rates remains within board-approved levels. The Committee also discusses strategies to manage this exposure and incorporates these strategies into the investment and funding decisions of the Company. The Company does not use derivatives, such as interest rate swaps, to manage its interest rate risk exposure.

Table 10 Interest Rate Risk Analysis below is a Condensed Static Gap Report, which illustrates the anticipated repricing intervals of assets and liabilities as of December 31, 2004. The analysis reflects sensitivity to rising rates in all repricing intervals shown. This analysis suggests that the Company's net interest income is more vulnerable to a rising rate environment than it is to sustained low interest rates.

Table 10 – Interest Rate Risk Analysis

Condensed Static Gap - December 31, 2004

(dollar amounts in thousands)	Total	Repricing Interval 0-3 months	3-6 months	6-12 months	Cumulative 12 months
Interest-earning assets*	$1,832,042	$469,155	$81,687	$178,685	$729,527
Interest-bearing liabilities	1,457,810	587,352	86,041	182,738	856,131
Net gap position		(118,197)	(4,354)	(4,053)	(126,604)
Net gap position as a percentage of total assets		**(6.00%)**	**(0.22%)**	**(0.21%)**	**(6.43%)**

** Balances of available-for-sale securities are shown at amortized cost.*

The Company's board of directors has set a policy that interest rate risk exposure will remain within a range whereby net interest income will not decline by more than 10% in one year as a result of a 200 basis point change in rates. Based upon the simulation analysis performed as of December 31, 2004, a 200 basis point upward shift in interest rates over a one-year time frame would result in a one-year decline in net interest income of approximately 1.55%, assuming no balance sheet growth and no management action to address balance sheet mismatches. The same simulation indicates that a 100 basis point decline in interest rates over a one-year period would result in a decrease in net interest income of 1.18%. The negative exposure in a rising rate environment is mainly driven by the repricing assumptions of the Company's core deposit base and the lag in the repricing of the Company's adjustable rate assets. Longer-term, the impact of a rising rate environment is positive as the asset base continues to reset at higher levels, while the repricing of the rate sensitive liabilities moderates. The negative exposure in the 100 basis point decline scenario results from the Company's assets repricing downward more rapidly than the rates on the Company's interest-bearing liabilities, mainly deposits, as deposit rates are at low levels given the historically low interest rate environment over the past two years. The aforementioned percentage changes in net interest income are from our base case scenario. In our most recent simulation, the base case scenario, which assumes interest rates remain unchanged from the date of the simulation, showed a relatively flat net interest margin during 2005 in the present interest rate environment.

Although the simulation model is useful in identifying potential exposure to interest rate movements, actual results may differ from those modeled as the repricing, maturity, and prepayment characteristics of financial instruments may change to a different degree than modeled. In addition, the model does not reflect actions that management may employ to manage its interest rate risk exposure. The Company's current liquidity profile, capital position, and growth prospects, offer a level of flexibility for management to take actions that could offset some of the negative effects of unfavorable movements in interest rates. Management believes the current exposure to changes in interest rates is not significant in relation to the earnings and capital strength of the Company

Additional information regarding market risk of the Company's financial instruments at December 31, 2004 is provided in *Table 11 Repricing Intervals of Selected Financial Instruments* below.

Table 11 - Repricing Intervals of Selected Financial Instruments

(dollar amounts in thousands)	0-1 year	1-2 years	2-3 years	3-5 years	Greater than 5 years	Total	Fair Value
FINANCIAL ASSETS:							
Available-for-sale securities	$174,477	$ 93,127	$ 85,094	$ 154,326	$ 84,047	**$591,071**	**$591,071**
Average interest rate*	3.84%	3.94%	3.80%	3.86%	4.01%	**3.88%**	
Held-to-maturity securities	22,993	3,205	5,956	9,928	27,170	**69,252**	**70,526**
Average interest rate*	2.07%	4.25%	3.12%	3.45%	3.83%	**3.15%**	
Loans/leases	494,748	142,615	139,781	244,979	137,476	**1,159,599**	**1,154,162**
Average interest rate*	5.84%	6.22%	6.09%	6.22%	5.77%	**5.99%**	
FINANCIAL LIABILITIES:							
Time deposits	$331,332	$87,241	$24,192	$13,151	$ 26	**$455,942**	**$454,259**
Average interest rate	2.00%	2.76%	4.19%	3.55%	2.39%	**2.31%**	
Federal funds sold and securities sold under agreements to repurchase	63,549	10,167	10,000	32,000	38,000	**153,715**	**153,756**
Average interest rate	1.88%	4.44%	3.78%	3.09%	3.55%	**2.84%**	
Other borrowings	24,097	5,985	10,042	179	23,000	**63,303**	**62,586**
Average interest rate	5.87%	4.86%	3.92%	5.65%	4.93%	**5.12%**	

* *Interest rate on tax-exempt obligations is shown before tax-equivalent adjustments.*

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Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Condition

(in thousands except share and per share data)	As of December 31 2004	2003
ASSETS		
Cash and noninterest bearing balances due from banks	**$ 39,911**	$ 56,540
Interest bearing balances due from banks	**1,021**	9,216
Available-for-sale securities, at fair value	**591,071**	592,137
Held-to-maturity securities, fair value of $70,526 at December 31, 2004, and $51,441 at December 31, 2003	**69,252**	49,528
Loans and leases, net of unearned income and deferred costs and fees	**1,172,148**	1,069,140
Less: Reserve for loan/lease losses	**12,549**	11,685
Net Loans/Leases	**1,159,599**	1,057,455
Bank premises and equipment, net	**33,118**	28,466
Corporate owned life insurance	**23,940**	22,843
Goodwill	**12,280**	11,541
Other intangible assets	**2,782**	3,322
Accrued interest and other assets	**37,321**	33,398
Total Assets	**$1,970,295**	$1,864,446
LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES, AND SHAREHOLDERS' EQUITY		
Deposits:		
Interest bearing:		
Checking, savings, and money market	**$ 784,850**	$ 747,691
Time	**455,942**	381,175
Noninterest bearing	**320,081**	282,259
Total Deposits	**1,560,873**	1,411,125
Securities sold under agreements to repurchase	**153,715**	187,908
Other borrowings	**63,303**	87,111
Other liabilities	**19,937**	17,843
Total Liabilities	**1,797,828**	1,703,987
Minority interest in consolidated subsidiaries	**1,465**	1,489
Shareholders' equity:		
Common stock – par value $0.10 per share: Authorized 15,000,000 shares; Issued 8,163,681 shares at December 31, 2004, and 8,185,816 shares at December 31, 2003	**816**	819
Surplus	**75,837**	76,926
Undivided profits	**94,522**	78,676
Accumulated other comprehensive income	**871**	3,015
Treasury stock at cost: 44,290 shares at December 31, 2004, and 26,981 shares at December 31, 2003	**(1,044)**	(466)
Total Shareholders' Equity	**$171,002**	$158,970
Total Liabilities, Minority Interest in Consolidated Subsidiaries, and Shareholders' Equity	**$1,970,295**	$1,864,446

See notes to consolidated financial statements.

Consolidated Statements of Income

(in thousands except per share data)	Year ended December 31 2004	2003	2002
INTEREST AND DIVIDEND INCOME			
Loans	**$68,935**	$67,830	$68,383
Interest on balances due from banks	**93**	27	37
Federal funds sold	**25**	16	207
Available-for-sale securities	**23,720**	21,557	23,862
Held-to-maturity securities	**1,900**	1,565	1,470
Total Interest and Dividend Income	**94,673**	90,995	93,959
INTEREST EXPENSE			
Deposits:			
Time certificates of deposit of $100,000 or more	**2,890**	2,782	3,233
Other deposits	**12,334**	13,361	18,934
Federal funds purchased and securities sold under agreements to repurchase	**4,390**	3,285	2,448
Other borrowings	**3,713**	4,065	4,203
Total Interest Expense	**23,327**	23,493	28,818
Net Interest Income	**71,346**	67,502	65,141
Less Provision for Loan/Lease Losses	**2,860**	2,497	2,235
Net Interest Income After Provision for Loan/Lease Losses	**68,486**	65,005	62,906
NONINTEREST INCOME			
Trust and investment services income	**5,212**	4,325	4,174
Service charges on deposit accounts	**7,987**	7,220	6,324
Insurance commissions and fees	**6,374**	5,265	4,900
Card services income	**2,471**	2,273	2,111
Other service charges	**3,202**	3,043	2,918
Increase in cash surrender value of corporate owned life insurance	**1,195**	1,012	1,383
Gains on sale of loans	**240**	970	671
Other operating income	**1,204**	1,104	860
Gains on sale of available-for-sale securities	**98**	43	363
Total Noninterest Income	**27,983**	25,255	23,704
NONINTEREST EXPENSES			
Salaries and wages	**26,866**	24,061	22,692
Pension and other employee benefits	**7,115**	6,891	6,822
Net occupancy expense of bank premises	**3,700**	3,413	3,021
Net furniture and fixture expense	**3,445**	3,260	3,306
Marketing expense	**1,899**	1,944	1,797
Professional fees	**1,664**	869	1,067
Software licensing and maintenance	**1,451**	1,179	1,084
Amortization of intangible assets	**653**	746	867
Other operating expenses	**11,435**	11,494	11,614
Total Noninterest Expenses	**58,228**	53,857	52,270
Income Before Income Tax Expense and Minority Interest in Consolidated Subsidiaries	**38,241**	36,403	34,340
Minority interest in consolidated subsidiaries	**133**	134	134
Income Tax Expense	**12,493**	12,064	11,292
Net Income	**$25,615**	$24,205	$22,914
Basic earnings per share	**$2.86**	$2.71	$2.56
Diluted earnings per share	**$2.81**	$2.66	$2.51

Per share data has been retroactively adjusted to reflect a 10% stock dividend declared on January 25, 2005, and a 10% stock dividend paid on August 15, 2003.

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	Year ended December 31 2004	2003	2002
OPERATING ACTIVITIES			
Net income	**$ 25,615**	$ 24,205	$ 22,914
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan/lease losses	**2,860**	2,497	2,235
Depreciation and amortization premises, equipment, and software	**3,598**	3,260	2,945
Amortization of intangible assets	**653**	746	867
Earnings from corporate owned life insurance, net	**(1,195)**	(1,012)	(1,340)
Net amortization on securities	**2,211**	3,869	2,008
Deferred income tax expense (benefit)	**160**	188	(630)
Net gain on sale of securities	**(98)**	(43)	(363)
Net gain on sale of loans	**(240)**	(970)	(671)
Proceeds from sale of loans	**14,931**	53,555	29,464
Loans originated for sale	**(14,719)**	(47,816)	(32,771)
Net (gain) loss on sale of bank premises and equipment	**(38)**	32	(19)
Tax benefit of stock option exercises	**112**	167	366
ISOP/ESOP shares released or committed to be released for allocation	**0**	0	414
(Increase) decrease in interest receivable	**(61)**	(150)	212
Increase (decrease) in interest payable	**74**	(140)	(1,200)
Other, net	**2,004**	(3,783)	(1,573)
Net Cash Provided by Operating Activities	**35,867**	34,605	22,858
INVESTING ACTIVITIES			
Proceeds from maturities of available-for-sale securities	**221,582**	288,758	237,856
Proceeds from sales of available-for-sale securities	**53,494**	120,703	25,611
Proceeds from maturities of held-to-maturity securities	**16,645**	11,040	10,083
Purchases of available-for-sale securities	**(279,575)**	(479,832)	(364,819)
Purchases of held-to-maturity securities	**(36,492)**	(21,927)	(21,989)
Net increase in loans/leases	**(104,976)**	(120,742)	(102,763)
Proceeds from sales of bank premises and equipment	**80**	40	82
Purchase of bank premises and equipment	**(7,799)**	(4,342)	(4,928)
Redemption of corporate owned life insurance	**0**	0	409
Purchase of new market tax credit	**(2,200)**	0	0
Net cash used in acquisitions	**(484)**	(274)	(21)
Other, net	**(749)**	0	0
Net Cash Used in Investing Activities	**(140,474)**	(206,576)	(220,479)
FINANCING ACTIVITIES			
Net increase in demand deposits, money market accounts, and savings accounts	**74,981**	69,268	277,756
Net increase (decrease) in time deposits	**74,767**	1,572	(24,929)
Net (decrease) increase in securities sold under agreements to repurchase and Federal funds purchased	**(34,193)**	110,065	(31,826)
Increase in other borrowings	**16,628**	85,500	16,093
Repayment of other borrowings	**(40,436)**	(80,398)	(9,744)
Repayment of corporate owned life insurance loans	**0**	(449)	0
Cash dividends	**(9,769)**	(9,093)	(8,577)
Cash paid in lieu of fractional shares – 10% stock dividend	**0**	(13)	0
Repurchase of common stock	**(2,976)**	(3,712)	(1,353)
Net proceeds from exercise of stock options	**781**	689	382
Net Cash Provided by Financing Activities	**79,783**	173,429	217,802
Net (decrease) increase in cash and cash equivalents	**(24,824)**	1,458	20,181
Cash and cash equivalents at beginning of year	**65,756**	64,298	44,117
Cash and Cash Equivalents at End of Year	**$ 40,932**	$ 65,756	$ 64,298

SUPPLEMENTAL INFORMATION:	2004	2003	2002
Cash paid during the year for:			
Interest	**$23,253**	$23,633	$30,018
Income taxes	**$10,948**	$11,884	$10,728
Non-cash investing and financing activities:			
Fair value of non-cash assets acquired in purchase acquisition	**$ 45**	$ 94	$ 0
Fair value of liabilities assumed in purchase acquisitions	**$ 17**	$ 86	$ 0
Fair value of shares issued for acquisitions	**$ 413**	$ 712	$ 821
Securitization of loans	**$ 0**	$39,663	$ 0

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(in thousands except share and per share data)	Common Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income	Treasury Stock	Unallocated ESOP	Total
BALANCES AT DECEMBER 31, 2001	$744	$45,456	$82,385	$3,039	$(466)	$(86)	$131,072
Comprehensive income:							
Net income			22,914				22,914
Other comprehensive income				4,558			4,558
Total Comprehensive Income							27,472
Cash dividends ($0.95 per share)			(8,577)				(8,577)
Exercise of stock options, and related tax benefit (40,777 shares, net)	4	744					748
Common stock repurchased and returned to unissued status (38,324 shares)	(3)	(1,350)					(1,353)
ESOP shares released or committed to be released for allocation (11,187 shares)		328				86	414
Shares issued for purchase acquisition (22,967 shares)	2	819					821
BALANCES AT DECEMBER 31, 2002	$747	$45,997	$96,722	$7,597	$(466)	$0	$150,597
Comprehensive income:							
Net income			24,205				24,205
Other comprehensive loss				(4,582)			(4,582)
Total Comprehensive Income							19,623
Cash dividends ($1.01 per share)			(9,093)				(9,093)
Exercise of stock options, and related tax benefit (52,098 shares, net)	5	851					856
Common stock repurchased and returned to unissued status (95,799 shares)	(9)	(3,703)					(3,712)
Effect of 10% stock dividend	74	33,071	(33,145)				0
Cash paid in lieu of fractional shares (298 shares)			(13)				(13)
Shares issued for purchase acquisition (18,000 shares)	2	710					712
BALANCES AT DECEMBER 31, 2003	$819	$76,926	$78,676	$3,015	$(466)	$0	$158,970
Comprehensive income:							
Net income			**25,615**				**25,615**
Other comprehensive loss				**(2,144)**			**(2,144)**
Total Comprehensive Income							**23,471**
Cash dividends ($1.09 per share)			**(9,769)**				**(9,769)**
Exercise of stock options and related tax benefit (34,689 shares, net)	**3**	**890**					**893**
Common stock repurchased and returned to unissued status (65,946 shares)	**(7)**	**(2,969)**					**(2,976)**
Shares issued for purchase acquisition (9,122 shares)	**1**	**412**					**413**
Directors deferred compensation plan (17,309 shares)		**578**			**(578)**		**0**
BALANCES AT DECEMBER 31, 2004	**$816**	**$75,837**	**$94,522**	**$871**	**$(1,044)**	**$0**	**$171,002**

Per share data has been retroactively adjusted to reflect a 10% stock dividend declared on January 25, 2005. Share and per share data have been retroactively adjusted to reflect a 10% stock dividend paid on August 15, 2003.

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

BASIS OF PRESENTATION: Tompkins Trustco, Inc. ("Tompkins" or "the Company") is a Financial Holding Company, organized under the laws of New York State, and is the parent company of Tompkins Trust Company (the "Trust Company"), The Bank of Castile, The Mahopac National Bank ("Mahopac National Bank") and Tompkins Insurance Agencies, Inc. ("Tompkins Insurance"). The consolidated financial information included herein combines the results of operations, the assets, liabilities, and shareholders' equity (including comprehensive income) of the Company and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclose contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the reserve for loan/lease losses, valuation of intangible assets, deferred income tax assets, and obligations related to employee benefits. Amounts in the prior years' consolidated financial statements are reclassified when necessary to conform to the current year's presentation.

CASH EQUIVALENTS: Cash equivalents in the consolidated statements of cash flows include cash and noninterest bearing balances due from banks, interest bearing balances due from banks, and Federal funds sold.

SECURITIES: Management determines the appropriate classification of debt and equity securities at the time of purchase. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Debt securities not classified as held-to-maturity and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value with the unrealized gains and losses, net of tax, excluded from earnings and reported as a separate component of accumulated comprehensive income or loss, in shareholders' equity. Securities with limited marketability or restricted equity securities, such as,Federal Home Loan Bank stock and Federal Reserve Bank stock, are carried at cost.

Premiums and discounts are amortized or accreted over the expected life of the related security as an adjustment to yield using the interest method. Dividend and interest income are recognized when earned. Realized gains and losses on the sale of securities are included in securities gains (losses). The cost of securities sold is based on the specific identification method.

A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. In estimating other-than-temporary impairment losses, management considers, among other factors, the length of time and extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, and the intent and ability of the Company to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. The Company reviews its investment portfolio quarterly for any declines in fair value that are deemed other-than-temporary.

LOANS AND LEASES: Loans are reported at their principal outstanding balance, net of deferred loan origination fees and costs, and unearned income. The Company has the ability and intent to hold its loans for the foreseeable future, except for certain residential real estate loans held-for-sale. The Company provides motor vehicle and equipment financing to its customers through direct financing leases. These leases are carried at the aggregate of lease payments receivable, plus estimated residual values, less unearned income. Unearned income on direct financing leases is amortized over the lease terms, resulting in a level rate of return.

Loan origination fees and costs are deferred and recognized over the life of the loan as an adjustment to yield.

Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated market value. Fair value is determined on the basis of the rates quoted in the secondary market. Net unrealized losses attributable to changes in market interest rates are recognized through a valuation allowance by charges to income. Loans are generally sold on a non-recourse basis. The Company may use commitments at the time loans are originated or identified for sale to mitigate interest rate risk. The commitments to sell loans are considered derivatives under SFAS No. 133. The impact of the estimated fair value adjustment was not significant to the consolidated financial statements.

RESERVE FOR LOAN/LEASE LOSSES: The reserve for loan/lease losses is regularly evaluated by management in order to maintain the reserve at a level consistent with the inherent risk of loss in the loan and lease portfolios. Management's evaluation of the adequacy of the reserve is based upon a review of the Company's historical loss experience, known and inherent risks in the loan and lease portfolios, the estimated value of collateral, the level of nonperforming loans, and trends in delinquencies. External factors, such as the level and trend of interest rates and the national and local economies, are also considered. Management believes that the current reserve for loan/lease losses is adequate.

Management considers a loan to be impaired if, based on current information, it is probable that the Company will be unable to collect all scheduled payments of principal or interest when due, according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the effective interest rate of the loan or, as a practical expedient, at the observable market price or the fair value of collateral if the loan is collateral dependent. Management excludes large groups of smaller balance homogeneous loans such as residential mortgages, consumer loans, and leases, which are collectively evaluated. All loans and leases restructured in a troubled debt restructuring are also considered impaired loans. Impairment losses are included in the reserve for loan/lease losses through a charge to the provision for loan/lease losses.

The Company has developed a methodology to measure the amount of estimated loan loss exposure inherent in the loan portfolio to ensure that an adequate reserve is maintained. The methodology includes an estimate of exposure for the following: specifically reviewed and graded loans, historical loss experience by product type, past due and nonperforming loans, and other internal and external factors such as local and regional economic conditions, growth trends, and credit policy and underwriting standards. The methodology includes a review of loans considered impaired in accordance with the Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan", as well as other commercial loans and commercial mortgage loans that are evaluated using an internal rating system. An estimated exposure amount is assigned to these internally reviewed credits based upon a review of the borrower's financial condition, payment history, collateral adequacy, and business conditions. For commercial loans and commercial mortgage loans not specifically reviewed, and for homogenous loan portfolios such as residential mortgage loans and consumer loans, estimated exposure amounts are assigned based upon historical loss experience as well as past due status. Lastly, additional reserves are maintained based upon management judgment and assessment of other quantitative and qualitative factors such as regional and local economic conditions and portfolio growth trends.

Since the methodology is based upon historical experience and trends as well as management's judgment, factors may arise that result in different estimations. Significant factors that could give rise to changes in these estimates may include, but are not limited to, changes in economic conditions in the local area, concentration of risk, and declines in local property values.

INCOME RECOGNITION ON IMPAIRED AND NONACCRUAL LOANS AND LEASES: Loans and leases, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well secured and in the process of collection. Loans that are past due less than 90 days may also be classified as nonaccrual if repayment in full of principal or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable time period, and there is a sustained period of repayment performance by the borrower in accordance with the contractual terms of the loan agreement. Payments received on loans carried as nonaccrual are generally applied as a reduction to principal. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis.

OTHER REAL ESTATE OWNED: Other real estate owned consists of properties formerly pledged as collateral to loans, which have been acquired by the Company through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. Upon transfer of a loan to foreclosure status, an appraisal is obtained and any excess of the loan balance over the fair value, less estimated costs to sell, is charged against the reserve for loan/lease losses. Expenses and subsequent adjustments to the fair value are treated as other operating expense.

BANK PREMISES AND EQUIPMENT: Land is carried at cost. Bank premises and equipment are stated at cost, less allowances for depreciation. The provision for depreciation for financial reporting purposes is computed generally by the straight-line method at rates sufficient to write-off the cost of such assets over their estimated useful lives. Bank premises are amortized over a period of 10-39 years, and furniture, fixtures, and equipment are amortized over a period of 2-20 years. Maintenance and repairs are charged to expense as incurred.

INCOME TAXES: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

GOODWILL: Goodwill represents the excess of purchase price over the fair value of assets acquired in a transaction using purchase accounting. With the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets,* on January 1, 2002, goodwill is no longer amortized. The Company tests goodwill for impairment at least annually.

OTHER INTANGIBLE ASSETS: Other intangible assets include core deposit intangibles, customer related intangibles, covenants not to compete, and mortgage servicing rights. Core deposit intangibles represent a premium paid to acquire a base of stable, low cost deposits in the acquisition of a bank, or a bank branch, using purchase accounting. The amortization period for core deposit intangible ranges from 5 years to 10 years. The covenants not to compete are amortized over 5 to 6 years, while the customer related intangible is amortized over 6 years. The amortization period is monitored to determine if circumstances require such periods to be revised. The Company periodically reviews its intangible assets for changes in circumstances that may indicate the carrying amount of the asset is impaired. The Company tests its intangible assets for impairment on an annual basis or more frequently if conditions indicate that an impairment loss has more likely than not been incurred.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE: Securities sold under agreements to repurchase (repurchase agreements) are agreements in which the Company transfers the underlying securities to a third-party custodian's account that explicitly recognizes the Company's interest in the securities. The agreements are accounted for as secured financing transactions provided the Company maintains effective control over the transferred securities and meets other criteria as specified in SFAS No. 140. The Company's agreements are accounted for as secured financings; accordingly, the transaction proceeds are reflected as liabilities and the securities underlying the agreements continue to be carried in the Company's securities portfolio.

TREASURY STOCK: The cost of treasury stock is shown on the consolidated statements of condition as a separate component of shareholders' equity, and is a reduction to total shareholders' equity. Shares are released from treasury at fair value, with any gain or loss on the release identified on an average cost basis.

TRUST AND INVESTMENT SERVICES: Assets held in fiduciary or agency capacities for customers are not included in the accompanying consolidated statements of condition, since such items are not assets of the Company. Fees associated with providing trust and investment services are included in noninterest income.

EARNINGS PER SHARE: Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of shares outstanding during the year plus the dilutive effect of stock issuable upon conversion of stock options or certain other contingencies.

SEGMENT REPORTING: The Company's operations are solely in the financial services industry and include traditional commercial banking and related financial services. The Company operates primarily in the geographical areas in the proximity of its branch locations in New York State. Operating decisions are made based upon a review of the Company's traditional banking and related financial services, which constitute the Company's only reportable segment.

COMPREHENSIVE INCOME: For the Company, comprehensive income represents net income plus the net change in unrealized gains or losses on securities available-for-sale for the period (net of taxes), and is presented in the consolidated statements of changes in shareholders' equity. Accumulated other comprehensive income represents the net unrealized gains or losses on securities available-for-sale (net of tax) as of the dates of the consolidated statements of condition.

STOCK BASED COMPENSATION: The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plan. Accordingly, compensation expense is recognized only if the exercise price of the option is less than the fair value of the underlying stock at the grant date. SFAS No. 123 requires companies not using a fair value based method of accounting for stock options to provide pro forma disclosure of net income and earnings per share as if the fair value method of accounting had been applied. Had the Company determined compensation cost based on the fair value of its stock options at the grant date under SFAS No. 123, the Company's net income and earnings per share would have been reduced to pro forma amounts indicated in the following table.

(in thousands except per share data)	**2004**	**2003**	**2002**
Net income:			
As reported	**$25,615**	$24,205	$22,914
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**757**	533	389
Pro forma	**24,858**	23,672	22,525
Basic earnings per share:			
As reported	**$2.86**	$2.71	$2.56
Pro forma	**2.78**	2.65	2.51
Diluted earnings per share			
As reported	**$2.81**	$2.66	$2.51
Pro forma	**2.73**	2.60	2.46

The per share weighted average fair value of stock options granted during 2004, 2003, and 2002, was $15.00 $17.48, and $14.75, respectively. Per share data has been retroactively adjusted to reflect a 10% stock dividend declared on January 25, 2005, and a 10% stock dividend paid on August 15, 2003. Fair values were arrived at using the Black Scholes option-pricing model with the following assumptions:

	2004	**2003**	**2002**
Risk-free interest rate	**3.82%**	3.68%	3.44%
Expected dividend yield	**2.70%**	2.80%	3.00%
Volatility	**39.76%**	44.58%	46.20%
Expected life (years)	**5.00**	7.00	7.00

In management's opinion the existing models do not necessarily provide a reliable measure of the fair value of its employee stock options because the Company's employee stock options have characteristics significantly different from those of traded options for which the Black-Scholes model was developed, and because changes in the subjective assumptions can materially affect fair value estimate.

Note 1 Summary of Significant Accounting Policies *(continued)*

Statements of Financial Accounting Standards

SFAS No. 123R, "Share-Based Payment." This Statement is a revision of SFAS No. 123, *"Accounting for Stock-Based Compensation"* and supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees"* and its related implementation guidance. SFAS No. 123R eliminates the ability to account for stock-based compensation using APB No. 25 and requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). For equity awards that are modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. In the future, the notes to consolidated financial statements will include information to assist users of financial information to understand the nature of share-based payment transactions and the effects of those transactions on the financial statements. SFAS No. 123R is effective for the Company on July 1, 2005. The methodology and timing of adoption has not yet been determined.

SEC Staff Accounting Bulletin

SEC Staff Accounting Bulletin (SAB) No. 105, "Application of Accounting Principles to Loan Commitments." SAB 105 summarizes the views of the staff of the SEC regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. SAB 105 provides that the fair value of recorded loan commitments that are accounted for as derivatives under SFAS 133, "*Accounting for Derivative Instruments and Hedging Activities*," should not incorporate the expected future cash flows related to the associated servicing of the future loan. In addition, SAB 105 requires registrants to disclose their accounting policy for loan commitments. The provisions of SAB 105 must be applied to loan commitments accounted for as derivatives that are entered into after March 31, 2004. The adoption of this accounting standard did not have a material impact on the Company's financial statements.

American Institute of Certified Public Accountants Statements of Position

SOP No. 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 addresses accounting for differences between the contractual cash flows of certain loans and debt securities and the cash flows expected to be collected when loans or debt securities are acquired in a transfer and those cash flow differences are attributable, at least in part, to credit quality. As such, SOP 03-3 applies to loans and debt securities acquired individually, in pools or as part of a business combination and does not apply to originated loans. The application of SOP 03-3 limits the interest income, including accretion of purchase price discounts, that may be recognized for certain loans and debt securities. Additionally, SOP 03-3 does not allow the excess of contractual cash flows over cash flows expected to be collected to be recognized as an adjustment of yield, loss accrual or valuation allowance, such as the allowance for possible loan losses. SOP 03-3 requires that increases in expected cash flows subsequent to the initial investment be recognized prospectively through adjustment of the yield on the loan or debt security over its remaining life. Decreases in expected cash flows should be recognized as impairment. In the case of loans acquired in a business combination where the loans show signs of credit deterioration, SOP 03-3 represents a significant change from current purchase accounting practice whereby the acquiree's allowance for loan losses is typically added to the acquirer's allowance for loan losses. SOP 03-3 is effective for loans and debt securities acquired beginning January 1, 2005. The adoption of this new standard is not expected to have a material impact on the Company's consolidated financial statements.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003

In December 2003, The Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Act") was signed into law. The Medicare Act introduced both a Medicare prescription-drug benefit and a federal subsidy to sponsors of retiree healthcare plans that provide a benefit at least "actuarially equivalent" to the Medicare benefit. The Company maintains a postretirement plan that was affected by this Act. Refer to "Note 11 Employee Benefit Plans" in these Notes to Consolidated Financial Statements.

Note 2 Securities

The following summarizes securities held by the Company:

December 31, 2004 *(in thousands)*	Available-for-Sale Securities			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of U.S. Government sponsored agencies	$231,202	$ 614	$1,933	$229,883
Obligations of states and political subdivisions	43,024	1,396	86	44,334
Mortgage-backed securities	300,359	2,853	1,343	301,869
U.S. corporate securities	3,002	0	50	2,952
Total debt securities	577,587	4,863	3,412	579,038
Equity securities	12,033	0	0	12,033
Total available-for-sale securities	$589,620	$4,863	$3,412	$591,071

Available-for-sale securities include $11,812,000 in nonmarketable equity securities, which are carried at cost since fair values are not readily determinable. This figure includes $10,291,000 of Federal Home Loan Bank (FHLB) Stock and $720,000 of Federal Reserve Bank stock (FRB), which are required to be held for regulatory purposes and for borrowings availability. The required investment in FHLB stock is tied to the Company's borrowing levels with the FHLB. Substantially all of the above mortgage-backed securities are direct pass through securities or collateralized mortgage obligations issued or backed by Federal agencies.

December 31, 2004 *(in thousands)*	Held-to-Maturity Securities			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of states and political subdivisions	$69,252	$1,498	$224	$70,526
Total held-to-maturity debt securities	$69,252	$1,498	$224	$70,526

December 31, 2003 *(in thousands)*	Available-for-Sale Securities			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of U.S. Government sponsored agencies	$223,807	$1,652	$1,626	$223,833
Obligations of states and political subdivisions	48,222	2,138	89	50,271
Mortgage-backed securities	299,429	4,562	1,324	302,667
U.S. corporate securities	3,001	0	287	2,714
Total debt securities	574,459	8,352	3,326	579,485
Equity securities	12,652	0	0	12,652
Total available-for-sale securities	$587,111	$8,352	$3,326	$592,137

Available-for-sale securities include $12,431,000 in nonmarketable equity securities, which are carried at cost since fair values are not readily determinable. This figure includes $10,906,000 of Federal Home Loan Bank Stock (FHLB), and $720,000 of Federal Reserve Bank stock, which are required to be held for regulatory purposes and for borrowings availability. The required investment in FHLB stock is tied to the Company's borrowing levels with the FHLB. Substantially all of the above mortgage-backed securities are direct pass through securities or collateralized mortgage obligations issued or backed by Federal agencies.

Note 2 Securities *(continued)*

December 31, 2003 *(in thousands)*	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	Held-to-Maturity Securities			
Obligations of states and political subdivisions	$49,528	$1,939	$26	$51,441
Total held-to-maturity debt securities	$49,528	$1,939	$26	$51,441

The amortized cost and fair value of debt securities by contractual maturity are shown in the following table. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2004 *(in thousands)*	Amortized Cost	Fair Value
Available-for-sale securities:		
Due in one year or less	**$ 8,736**	**$ 8,772**
Due after one year through five years	**155,076**	**154,715**
Due after five years through ten years	**98,000**	**98,280**
Due after ten years	**15,416**	**15,402**
Total	**277,228**	**277,169**
Mortgage-backed securities	**300,359**	**301,869**
Equity securities	**12,033**	**12,033**
Total available-for-sale securities	**$589,620**	**$591,071**

December 31, 2004 *(in thousands)*	Amortized Cost	Fair Value
Held-to-maturity securities:		
Due in one year or less	**$25,076**	**$25,084**
Due after one year through five years	**17,307**	**17,639**
Due after five years through ten years	**21,838**	**22,520**
Due after ten years	**5,031**	**5,283**
Total held-to-maturity debt securities	**$69,252**	**$70,526**

Realized gains on available-for-sale securities were $257,000 in 2004, $896,000 in 2003, and $396,000 in 2002; realized losses on available-for-sale securities were $159,000 in 2004, $853,000 in 2003, and $33,000 in 2002.

The following table summarizes securities that had unrealized losses at December 31, 2004:

	Less than 12 Months		12 Months or Longer		Total	
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U.S. Government sponsored agencies	$ 143,018	$1,393	$ 10,442	$ 540	$ 153,460	$1,933
Obligations of states and political subdivisions	23,601	261	1,207	49	24,808	310
Mortgage-backed securities	76,517	595	38,797	748	115,314	1,343
U.S corporate securities	0	0	2,450	50	2,450	50
Total debt securities	243,136	2,249	52,896	1,387	296,032	3,636
Equity securities	0	0	0	0	0	0
Total securities	$ 243,136	$2,249	$ 52,896	$1,387	$ 296,032	$3,636

Note 2 Securities *(continued)*

The following table summarizes securities that had unrealized losses at December 31, 2003:

	Less than 12 Months		12 Months or Longer		Total	
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U.S. Government sponsored agencies	$ 79,544	$1,626	$ 0	$ 0	$ 79,544	$1,626
Obligations of states and political subdivisions	10,946	108	307	7	11,253	115
Mortgage-backed securities	77,745	1,324	0	0	77,745	1,324
U.S corporate securities	0	0	2,213	287	2,213	287
Total debt securities	168,235	3,058	2,520	294	170,755	3,352
Equity securities	0	0	0	0	0	0
Total securities	$168,235	$3,058	$2,520	$294	$170,755	$3,352

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Management has the ability and intent to hold the securities classified as held-to-maturity until they mature, at which time the Company will receive full value for the securities. Furthermore, as of December 31, 2004 and December 31, 2003, management also had the ability and intent to hold the securities classified as available-for-sale for a period of time sufficient for a recovery of cost. The unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for similar investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2004, and December 31, 2003, management believes the impairments detailed in the tables above are temporary and no impairment loss has been realized in the Company's consolidated income statement.

The Company uses securities to pledge as collateral for public deposits and other borrowings, and sells securities under agreements to repurchase (see Note 9). Securities carried at $522.1 million and $454.7 million at December 31, 2004 and 2003, respectively, were either pledged or sold under agreements to repurchase.

Except for U.S. government securities, there were no holdings, when taken in aggregate, of any single issuer that exceeded 10% of shareholders' equity at December 31, 2004.

The Company has an equity investment in a small business investment company (SBIC) established for the purpose of providing financing to small businesses in market areas served by the Company. As of December 31, 2004 and 2003, this investment totaled $3,404,000 and $3,475,000, respectively, and was included in other assets on the Company's consolidated statements of condition. The investment is accounted for under the equity method of accounting.

Note 3 Comprehensive Income

Comprehensive income for the three years ended December 31 is summarized below:

(in thousands)	2004	2003	2002
Net income	**$25,615**	$24,205	$22,914
Net unrealized holding (loss) gain on available-for-sale securities during the year. Pre-tax net unrealized holding (loss) gain was $(3,475) in 2004, $(7,593) in 2003, and $7,960 in 2002.	**(2,085)**	(4,556)	4,776
Reclassification adjustment for net realized gain on the sale of Available-for-sale securities (pre-tax net gain of $98 in 2004, $43 in 2003, and $363 in 2002).	**(59)**	(26)	(218)
Other comprehensive (loss) income	**(2,144)**	(4,582)	4,558
Total comprehensive income	**$23,471**	$19,623	$27,472

Note 4 Loan/Lease Classification Summary and Related Party Transactions

Loans/Leases at December 31 were as follows:

(in thousands)	2004	2003
Residential real estate	**$451,014**	$404,487
Commercial real estate	**296,614**	242,248
Real estate construction	**27,163**	21,788
Commercial	**277,082**	275,666
Consumer and other	**100,971**	104,647
Leases	**23,121**	24,340
Total loans and leases	**1,175,965**	1,073,176
Less unearned income and net deferred costs and fees	**(3,817)**	(4,036)
Total loans and leases, net of unearned income and deferred costs and fees	**$1,172,148**	$1,069,140

As part of its asset/liability management strategy the Company may sell certain residential mortgage loans in the secondary market. During 2004, 2003, and 2002, the Company sold residential mortgage loans totaling $14,691,000, $52,585,000, and $28,793,000, respectively, and realized gains on these sales of $240,000, $970,000, and $671,000, respectively. When residential mortgage loans are sold or securitized, the Company typically retains all servicing which provides a source of fee income. In connection with the sales in 2004, 2003, and 2002, the Company recorded mortgage-servicing assets of $95,200, $688,000, and $229,000, respectively.

Amortization of mortgage servicing assets amounted to $168,000 in 2004, $343,000 in 2003 and $186,000 in 2002. At December 31, 2004, the Company serviced mortgage loans aggregating $138,810,000, including loans securitized and held as available-for-sale, compared to $149,663,000 at December 31, 2003. Mortgage servicing rights totaled $978,000 and $1,052,000 at December 31, 2004 and 2003, respectively. Loans held for sale, which are included in residential real estate in the table above, totaled $267,000, and $0 at December 31, 2004 and 2003, respectively. During 2003, the Company securitized $39,663,000 of residential mortgage loans with the Federal Home Loan Mortgage Corporation, which are now held as available-for-sale securities. No loans were securitized in 2004.

As members of the FHLB, the Company's subsidiary banks may use unencumbered mortgage related assets to secure borrowings from the FHLB. At December 31, 2004, the Company had $63,109,000 in term advances from the FHLB that were secured by residential mortgage loans.

The Company's loan/lease customers are located primarily in the upstate New York communities served by its three subsidiary banks. The Trust Company operates fourteen banking offices in the counties of Tompkins, Cayuga, Cortland, and Schuyler, New York. The Bank of Castile operates thirteen banking offices in towns situated in and around the areas commonly known as the Letchworth State Park area and the Genesee Valley region of New York State. Mahopac National Bank is located in Putnam County, New York, and operates four offices in that county, two offices in neighboring Dutchess County, New York, and one office in Westchester County, New York. Other than general economic risks, management is not aware of any material concentrations of credit risk to any industry or individual borrower.

Note 4 Loan/Lease Classification Summary and Related Party Transactions (continued)

Directors and officers of the Company and its affiliated companies were customers of, and had other transactions with, the Company in the ordinary course of business. Such loans and commitments were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than normal risk of collectibility or present other unfavorable features.

Loan transactions with related parties are summarized as follows:

(in thousands)	2004	2003
Balance at beginning of year	**$2,054**	$1,706
Former Directors/Executive Officers	**(281)**	(1)
New loans and advancements	**321**	971
Loan payments	**(486)**	(622)
Balance at end of year	**$1,608**	$2,054

Note 5 Reserve for Loan/Lease Losses

Changes in the reserve for loan/lease losses are summarized as follows:

(in thousands)	2004	2003	2002
Reserve at beginning of year	**$11,685**	$11,704	$10,706
Provisions charged to operations	**2,860**	2,497	2,235
Recoveries on loans/leases	**794**	491	484
Loans/leases charged-off	**(2,790)**	(3,007)	(1,721)
Reserve at end of year	**$12,549**	$11,685	$11,704

The Company's recorded investment in loans/leases that are considered impaired totaled $5,131,000 at December 31, 2004, and $3,611,000 at December 31, 2003. The average recorded investment in impaired loans/leases was $4,274,000 in 2004, $3,852,000 in 2003, and $2,765,000 in 2002. The December 31, 2004, recorded investment in impaired loans/leases includes $4,971,000 of loans/leases that had related reserves of $810,000. The recorded investment in impaired loans/leases at December 31, 2003, included $2,496,000 of loans/leases, which had related reserves of $423,000. Interest income recognized on impaired loans/leases, all collected in cash, was $114,000 for 2004, $106,000 for 2003, and $48,000 for 2002.

The principal balances of nonperforming loans/leases, including impaired loans/leases, are detailed in the table below.

	December 31	
(in thousands)	2004	2003
Loans 90 days past due and accruing	**$31**	$ 26
Nonaccrual loans	**7,392**	7,321
Troubled debt restructurings not included above	**189**	246
Nonperforming loans/leases	**$7,612**	$7,593

The difference between the interest income that would have been recorded if these loans/leases had been paid in accordance with their original terms and the interest income recorded for the years ended December 31, 2004, 2003, and 2002 was not significant.

Note 6 Goodwill and Other Intangible Assets

Effective January 1, 2001, the Company completed the acquisition of 100% of the common stock of Austin, Hardie, Wise Agency, Inc. and Ernest Townsend & Son, Inc., in a cash and stock transaction accounted for as a purchase. In connection with these acquisitions, the two agencies were merged with and into Tompkins Insurance, a wholly-owned subsidiary of Tompkins. The agencies continue to operate from their western New York locations, which include Attica, Warsaw, Alden, LeRoy, Batavia and Caledonia. The $4.4 million excess of the purchase price over the fair value of identifiable assets acquired less liabilities assumed was recorded as goodwill. Prior to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets,* on January 1, 2002, the goodwill was being amortized on a straight-line basis over 15 years.

Note 6 Goodwill and Other Intangible Assets *(continued)*

The purchase agreements for the insurance agencies included provisions for additional consideration to be paid in the form of the release of shares of Company stock from escrow if Tompkins Insurance met certain income targets in 2001 and 2002. Tompkins Insurance met the income targets, resulting in the release of 13,802 shares in 2001 and 22,967 in 2002 as additional consideration. Such shares are considered outstanding for purposes of computing diluted earnings per share beginning on October 1, 2001 for shares released in 2001 and beginning on July 1, 2002 for shares released in 2002.

On June 22, 2001, Tompkins Insurance acquired the assets of Youngs & Linfoot of LeRoy, Inc. in a cash transaction accounted for as a purchase. The excess of the purchase price over the fair value of identifiable assets acquired less liabilities assumed of $287,000 was recorded as goodwill. Prior to the adoption of SFAS No. 142 on January 1, 2002, the goodwill was being amortized on a straight-line basis over 15 years. The transaction also resulted in $65,000 of identifiable intangibles consisting of a covenant not to compete, which is being amortized over 5 years.

On February 1, 2003, Tompkins Insurance acquired the assets of the Powers Agency, Inc. in a cash transaction. The transaction resulted in an identifiable intangible asset of $57,000 and goodwill of $75,000. The identifiable intangible asset consists of a covenant not to compete and is being amortized over 5 years.

On November 1, 2003, Tompkins Insurance acquired 100% of the stock of Youngs & Linfoot, Inc., an insurance agency in Geneseo, New York, in a stock and cash transaction. The transaction resulted in identifiable intangible assets of $243,000 consisting of customer lists and contracts of $150,000, and a covenant not to compete of $93,000; and goodwill of $782,000. The covenant not to compete and other identifiable intangibles are being amortized over 6 years.

On December 31, 2004, Tompkins Insurance acquired 100% of the stock of Banfield & Associates, Inc., an insurance agency in Ithaca, New York, in a stock and cash transaction. The transaction resulted in identifiable intangible assets of $212,409 consisting of customer lists and contracts of $140,409, and a covenant not to compete of $72,000; and goodwill of $739,000. The covenant not to compete and other identifiable intangibles are being amortized over 6 years.

At December 31, 2004, the Company had unamortized goodwill related to its various acquisitions totaling $12,280,000 compared with $11,541,000 at December 31, 2003. The increase reflects the $739,000 of goodwill recorded as a result of Tompkins Insurance's acquisition of Banfield & Associates, Inc. Included in goodwill is approximately $170,000 of unidentified intangible assets related to various branch acquisitions, which prior to October 1, 2002, were accounted for under SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*. With the adoption of SFAS No. 147, *Acquisitions of Certain Financial Institutions*, effective October 1, 2002, these intangible assets are no longer amortized.

At December 31, 2004, the Company had core deposit intangible assets related to various acquisitions of $1,398,000 compared to $1,983,000 at December 31, 2003. The amortization of these intangible assets amounted to $585,000 in 2004 and $688,000 in 2003.

At December 31, 2004, other intangible assets, consisting of mortgage servicing rights, customer lists and contracts, and covenants not to compete, totaled $1,384,000.

The Company reviews its goodwill and intangible assets annually, or more frequently if conditions warrant, for impairment. Based on the Company's 2004 review, there was no impairment of its goodwill or intangible assets.

Information regarding the carrying amount and the amortization expense of the Company's acquired intangible assets are disclosed in the table below.

December 31, 2004 *(in thousands)*	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Amount**
Amortized intangible assets:			
Core deposit intangible	$5,459	$4,061	$1,398
Other intangibles	2,290	906	1,384
Subtotal amortized intangible assets	7,749	4,967	2,782
Goodwill	14,304	2,024	12,280
Total intangible assets	**$22,053**	**$6,991**	**$15,062**
Aggregate amortization expense: *			
For the year to date period ended 12/31/04	$653		
Estimated amortization expense: *			
For the year ended 12/31/05	581		
For the year ended 12/31/06	465		
For the year ended 12/31/07	349		
For the year ended 12/31/08	222		
For the year ended 12/31/09	102		

* Excludes the amortization of mortgage servicing rights as the amounts are not material. Amortization of mortgage servicing rights was $168,000, $343,000 and $186,000 in 2004, 2003 and 2002, respectively.

Note 6 Goodwill and Other Intangible Assets *(continued)*

December 31, 2003 *(in thousands)*	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:			
Core deposit intangible	$5,459	$3,476	$1,983
Other intangibles	1,983	644	1,339
Subtotal amortized intangible assets	7,442	4,120	3,322
Goodwill	13,565	2,024	11,541
Total intangible assets	**$21,007**	**$6,144**	**$14,863**

The changes in the carrying amount of goodwill for the year ended December 31, 2004 are as follows:

(in thousands)	Gross Carrying Amount	Net Carrying Amount
Balance as of January 1, 2004	$13,565	$11,541
Goodwill acquired in acquisition of Banfield & Associates	739	739
Balance as of December 31, 2004	**$14,304**	**$12,280**

Note 7 Bank Premises and Equipment

Bank premises and equipment at December 31 were as follows:

(in thousands)	2004	2003
Land	**$ 5,340**	$ 4,299
Bank premises	**32,414**	28,338
Furniture, fixtures, and equipment	**25,857**	23,983
Accumulated depreciation and amortization	**(30,493)**	(28,154)
Total	**$33,118**	$28,466

Depreciation and amortization expenses in 2004, 2003, and 2002 are included in operating expenses as follows:

(in thousands)	2004	2003	2002
Bank premises	**$1,022**	$ 968	$ 936
Furniture, fixtures, and equipment	**2,083**	1,956	1,852
Total	**$3,105**	$2,924	$2,788

The following is a summary of the future minimum lease payments under non-cancelable operating leases as of December 31, 2004:

(in thousands)	
2005	**$561**
2006	**493**
2007	**435**
2008	**377**
2009	**138**
Thereafter	**3,451**
Total	**$5,455**

The Company leases land, buildings and equipment under operating lease arrangements extending to the year 2090. Total rental expense amounted to $813,000 in 2004, $718,000 in 2003, and $681,000 in 2002. Most leases include options to renew for periods ranging from 5 to 20 years. Options to renew are not included in the above future minimum rental commitments. The Company has two land lease commitments with terms expiring in 2042 and 2090.

Note 8 Deposits

The aggregate time deposits of $100,000 or more were $193,479,000 at December 31, 2004, and $105,102,000 at December 31, 2003. Scheduled maturities of time deposits at December 31, 2004, were as follows:

(in thousands)	Less than $100,000	$100,000 and over	Total
Maturity			
Three months or less	$49,712	$61,958	$111,670
Over three through six months	36,845	34,269	71,114
Over six through twelve months	92,283	56,265	148,548
Total due in 2005	178,840	152,492	331,332
2006	58,056	29,185	87,241
2007	15,535	8,657	24,192
2008	6,368	2,255	8,623
2009	3,638	890	4,528
2010 and thereafter	26	0	26
Total	**$262,463**	**$193,479**	**$455,942**

Note 9 Securities Sold Under Agreements to Repurchase and Federal Funds Purchased

Information regarding securities sold under agreements to repurchase as of December 31, 2004, is summarized below:

	Collateral Securities		Repurchase Liability	
(dollar amounts in thousands)	Amortized Cost	Estimated Fair Value	Amount	Weighted Average Interest Rate
Maturity at Origination/Type of Asset				
Demand:				
Mortgage-backed certificates	$ 48,930	49,662	35,525	1.29%
2 to 30 days:				
Mortgage-backed certificates	927	924	300	2.15%
31 to 89 days:				
U.S. Government agency securities	12,609	12,326	10,936	2.00%
Mortgage-backed certificates	309	308	100	2.32%
90 to 365 days:				
U.S. Government agency securities	749	744	505	2.00%
Mortgage-backed certificates	22,527	22,568	16,183	2.17%
Over 365 days:				
U.S. Government agency securities	7,243	7,200	6,166	4.56%
Mortgage-backed securities	75,469	75,690	84,000	3.44%
Total	**$168,763**	**$169,422**	**$153,715**	**2.75%**

The amount reported in "Over 365 days" includes wholesale repurchase agreements with the Federal Home Loan Bank (FHLB) totaling $90,000,000. The scheduled maturities of these advances are $28,000,000 in 2006, $10,000,000 in 2007, $20,000,000 in 2008, $12,000,000 in 2009, $5,000,000 in 2011, $5,000,000 in 2012, and $10,000,000 in 2013. Of the $90,000,000 of wholesale repurchase agreements due in over 365 days, $51,000,000 are callable by the FHLB if certain conditions are met. Additional details on these fixed rate callable repurchase agreements are provided in Note 10 Other Borrowings.

At December 31, 2004, the FHLB held substantially all of the above securities. Additional information regarding securities sold under agreements to repurchase and Federal funds purchased for the years ended December 31, is detailed in the table below:

Note 9 Securities Sold Under Agreements to Repurchase and Federal Funds Purchased *(continued)*

Securities Sold Under Agreements to Repurchase *(dollar amounts in thousands)*	**2004**	**2003**	**2002**
Total outstanding at December 31	**$ 153,715**	$187,908	$77,843
Maximum month-end balance	**195,137**	187,908	92,073
Average balance during the year	**174,398**	131,378	73,637
Weighted average rate at December 31	**2.75%**	2.23%	2.92%
Average interest rate paid during the year	**2.51%**	2.48%	3.31%

Federal Funds Purchased *(dollar amounts in thousands)*	**2004**	**2003**	**2002**
Total outstanding at December 31	**$ 0**	$ 0	$ 0
Maximum month-end balance	**9,200**	8,300	2,500
Average balance during the year	**771**	1,579	418
Weighted average rate at December 31	**N/A**	N/A	N/A
Average interest rate paid during the year	**1.50%**	1.41%	1.98%

Note 10 Other Borrowings

The Company, through its subsidiary banks, had available line-of-credit agreements with banks permitting borrowings to a maximum of approximately $29,000,000 at December 31, 2004 and $31,000,000 at December 31, 2003. No advances were outstanding against those lines at December 31, 2004, or 2003.

As members of the Federal Home Loan Bank (FHLB) each bank subsidiary may apply for advances secured by certain residential mortgage loans and other assets, provided that certain standards for credit worthiness have been met. At December 31, 2004, the Company, through its subsidiary banks, had established unused lines of credit with the FHLB of $138,238,000. At December 31, 2004, there were $63,109,000 in term advances from the FHLB, compared to $86,840,000 at December 31, 2003. Of the $63,109,000 of term advances, $14,679,000 are due within one year and have a weighted average rate of 5.58%; and $48,430,000 are due over one year and have a weighted average rate of 4.37%. Maturities of advances due over one year include $249,000 in 2006, $10,062,000 in 2007, $146,000 in 2008, $973,000 in 2009, $10,000,000 in 2010, $22,000,000 in 2011 and $5,000,000 in 2012.

The Company's FHLB borrowings at December 31, 2004 included $51,000,000 in fixed-rate callable borrowings, which can be called by the FHLB if certain conditions are met. Additional details on the fixed-rate callable advances are provided in the following table.

	Current Balance	Rate	Maturity Date	Call Date	Call Frequency	Call Features
	$10,000,000	6.680%	July 18, 2005	July 17, 2001	Quarterly	FHLB option
	4,000,000	4.290	January 30, 2007	January 30, 2004	Quarterly	LIBOR strike 7.0%
	10,000,000	4.945	December 21, 2010	December 21, 2001	Quarterly	FHLB option
	3,000,000	5.120	January 31, 2011	January 30, 2004	Quarterly	FHLB option
	4,000,000	4.640	January 31, 2011	January 30, 2002	Quarterly	FHLB option
	3,000,000	4.880	January 31, 2011	January 30, 2003	Quarterly	FHLB option
	4,000,000	4.130	March 2, 2011	March 2, 2002	Quarterly	FHLB option
	3,000,000	5.120	March 7, 2001	March 5, 2006	Quarterly	FHLB option
	5,000,000	4.710	November 28, 2011	November 28, 2006	Quarterly	FHLB option
	5,000,000	3.260	September 18, 2012	September 18, 2007	Quarterly	FHLB option
Total	$51,000,000					

Other borrowings included a Treasury Tax and Loan Note account with the Federal Reserve Bank of New York totaling $100,000 at December 31, 2004 and December 31, 2003. At December 31, 2004 and 2003, Tompkins Insurance had borrowings of $94,000 and $171,000, respectively, from unrelated financial institutions.

Note 11 Employee Benefit Plans

The Company maintains a noncontributory defined-benefit pension plan covering substantially all employees of the Company. The benefits are based on years of service and percentage of the employees' average compensation. Assets of the Company's defined benefit plan are invested in common and preferred stock, U. S. Government securities, corporate bonds and notes, and mutual funds. At December 31, 2004, the plan assets included 28,064 shares of Tompkins common stock that had a fair value of $1.5 million.

In addition to the Company's noncontributory defined-benefit retirement and pension plan, the Company provides supplemental employee retirement plans (SERP) to certain executives.

The Trust Company also offers post-retirement medical coverage and life insurance coverage to full-time employees who have worked ten years and attained age 55. Medical coverage is contributory with contributions reviewed annually. The Trust Company assumes the majority of the cost for these other benefits, while retirees share some of the cost through co-insurance and deductibles.

The following table sets forth the changes in the projected benefit obligation for the defined benefit pension plan and SERP and the accumulated benefit obligation for the post-retirement plan; and the respective plan assets, and the plans' funded status and amounts recognized in the Company's consolidated statements of condition at December 31, 2004 and 2003 (the measurement dates of the plans).

	Pension Benefits		Life and Health Benefits		SERP Benefits	
(dollar amounts in thousands)	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Change in benefit obligation:						
Benefit obligation at beginning of year	**$26,618**	$22,552	**$ 4,923**	$ 4,484	**$ 5,334**	$ 4,612
Service cost	**1,382**	1,168	**178**	148	**116**	62
Interest cost	**1,634**	1,538	**305**	286	**366**	311
Actuarial loss	**1,032**	2,498	**268**	165	**812**	381
Benefits paid	**(1,158)**	(1,138)	**(179)**	(160)	**(31)**	(32)
Benefit obligation at end of year	**$29,508**	$26,618	**$ 5,495**	$ 4,923	**$ 6,597**	$ 5,334
Change in plan assets						
Fair value of plan assets at beginning of year	**$27,792**	$20,357	**$ 0**	$ 0	**$ 0**	$ 0
Actual return on plan assets	**2,454**	3,073	**0**	0	**0**	0
Employer contribution	**2,543**	5,500	**179**	160	**31**	32
Benefits paid	**(1,158)**	(1,138)	**(179)**	(160)	**(31)**	(32)
Fair value of plan assets at end of year	**$31,631**	$27,792	**$ 0**	$ 0	**$ 0**	$ 0
Funded (unfunded) status	**2,123**	1,174	**(5,495)**	(4,923)	**(6,597)**	(5,334)
Unrecognized net actuarial loss	**12,833**	12,590	**780**	518	**1,535**	784
Net transition obligation	**0**	0	**924**	1,040	**0**	0
Unrecognized prior service cost	**(1,534)**	(1,665)	**60**	67	**1,037**	1,142
Prepaid (accrued) benefit cost	**$13,422**	$12,099	**$(3,731)**	$(3,298)	**$(4,025)**	$(3,408)
Weighted-average assumptions used to determine benefit obligations at December 31						
Discount rate	**6.00%**	6.25%	**6.00%**	6.25%	**6.00%**	6.25%
Rate of compensation increase [(1)]	**4.00-5.00%**	4.00-5.00%	**4.00%**	4.00%	**5.00%**	5.00%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31	Pension Benefits			Life and Health Benefits			SERP Benefits		
	2004	**2003**	**2002**	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**
Discount rate	**6.25%**	6.75%	7.25%	**6.25%**	6.75%	7.25%	**6.25%**	6.75%	7.25%
Expected long-term return on plan assets	**8.50%**	8.50%	8.50%	**N/A**	N/A	N/A	**N/A**	N/A	N/A
Rate of compensation increase [(1)]	**4.00-5.00%**	4.00-5.00%	4.00-5.00%	**4.00%**	4.00%	4.00%	**5.00%**	5.00%	5.00%

(1) *The rate of compensation increase for the Trust Company is 4%, and is 5% for all other groups.*

Note 11 Employee Benefit Plans *(continued)*

The accumulated benefit obligation of the pension plan was $29,508,000 and $26,618,000 at December 31, 2004 and 2003, respectively.

The Trust Company currently offers medical coverage and life insurance coverage to substantially all of its employees upon retirement. The weighted average annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) is 9.25% beginning in 2005, and is assumed to decrease gradually to 5.0% in 2012 and beyond. Increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated post-retirement benefit obligation as of December 31, 2004, by $30,000 and the net periodic post-retirement benefit cost for 2004 by $2,000. Decreasing the assumed health care cost trend rates by 1% each year would decrease the accumulated post-retirement benefit obligation as of December 31, 2004, by $37,000 and decrease the net periodic post-retirement benefit cost by $2,000. The Company expects to contribute $190,000 to its postretirement welfare plan for 2005.

In December 2003, The Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Act") was signed into law. The Medicare Act introduced both a Medicare prescription-drug benefit and a federal subsidy to sponsors of retiree healthcare plans that provide a benefit at least "actuarially equivalent" to the Medicare benefit. These provisions of the Medicare Act will affect accounting measurements under SFAS No. 106. Accordingly, the FASB staff has issued guidance allowing companies to recognize or defer recognizing the effects of the Medicare Act in annual financial statements for fiscal years ending after enactment of the Medicare Act. The Company has elected to defer recognizing the effects of the Medicare Act in its December 31, 2003 and 2004 consolidated financial statements. Accordingly, the reported measures of the accumulated postretirement benefit obligation and net periodic postretirement benefit cost do not include the effects of the Medicare Act. When issued, the specific authoritative literature on accounting for the federal subsidy could require the Company to revise its previously reported information.

Net periodic benefit cost includes the following components:

Components of net periodic benefit cost

(in thousands)	Pension Benefits			Life and Health Benefits			SERP Benefits	
	2004	**2003**	**2002**	**2004**	**2003**	**2002**	**2004**	**2003**
Service cost	**$ 1,382**	$ 1,168	$ 1,026	**$178**	$148	$135	**$116**	$ 62
Interest cost	**1,634**	1,538	1,396	**305**	286	285	**366**	311
Expected return on plan assets	**(2,338)**	(1,805)	(1,655)	**0**	0	0	**0**	0
Amortization of prior service cost	**(131)**	(130)	(130)	**7**	7	6	**105**	105
Recognized net actuarial loss	**673**	699	342	**6**	0	0	**61**	25
Amortization of transition (asset) liability	**0**	(56)	(76)	**116**	115	116	**0**	0
Other	**N/A**	N/A	N/A	**N/A**	N/A	N/A	**N/A**	N/A
Net periodic benefit cost	**$ 1,220**	$ 1,414	$ 903	**$612**	$556	$542	**$648**	$503

Net periodic benefit cost associated with the SERP was $1.3 million in 2002. A breakdown of the components of net periodic benefit cost for 2002 was not readily available and the amounts are not considered material.

Plan Assets

The Company's pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

	2004	**2003**
Equity securities	**81%**	75%
Debt securities	**15%**	8%
Other	**4%**	17%
Total Allocation	**100%**	100%

The Company is not required to contribute to the pension plan in 2005; however, the Company may voluntarily contribute to the pension plan in 2005.

To develop the expected long-term rate of return on asset assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as target asset allocations of the pension portfolio. Based on this analysis, the Company selected 8.50% as the long-term rate of return on assets assumption.

Note 11 Employee Benefit Plans *(continued)*

It is the policy of the Trustees to invest the Pension Trust Fund (the "Fund") for total return. The Trustees seek the maximum return consistent with the interests of the participants and beneficiaries and prudent investment management. The management of the Fund's assets is in compliance with the guidelines established in the Company's Pension Plan and Trust Investment Policy, which is reviewed and approved annually by the Tompkins Trustco, Inc. board of directors, and the pension committee.

The intention is for the Fund to be prudently diversified. The Fund's investments will be invested among the fixed income, equity and cash equivalent sectors. The pension committee will designate minimum and maximum positions in any of the sectors. In no case shall more than 10% of the Fund assets consist of qualified securities or real estate of the Company. In addition, the following investments are prohibited:

1. Restricted stock, private placements, short positions, calls, puts, or margin transactions;
2. Commodities, oil and gas properties, real estate properties, or
3. Any investment that would constitute a prohibited transaction as described in the Employee Retirement Income Security Act of 1974 ("ERISA"), section 407, 29 U.S.C. 1106.

In general, the investment in debt securities is limited to readily marketable debt securities having a Standard & Poor's rating of "A" or Moody's rating of "A", securities of, or guaranteed by the United States Government or it agencies, or obligations of banks or their holding companies that are rated in the three highest ratings assigned by Fitch Investor Service, Inc. In addition, investments in equity securities must be listed on the New York Stock Exchange (NYSE), the American Stock Exchange (ASE) or are traded on the national Over The Counter market or listed on the NASDAQ system. Cash equivalents generally may be United States Treasury obligations, commercial paper having a Standard & Poor's rating of "A-1" or Moody's National Credit Officer rating of "P-1"or higher.

At December 31, 2004, the following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

(dollar amounts in thousands)	Pension	SERP
2005	$ 1,196	$ 31
2006	1,284	20
2007	1,389	222
2008	1,491	222
2009	1,563	222
2010-2014	10,488	1,562

The Company has an Employee Stock Ownership Plan (ESOP) and a 401(k) Investment and Stock Ownership Plan (ISOP) covering substantially all employees of the Company. The ESOP allows for Company contributions in the form of cash and/or stock of the Company. Annually, the board of directors determines a profit-sharing payout to its employees in accordance with a performance-based formula. A percentage of the approved amount is paid in Company stock and/or cash into the ESOP. Contributions are limited to a maximum amount as stipulated in the plan. The remaining percentage is either paid out in cash or deferred into the ISOP at the direction of the employee. Compensation expense related to the ESOP and ISOP totaled $1.8 million in 2004, $1.2 million in 2003, and $2.1 million in 2002. Remaining unallocated shares in the ESOP were fully allocated and released during 2002.

Under the ISOP, employees may contribute a percentage of their eligible compensation with a Company match of such contributions up to a maximum match of 4%. The Company provided certain matching contributions to the ISOP based upon the amount of contributions made by plan participants. The expense associated with these matching provisions was $801,000 in 2004, $760,000 in 2003, and $708,000 in 2002.

Life insurance benefits are provided to certain officers of the Company. In connection with these benefits, the Company reflects life insurance assets on its consolidated statements of condition of $23.9 million at December 31, 2004, and $22.8 million at December 31, 2003. The insurance is carried at its cash surrender value on the consolidated statements of condition. Increases in the cash surrender value of the insurance are reflected as noninterest income, net of any related mortality expense.

Note 12 Stock Based Compensation

In January 2001, the Company adopted a stock option plan (the "2001 Plan"), which authorizes grants of options up to 385,000 shares of authorized but unissued common stock. On May 12, 2003, the 2001 Plan was amended to increase the number of shares reserved for issuance from 385,000 shares to 935,000 shares. At December 31, 2004, there were 515,594 shares available for grant under the 2001 Plan. The board of directors may grant stock options to officers, employees, and certain other individuals. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant, may not have a term in excess of ten years, and have vesting periods that range between one and five years from the grant date. Prior to the adoption of the 2001 Plan, the Company had similar stock option plans that authorized up to 543,510 shares of authorized but unissued common stock. These prior plans remain in effect solely with respect to unexercised options issued under these plans.

The following table presents the combined stock option activity for all option plans during the periods indicated:

	Number of Shares	Weighted Average Exercise Price
2004:		
Beginning balance	**431,997**	**$30.90**
Granted	**199,000**	**47.55**
Exercised	**(38,054)**	**24.78**
Forfeited	**(18,552)**	**37.26**
Outstanding at year-end	**574,391**	**36.87**
Exercisable at year-end	**192,196**	**$26.92**
2003:		
Beginning balance	524,832	$29.18
Granted	6,600	46.08
Exercised	(65,195)	19.68
Forfeited	(34,240)	28.86
Outstanding at year-end	431,997	30.90
Exercisable at year-end	143,771	$22.82
2002:		
Beginning balance	413,818	$23.55
Granted	177,100	39.00
Exercised	(58,936)	19.35
Forfeited	(7,150)	27.32
Outstanding at year-end	524,832	29.18
Exercisable at year-end	157,295	$20.01

The following summarizes outstanding and exercisable options at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$17.52-24.20	154,088	4.75	$22.15	123,691	$21.64
$26.06-38.95	62,340	6.39	$33.64	29,880	$33.13
$39.00-39.00	158,263	7.75	$39.00	38,625	$39.00
$45.15-47.60	199,700	9.33	$47.55	0	$0.00
	574,391	**7.35**	**$36.87**	**192,196**	**$26.92**

Note 13 Income Taxes

The income tax expense (benefit) attributable to income from operations is summarized as follows:

(in thousands)	Current	Deferred	Total
2004			
Federal	**$ 10,655**	**$276**	**$10,931**
State	**1,678**	**(116)**	**1,562**
Total	**$12,333**	**$160**	**$12,493**
2003			
Federal	$ 10,294	$137	$10,431
State	1,582	51	1,633
Total	$11,876	$188	$12,064
2002			
Federal	$10,364	$(544)	$ 9,820
State	1,558	(86)	1,472
Total	$11,922	$(630)	$11,292

The primary reasons for the differences between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings are as follows:

	2004	2003	2002
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**2.6**	2.9	2.8
Tax exempt income	**(3.5)**	(3.4)	(3.4)
All other	**(1.3)**	(1.2)	(1.4)
Total	**32.8%**	33.3%	33.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

(in thousands)	2004	2003
Deferred tax assets:		
Reserve for loan/lease losses	**$ 5,027**	$ 4,710
Compensation and benefits	**4,636**	4,076
Other	**1,040**	1,415
Total deferred tax assets	**$10,703**	$10,201
Deferred tax liabilities:		
Leasing transactions	**$ 475**	$ 641
Prepaid pension	**5,342**	4,825
Depreciation	**1,048**	525
Other	**622**	750
Total deferred tax liabilities	**$7,487**	$ 6,741
Net deferred tax asset at year-end	**$3,216**	$ 3,460
Net deferred tax asset at beginning of year	**$3,460**	$ 3,746
Decrease in net deferred tax asset	**244**	286
Purchase accounting adjustments, net	**(84)**	(98)
Deferred tax expense	**$ 160**	$ 188

This analysis does not include the recorded deferred tax liabilities of $580,000 as of December 31, 2004 and $2,010,000 as of December 31, 2003 related to the net unrealized holding gain/loss in the available-for-sale securities portfolio.

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carry-back period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income, and the projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary at December 31, 2004 and 2003.

Note 14 Commitments and Contingent Liabilities

The Company, in the normal course of business, is a party to financial instruments with off-balance-sheet risk to meet the financial needs of its customers. These financial instruments include loan commitments, stand-by letters of credit, and unused portions of lines of credit. The contract, or notional amount, of these instruments represents the Company's involvement in particular classes of financial instruments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the consolidated statements of condition.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN No. 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others; an Interpretation of FASB Statements No. 5,57 and 107 and rescission of FASB Interpretation No. 34.* FIN No. 45 requires certain new disclosures and potential liability recognition for the fair value at issuance of guarantees that fall within its scope. Based upon the Company's interpretation of FIN No. 45, the Company currently does not issue any guarantees that would require liability recognition under FIN No. 45, other than its stand-by letters of credit, the amount of which is not considered significant at December 31, 2004 and 2003.

The Company's maximum potential obligations to extend credit for loan commitments (unfunded loans, unused lines of credit, and stand-by letters of credit) outstanding on December 31 were as follows:

(in thousands)	**2004**	**2003**
Loan commitments	**$71,809**	$132,883
Stand-by letter of credit	**20,914**	19,087
Undisbursed portion of lines of credit	**216,787**	183,715
Total	**$309,510**	$335,685

Commitments to extend credit (including lines of credit) are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Stand-by letters of credit are conditional commitments to guarantee the performance of a customer to a third party. Management uses the same credit policies in making commitments to extend credit and stand-by letters of credit as are used for on-balance-sheet lending decisions. Based upon management's evaluation of the counterparty, the Company may require collateral to support commitments to extend credit and stand-by letters of credit. The credit risk amounts are equal to the contractual amounts, assuming the amounts are fully advanced and collateral or other security is of no value. The Company does not anticipate losses as a result of these transactions. These commitments also have off-balance-sheet interest-rate risk, in that the interest rate at which these commitments were made may not be at market rates on the date the commitments are fulfilled. Since some commitments and stand-by letters of credit are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash flow requirements.

At December 31, 2004, the Company had rate lock agreements associated with mortgage loans to be sold in the secondary market (certain of which relate to loan applications for which no formal commitment has been made) amounting to approximately $1.6 million. In order to limit the interest rate risk associated with rate lock agreements, as well as the interest rate risk associated with mortgages held for sale, if any, the Company enters into agreements to sell loans in the secondary market to unrelated investors on a loan-by-loan basis. At December 31, 2004, the Company had approximately $250,000 of commitments to sell mortgages to unrelated investors on a loan-by-loan basis.

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, based upon the review with counsel, the proceedings are not expected to have a material effect on the consolidated financial statements.

Note 15 Earnings Per Share

Calculation of basic earnings per share (Basic EPS) and diluted earnings per share (Diluted EPS) is shown below. Per share data has been retroactively adjusted to reflect a 10% stock dividend declared on January 25, 2005. Share and per share data have also been retroactively adjusted to reflect a 10% stock dividend paid on August 15, 2003.

For year ended December 31, 2004 *(in thousands except share and per share data)*	**Net Income (Numerator)**	**Weighted Average Shares (Denominator)**	**Per Share Amount**
Basic EPS:			
Income available to common shareholders	**$25,615**	**8,956,013**	**$2.86**
Effect of dilutive securities:			
Stock options		**146,614**	
Diluted EPS:			
Income available to common shareholders plus assumed conversions	**$25,615**	**9,102,627**	**$2.81**

For year ended December 31, 2003 *(in thousands except share and per share data)*	**Net Income (Numerator)**	**Weighted Average Shares (Denominator)**	**Per Share Amount**
Basic EPS:			
Income available to common shareholders	$24,205	8,943,494	$2.71
Effect of dilutive securities:			
Stock options		160,174	
Diluted EPS:			
Income available to common shareholders plus assumed conversions	$24,205	9,103,668	$2.66

For year ended December 31, 2002 *(in thousands except share and per share data)*	**Net Income (Numerator)**	**Weighted Average Shares (Denominator)**	**Per Share Amount**
Basic EPS:			
Income available to common shareholders	$22,914	8,965,703	$2.56
Effect of dilutive securities:			
Stock options		161,110	
Shares issueable as contingent consideration for acquisition		12,633	
Diluted EPS:			
Income available to common shareholders plus assumed conversions	$22,914	9,139,446	$2.51

Shares issueable as contingent consideration for acquisition recognizes the effect of 25,264 shares that became issueable in the third quarter of 2002 as a result of Tompkins Insurance Agencies meeting certain income targets.

Note 16 Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2004 and 2003. The carrying amounts shown in the table are included in the consolidated statements of condition under the indicated captions.

Estimated Fair Value of Financial Instruments	2004		2003	
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and cash equivalents	**$ 40,932**	**$ 40,932**	$ 65,756	$ 65,756
Securities – available-for-sale	**591,071**	**591,071**	592,137	592,137
Securities – held-to-maturity	**69,252**	**70,526**	49,528	51,441
Loans/leases, net [1]	**1,159,599**	**1,154,162**	1,057,455	1,056,501
Accrued interest receivable	**8,762**	**8,762**	8,701	8,701
Financial Liabilities				
Time deposits	**$ 455,942**	**$ 454,259**	$ 381,175	$ 386,072
Other deposits	**1,104,931**	**1,104,931**	1,029,950	1,029,950
Securities sold under agreements to repurchase	**153,715**	**153,756**	187,908	187,928
Other borrowings	**63,303**	**62,586**	87,111	86,966
Accrued interest payable	**2,328**	**2,328**	2,254	2,254

[1] Lease receivables, although excluded from the scope of SFAS No. 107, are included in the estimated fair value amounts at their carrying value.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

CASH AND CASH EQUIVALENTS: The carrying amounts reported in the consolidated statements of condition for cash, noninterest-bearing deposits, and Federal funds sold approximate the fair value of those assets.

SECURITIES: Fair values for securities are based on quoted market prices. When no secondary market exists to quote a market price the fair value is estimated based upon comparable securities, or the carrying amount of the security is used as the estimated fair value. Note 3 discloses the fair values of securities.

LOANS/LEASES: For variable rate loans/leases that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values of fixed rate loans/leases are estimated using discounted cash flow analyses, and interest rates currently offered for loans/leases with similar terms and credit quality.

DEPOSITS: The fair values disclosed for demand deposits (e.g. interest and noninterest checking) are, by definition, equal to the amount payable on demand at the reporting date (i.e., the carrying amounts). The carrying amounts of variable-rate money market accounts and time deposits approximate their fair values at the reporting date. Fair values for fixed-rate time deposits are estimated using a discounted cash flows calculation that applies current interest rates to a schedule of aggregate expected monthly maturities.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE: The carrying amounts of securities sold under agreements to repurchase with maturities of 90 days or less approximate their fair values. Fair values of repurchase agreements with maturities of more than 90 days are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

OTHER BORROWINGS: The fair values of other borrowings are estimated using discounted cash flow analysis, discounted at the Company's current incremental borrowing rate for similar borrowing arrangements.

OFF-BALANCE-SHEET INSTRUMENTS: The fair values of outstanding loan commitments, including unused lines of credit and stand-by letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the counterparties' credit standing, and discounted cash flow analyses. In fixed rate loan commitments, fair value estimates also consider the difference between current market rates and the committed rates. At December 31, 2004 and 2003, the fair values of these instruments approximate the value of the related fees and are not significant.

Note 17 Regulations and Supervision

The Company and its subsidiary banks are subject to various regulatory capital requirements administered by Federal bank regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material adverse effect on the Company's business, results of operation and financial condition. Under capital adequacy guidelines and the regulatory framework for prompt corrective action (PCA), banks must meet specific guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications of the Company and its subsidiary banks are also subject to qualitative judgments by regulators concerning components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the table below) of total capital and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes that the Company and its subsidiary banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notifications from Federal bank regulatory agencies categorized the Trust Company, The Bank of Castile, and Mahopac National Bank as well capitalized under the regulatory framework for PCA. To be categorized as well capitalized, the Company and its subsidiary banks must maintain total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the capital category of the Company or its subsidiary banks. Actual capital amounts and ratios of the Company and its subsidiary banks are as follows:

	Actual	Required to be Adequately Capitalized	Required to be Well Capitalized
(dollar amounts in thousands)	**Amount/Ratio**	**Amount/Ratio**	**Amount/Ratio**
December 31, 2004:			
Total Capital (to risk-weighted assets)			
The Company (consolidated)	**$170,523/13.4%**	**>$101,804/>8.0%**	**>$127,255/>10.0%**
Trust Company	$91,521/14.8%	>$49,349/>8.0%	>$61,686/>10.0%
Castile	$40,420/10.7%	>$30,335/>8.0%	>$37,919/>10.0%
Mahopac	$31,521/11.3%	>$22,293/>8.0%	>$27,866/>10.0%
Tier I Capital (to risk-weighted assets)			
The Company (consolidated)	**$157,974/12.4%**	**>$50,902/>4.0%**	**>$76,353/>6.0%**
Trust Company	$85,983/13.9%	>$24,674/>4.0%	>$37,011/>6.0%
Castile	$36,070/9.5%	>$15,167/>4.0%	>$22,751/>6.0%
Mahopac	$28,860/10.4%	>$11,146/>4.0%	>$16,720/>6.0%
Tier I Capital (to average assets)			
The Company (consolidated)	**$157,974/8.1%**	**>$58,481/>3.0%**	**>$97,468/>5.0%**
Trust Company	$85,983/8.1%	>$31,721/>3.0%	>$52,869/>5.0%
Castile	$36,070/7.5%	>$14,485/>3.0%	>$24,142/>5.0%
Mahopac	$28,860/6.6%	>$13,085/>3.0%	>$21,809/>5.0%
December 31, 2003:			
Total Capital (to risk-weighted assets)			
The Company (consolidated)	**$156,006/13.4%**	**>$92,826/>8.0%**	**>$116,033/>10.0%**
Trust Company	$82,577/14.2%	>$46,575/>8.0%	>$58,219/>10.0%
Castile	$36,678/10.3%	>$28,506/>8.0%	>$35,632/>10.0%
Mahopac	$27,646/11.8%	>$18,754/>8.0%	>$23,442/>10.0%
Tier I Capital (to risk-weighted assets)			
The Company (consolidated)	**$144,321/12.4%**	**>$46,413/>4.0%**	**>$69,620/>6.0%**
Trust Company	$77,264/13.3%	>$23,288/>4.0%	>$34,932/>6.0%
Castile	$32,863/9.2%	>$14,253/>4.0%	>$21,379/>6.0%
Mahopac	$25,089/10.7%	>$9,377/>4.0%	>$14,065/>6.0%
Tier I Capital (to average assets)			
The Company (consolidated)	**$144,321/7.9%**	**>$54,853/>3.0%**	**>$91,422/>5.0%**
Trust Company	$77,264/7.5%	>$30,960/>3.0%	>$51,600/>5.0%
Castile	$32,863/7.3%	>$13,566/>3.0%	>$22,610/>5.0%
Mahopac	$25,089/6.7%	>$11,163/>3.0%	>$18,605/>5.0%

Note 17 Regulations and Supervision *(continued)*

Generally, dividends from the banking subsidiaries to the Company are limited to retained net profits for the current year and two preceding years, unless specific approval is received from the appropriate bank regulatory authority. At December 31, 2004 the retained net profits of the Company's bank subsidiaries available to pay dividends were $39,000,000.

Each bank subsidiary is required to maintain reserve balances by the Federal Reserve Bank of New York. At December 31, 2004, and 2003, the reserve requirements for the Company's banking subsidiaries totaled $3,675,000 and $22,704,000, respectively.

Note 18 Condensed Parent Company Only Financial Statements

Condensed financial statements for Tompkins Trustco, Inc. (the Parent Company) as of December 31 are presented below.

Condensed Statements of Condition

(in thousands)	2004	2003
ASSETS		
Cash	**$ 1,969**	$ 4,977
Available-for-sale securities, at fair value	**121**	121
Investment in subsidiaries, at equity	**166,669**	152,375
Other	**3,644**	3,202
Total Assets	**$172,403**	$160,675
LIABILITIES AND SHAREHOLDERS EQUITY		
Liabilities	**$ 1,401**	$ 1,705
Shareholders' Equity	**171,002**	158,970
Total Liabilities and Shareholders' Equity	**$172,403**	$160,675

Condensed Statements of Income

(in thousands)	2004	2003	2002
Dividends from available-for-sale securities	**$ 4**	$ 4	$ 6
Dividends received from subsidiaries	**10,365**	11,370	11,600
Other income	**109**	107	29
Total Operating Income	**10,478**	11,481	11,635
Other expenses	**1,218**	519	537
Total Operating Expenses	**1,218**	519	537
Income Before Taxes and Equity in Undistributed Earnings of Subsidiaries	**9,260**	10,962	11,098
Income tax benefit	**441**	162	286
Equity in undistributed earnings of subsidiaries	**15,914**	13,081	11,530
Net Income	**$25,615**	$24,205	$22,914

Note 18 Condensed Parent Company Only Financial Statements *(continued)*

Condensed Statements of Cash Flows

(in thousands)	2004	2003	2002
OPERATING ACTIVITIES			
Net income	**$25,615**	$24,205	$22,914
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	**(15,914)**	(13,081)	(11,530)
Tax benefit of stock options exercised	**112**	167	366
ISOP/ESOP shares released or committed to be released	**0**	0	414
Other, net	**(108)**	688	1
Net Cash Provided by Operating Activities	**9,705**	11,979	12,165
INVESTING ACTIVITIES			
Net cash used in acquisitions	**0**	(274)	(21)
Other, net	**(749)**	0	0
Net Cash Used in Investing Activities	**(749)**	(274)	(21)
FINANCING ACTIVITIES			
Cash dividends	**(9,769)**	(9,093)	(8,577)
Cash paid in lieu of fractional shares – 10% stock dividend	**0**	(13)	0
Repurchase of common shares	**(2,976)**	(3,712)	(1,353)
Net proceeds from exercise of stock options	**781**	689	382
Repayment of advances from subsidiaries	**0**	0	(48)
Net Cash Used in Financing Activities	**(11,964)**	(12,129)	(9,596)
Net increase (decrease) in cash	**(3,008)**	(424)	2,548
Cash at beginning of year	**4,977**	5,401	2,853
Cash at End of Year	**$1,969**	$4,977	$5,401

Unaudited Quarterly Financial Data

	2004			
(in thousands except per share data)	**First**	**Second**	**Third**	**Fourth**
Interest and dividend income	**$23,032**	**$23,302**	**$23,876**	**$24,463**
Interest expense	**5,677**	**5,692**	**5,823**	**6,135**
Net interest income	**17,355**	**17,610**	**18,053**	**18,328**
Provision for loan/lease losses	**788**	**736**	**749**	**587**
Income before income tax	**9,215**	**8,995**	**10,179**	**9,719**
Net income	**6,148**	**6,102**	**6,784**	**6,581**
Net income per common share (basic)	**.68**	**.68**	**.76**	**.74**
Net income per common share (diluted)	**.67**	**.67**	**.75**	**.72**

	2003			
(in thousands except per share data)	**First**	**Second**	**Third**	**Fourth**
Interest and dividend income	$22,789	$22,651	$22,594	$22,961
Interest expense	6,245	6,098	5,558	5,592
Net interest income	16,544	16,553	17,036	17,369
Provision for loan/lease losses	540	598	585	774
Income before income tax	8,869	9,300	9,268	8,832
Net income	5,885	6,189	6,176	5,955
Net income per common share (basic)	.66	.69	.69	.66
Net income per common share (diluted)	.65	.68	.68	.65

Per share data has been retroactively adjusted to reflect a 10% stock dividend declared on January 25, 2005 and paid on February 15, 2005.

Report of KPMG LLP, Independent Auditors

Board of Directors and Shareholders, Tompkins Trustco, Inc.

We have audited the accompanying consolidated statements of condition of Tompkins Trustco, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tompkins Trustco, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with United States generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Tompkins Trustco, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

March 11, 2005
Syracuse, New York

Management's Statement of Responsibility

Management is responsible for preparation of the consolidated financial statements and related financial information contained in all sections of this annual report, including the determination of amounts that must necessarily be based on judgments and estimates. It is the belief of management that the consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Management establishes and monitors the Company's system of internal accounting controls to meet its responsibility for reliable financial statements. The system is designed to provide reasonable assurance that assets are safeguarded, and that transactions are executed in accordance with management's authorization and are properly recorded.

The Audit/Examining Committee of the board of directors, composed solely of outside directors, meets periodically and privately with management, internal auditors, and independent auditors, KPMG LLP, to review matters relating to the quality of financial reporting, internal accounting control, and the nature, extent, and results of audit efforts. The independent and internal auditors have unlimited access to the Audit/Examining Committee to discuss all such matters. The consolidated financial statements have been audited by the Company's independent auditors for the purpose of expressing an opinion on the consolidated financial statements. In addition, the Company's independent auditors have audited management's assessment of, and the effective operation of, internal control over financial reporting.

Date: March 11, 2005

James J. Byrnes
Chief Executive Officer

Francis M. Fetsko
Chief Financial Officer

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operations of the Company's disclosure controls and procedures (as defined in Rule 13a-15 under the Securities Exchange Act of 1934, as amended) (the "Exchange Act") as of December 31, 2004. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer, concluded that as of the end of the period covered by this Form 10-K, the Company's disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that material information relating to the Company and its subsidiaries is made known to management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. As of December 31, 2004, management assessed the effectiveness of the Company's internal control over financial reporting based on the framework for effective internal control over financial reporting established in "Internal Control - Integrated Framework," issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on its evaluation under the COSO framework, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2004 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. The results of management's assessment was reviewed with the Company's Audit Committee of its Board of Directors.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004 has been audited by KPMG, LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the Company's fourth quarter ended December 31, 2004, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Tompkins Trustco, Inc:

We have audited management's assessment, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting,* that Tompkins Trustco, Inc. (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and the directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Tompkins Trustco, Inc maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of Tompkins Trustco, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 11, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Syracuse, New York
March 11, 2005

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item 10 of Form 10-K regarding the Company's directors and executive officers is incorporated by reference into this Item 10 from the information contained under the caption "Proposal No. 1 Election of Directors", including the information contained in the subcaptions thereunder, including -"Matters Relating to the Board of Directors" and "Corporate Governance Matters" , in the Company's definitive Proxy Statement relating to its 2005 Annual Meeting of Stockholders to be held on May 9, 2005 (the "Proxy Statement"), which will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Report on Form 10-K relates. In addition, the information included under the caption "Executive Officers of the Registrant" in Part I, Item 4A of this Form 10-K is incorporated by reference into this Item 10.

The information required by this Item 10 of Form 10-K with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference into this Item 10 from the information contained under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

The information required by this Item 10 of Form 10-K with respect to the Company's Code of Ethics is incorporated by reference into this Item 10 from the information contained under the caption "Proposal No. 1 Election of Directors" subcaption "Directors and Executive Officers – Code of Ethics" in the Proxy Statement.

Item 11. Executive Compensation

The information required by this Item 11 of Form 10-K is incorporated by reference into this Item 11 from the information contained under the caption "Executive Compensation" and under the caption "Proposal No. 1 Election of Directors", subcaption "Director Compensation" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 of Form 10-K is incorporated by reference into this Item 12 from the information contained under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions

The information required by this Item 13 of Form 10-K is incorporated by reference into this Item 13 from the information contained under the caption "Certain Relationships and Related Transactions" in the Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 of Form 10-K is incorporated by reference into this Item 14 from the information contained under the caption "Report of the Audit/Examining Committee of the Board of Directors" in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) The following financial statements and accountant's report are included in this Annual Report on Form 10-K:

Report of Independent Auditors

Consolidated Statements of Condition for the years ended December 31, 2004 and 2003

Consolidated Statements of Income for the years ended December 31, 2004, 2003, and 2002

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003, and 2002

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2004, 2003, and 2002

Notes to Consolidated Financial Statements

(a)(2) List of Financial Schedules

Not Applicable.

(a)(3) Exhibits

Item No.	Description
2.1	Agreement and Plan of Reorganization, dated as of March 14, 1995, among the Bank, the Company and the Interim Bank incorporated herein by reference to Exhibit 2 to the Company's Registration Statement on Form 8-A (No. 0-27514), filed with the Commission on December 29, 1995, and amended by the Company's Form 8-A/A filed with the Commission of January 22, 1996.
2.2	Agreement and Plan of Reorganization, dated as of July 30, 1999 between the Company and Letchworth, incorporated by reference to Annex A to the Company's Registration Statement of Form S-4 (Registration No. 333-90411), filed with the Commission of November 5, 1999.
3.1	Certificate of Incorporation of the Company, incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form 8-A (No. 0-27514), filed with the Commission on December 29, 1995, as amended by Certificate of Amendment of the Certificate of Incorporation of the Company (filed herewith).
3.2	Bylaws of the Company, as amended on January 25, 2000, incorporated herein by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K, filed with the Commission on March 15, 2004.
4.	Form of Specimen Common Stock Certificate of the Company, incorporated herein by reference to Exhibit 4 to the Company's Registration Statement on Form 8-A (No. 0-27514), filed with the Commission on December 29, 1995.
10.2*	1992 Stock Option Plan, incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form 8-A (No. 0-27514), filed with the Commission on December 29, 1995.
10.3*	1996 Stock Retainer Plan for Non-Employee Directors, incorporated herein by reference to Exhibit 10.3 to the Company's Registration Statement on Form 8-A (No. 0-27514), filed with the Commission on December 29, 1995.
10.4*	Form of Director Deferred Compensation Agreement, incorporated herein by reference to Exhibit 10.4 to the Company's Registration Statement on Form 8-A (No. 0-27514), filed with the Commission on December 29, 1995.
10.5*	Deferred Compensation Plan for Senior Officers, incorporated herein by reference to Exhibit 10.5 to the Company's Registration Statement on Form 8-A (No. 0-27514), filed with the Commission on December 29, 1995
10.6*	Supplemental Executive Retirement Agreement with James J. Byrnes, incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form 8-A (No. 0-27514), filed with the Commission on December 29, 1995.

10.7* Severance Agreement with James J. Byrnes, incorporated herein by reference to Exhibit 10.7 to the Company's Registration Statement on Form 8-A (No. 0-27514), filed with the Commission on December 29, 1995.

10.8* Lease Agreement dated August 20, 1993, between Tompkins County Trust Company and Comex Plaza Associates, relating to leased property at the Rothschilds Building, Ithaca, NY, incorporated herein by reference to Exhibit 10.8 to the Company's Form 10-K, filed with the Commission on March 26, 1996.

10.9* Employment Agreement, dated September 12, 1989, by and between Registrant and James W. Fulmer, incorporated by reference to the Registrant's Amendment No. 1 to Form S-18 Registration Statement (Reg. No. 33-3114-NY), filed with the Commission on October 31, 1989 and wherein such Exhibit is designated as Exhibit 10(a).

10.10* Employment Agreement, dated January 1999, by and between Mahopac National Bank and Stephen E. Garner, incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 29, 2002.

10.11* 2001 Stock Option Plan, incorporated herein by reference to Exhibit 99 to the Company's Registration Statement on Form S-8 (No. 333-75822), filed with the Commission on December 12, 2001.

10.12* Mahopac National Bank Supplemental Executive Retirement Agreement, dated May 15, 2000, by and between Mahopac National Bank and Stephen E. Garner, incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 29, 2002.

21. Subsidiaries of Registrant, incorporated by reference to Exhibit 21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003, filed with the Commission on March 15, 2004.

23. Consent of KPMG LLP (filed herewith)

24. Power of Attorney, included on page 70 of this Report on Form 10-K.

31.1 Certification of the Chief Executive Officer as required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

31.2 Certification of the Chief Financial Officer as required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.1 Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.2 Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

* Management contracts and compensatory plans and arrangements required to be filed as Exhibits to this Report on Form 10-K pursuant to Item 15(c) of the Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOMPKINS TRUSTCO, INC.

By: James J. Byrnes
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

Date: March 15, 2005

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, James J. Byrnes and Frank M. Fetsko, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him or her, and in his or her name, place and stead, in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with Exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Date	Capacity	Signature	Date	Capacity
/S/ James J. Byrnes James J. Byrnes	3/15/05	Chairman of the Board and Chief Executive Officer	/S/ Bonnie H. Howell Bonnie H. Howell	3/15/05	Vice Chairman Director
/S/ James J. Fulmer James W. Fulmer	3/15/05	President, Director	/S/ Hunter R. Rawlings, III Hunter R. Rawlings, III	3/15/05	Director
/S/ Francis M. Fetsko Francis M. Fetsko	3/15/05	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	/S/ Thomas R. Salm Thomas R. Salm	3/15/05	Director
/S/ John E. Alexander John E. Alexander	3/15/05	Director	/S/ Michael H. Spain Michael H. Spain	3/15/05	Director
/S/ Reeder D. Gates Reeder D. Gates	3/15/05	Director	/S/ William D. Spain, Jr. William D. Spain, Jr.	3/15/05	Director
/S/ William W. Griswold William W. Griswold	3/15/05	Director	/S/ Craig Yunker Craig Yunker	3/15/05	Director
/S/James R. Hardie James R. Hardie	3/15/05	Director			

Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
TOMPKINS COUNTY TRUSTCO, INC.

Under Section 805 of the Business Corporation Law

The undersigned, being the President and Secretary of **Tompkins County Trustco, Inc.** (the "Corporation"), hereby certify:

1. The name of the Corporation is Tompkins County Trustco, Inc.

2. The Certificate of Incorporation was filed by the Department of State on March 6, 1995.

3. The Certificate of Incorporation, as now in full force and effect, is hereby amended to effect the following changes as authorized by Section 801 of the Business Corporation Law:

(a) To change the name of the Corporation from Tompkins County Trustco, Inc. to Tompkins Trustco, Inc. The Paragraph designated "ARTICLE I" in the Certificate of Incorporation is hereby amended to read in its entirety as follows:

NAME

The name by which the Company is to be known is Tompkins Trustco, Inc.

(b) To increase the aggregate number of shares which the Corporation shall have authority to issue from 7,500,000 common shares with a par value of $.10 per share to 15,000,000 common shares with a par value of $.10 per share. The Paragraph designated "ARTICLE IV" in the Certificate of Incorporation is hereby amended to read in its entirety as follows:

CAPITAL STOCK

The aggregate total number of shares of capital stock which the Corporation shall have authority to issue is 15,000,000 shares with a par value of $0.10 each, all of which are to be common stock of the same class.

4. This Amendment to the Certificate of Incorporation was authorized by vote of the Board of Directors of the Corporation at a meeting duly called and held followed by vote of at least a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders duly called and held.

IN WITNESS WHEREOF, we have signed this Certificate of Amendment this 29th day of April, 1999 and hereby affirm the truth of the statements contained herein under penalty of perjury.

/s/ James J. Byrnes
James J. Byrnes, President

/s/ John E. Butler
John E. Butler, Secretary

Exhibit 23

Independent Auditors' Consent

The Board of Directors
Tompkins Trustco, Inc.:

We consent to the incorporation by reference in the Registration Statement Nos. 333-00146, 333-60871, 333-60873, 333-75822 and 333-108002 on Form S-8 and 333-86864, 333-120686, and 333-40534 on Form S-3D of Tompkins Trustco, Inc. of our reports dated March 11, 2005, with respect to the consolidated statements of condition of Tompkins Trustco, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 2004, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K of Tompkins Trustco, Inc.

/s/ KPMG LLP

March 15, 2005

Syracuse, New York

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, James J. Byrnes, certify that:

1. I have reviewed this annual report on Form 10-K of Tompkins Trustco, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 15, 2005

/S/ James J. Byrnes

James J. Byrnes

Chairman and Chief Executive Officer

(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Francis M. Fetsko, certify that:

1. I have reviewed this annual report on Form 10-K of Tompkins Trustco, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 15, 2005

/S/ Francis M. Fetsko

Francis M. Fetsko

Executive Vice President and Chief Financial Officer

(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "Report") by Tompkins Trustco, Inc. (the "Company"), the undersigned, as the Chief Executive Officer of the Company, hereby certifies pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

The Report fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934; and

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 15, 2005

/S/ James J. Byrnes
James J. Byrnes
Chairman of the Board and
Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "Report") by Tompkins Trustco, Inc. (the "Company"), the undersigned, as the Chief Executive Officer of the Company, hereby certifies pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

The Report fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934; and

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 15, 2005

/S/ Francis M. Fetsko
Francis M. Fetsko
Executive Vice President and
Chief Financial Officer

TOMPKINS
TRUSTCO INC.
P.O. Box 460, Ithaca, New York 14851
(607) 273-3210

www.tompkinstrustco.com

TOMPKINS
TRUSTCO INC.

2004 CORPORATE REPORT

68 YEARS OF SERVICE AND INNOVATION

The roots of Tompkins are broad and deep. Over the years, as our companies have focused on responding to the needs of individuals and businesses, we have invested in the growth of the regions we serve. We believe that this continuity provides stability, encourages the creation of new business, and generates prosperity.

Tompkins Trust Company

The Bank of Castile

Mahopac National Bank

Tompkins Insurance Agencies

Tompkins Investment Services

As in the past, we will continue to seek out the products, services, and technological advances that offer the most convenience and efficiency. Each of our companies can offer customers everything they would expect from a much larger institution, with an important plus -- the flexibility and personal attention they want and expect. This Tompkins Plus is a solid point of difference and will serve us, and our customers, well into the future.

168 years ago, our founders believed we would play a vital role in the growth of Ithaca. Today, true to our heritage, the companies of Tompkins Trustco bring strength and support to all the communities we serve.

FINANCIAL HIGHLIGHTS

Dollar amounts in thousands except per share data	Year ended December 31 *2004*	*2003*	*% Change*
Total Assets	$1,970,295	$1,864,446	5.68%
Net Income	$25,615	$24,205	5.83%
Diluted earnings per share	$2.81	$2.66	5.64%
Cash dividends per share	$1.09	$1.01	7.92%

SELECTED FINANCIAL DATA

Dollar amounts in thousands except per share data	Year ended December 31 *2004*	*2003*	*2002*	*2001*	*2000*
FINANCIAL STATEMENT HIGHLIGHTS					
Assets	$1,970,295	$1,864,446	$1,670,203	$1,420,695	$1,304,894
Deposits	1,560,873	1,411,125	1,340,285	1,087,458	1,034,901
Other borrowings	63,303	87,111	81,930	75,581	67,257
Shareholders' equity	171,002	158,970	150,597	131,072	114,995
Interest and dividend income	94,673	90,995	93,959	94,158	92,018
Interest expense	23,327	23,493	28,818	36,175	40,076
Net interest income	71,346	67,502	65,141	57,983	51,942
Provision for loan/lease losses	2,860	2,497	2,235	1,606	1,216
Net securities gains	98	43	363	66	450
Net income	25,615	24,205	22,914	19,627	17,512
PER SHARE INFORMATION					
Basic earnings per share	$2.86	$2.71	$2.56	$2.19	$2.04
Diluted earnings per share	2.81	2.66	2.51	2.16	2.02
Cash dividends per share	1.09	1.01	0.95	0.91	0.89
SELECTED RATIOS					
Return on average assets	1.32%	1.37%	1.45%	1.46%	1.42%
Return on average equity	15.68%	15.90%	16.41%	15.82%	17.09%
Shareholders' equity to average assets	8.82%	8.98%	9.51%	9.73%	9.31%
Dividend payout ratio	38.11%	37.25%	37.54%	41.51%	43.95%
OTHER SELECTED DATA					
Not rounded, unless otherwise noted					
Employees (average full-time equivalent)	578	546	530	513	462
Full-service banking offices	34	33	32	29	28
Bank access centers (ATMs)	51	49	48	45	41
Trust and Investment Services assets under management (in thousands)	$1,495,196	$1,389,879	$1,207,786	$1,138,341	$1,094,452

Per share data has been retroactively adjusted to reflect a 10% stock dividend declared on January 25, 2005 and a 10% stock dividend paid on August 15, 2003.

We are pleased to report to you on another successful year for Tompkins, with net income of $25.6 million, an increase of 5.8% over the prior year. Diluted earnings per share were $2.81, up 5.6% over 2003. A 10% stock dividend was recently issued in February of 2005, and references to per share figures in this report are adjusted to reflect that dividend.

This report and the attached Annual Report on Form 10-K, provide additional financial and operating information on our results.

Continued growth of our business was the primary reason for earnings growth in 2004. Our net interest margin declined from 4.28% to 4.11%; however, year-end assets were 5.7% higher than at the prior year-end, with loans up 9.6%, and securities up 2.9%.

Our loan portfolios remained in sound condition. Despite relatively weaker economic growth in our Western New York market, our overall level of nonperforming loans at year-end was a modest 0.65% of total loans, compared to 0.71% at year-end 2003. Deposits were up, showing growth of 10.6%.

The theme of this year's report, "168 Years of Service and Innovation," was chosen to emphasize that attention to our heritage, as well as to changing customer needs and opportunities, are key parts of our strategy.

We are all aware of the momentum toward national chains in most consumer businesses, including retailing, restaurants, and financial services. Along with this trend, we see companies come and go very rapidly. Many customers cannot even keep track of the current name of their bank, because of the rapid consolidation.

In this environment, we find that attention to our heritage is important in motivating our employees, and helps to provide a distinctive, competitive advantage. Our heritage includes over 168 years of support for our communities, attention to personal service, and a focus on quality. It also includes a willingness to change and innovate with longer term benefits in mind, which has been crucial to keeping our company independent and financially successful. Everyone in our company — banker, investment or insurance professional — understands what goes into delivering our services "with the Tompkins Plus."



James J. Byrnes
Chairman & Chief Executive Officer

Each of our subsidiaries made strides in 2004. At Tompkins Trust Company, the development of our nearby Cortland and Auburn offices was aided by local business development boards, including respected business and civic leaders who share our belief that community banking services are important to the success of those communities. In Ithaca, several initiatives were pursued in partnership with local institutions to further enhance the growing "tech" sector of the region. This included investment with the Cayuga Venture Fund II in promising newer businesses, often based on technologies developed at Cornell University.

In Batavia, the new Tompkins Financial Center, scheduled for completion in the Spring of 2005, will house the management of The Bank of Castile and Tompkins Insurance

Agencies. This will be a customer centered building where representatives of Tompkins Investment Services will also be available to discuss financial planning and management. The building has helped advance Batavia's successful rebuilding of its downtown. The Bank of Castile and Tompkins Insurance Agencies will now share locations in five communities, including our new Warsaw facility opened in August 2004. This "one stop convenience" has proven beneficial to customers and to our Company.

Tompkins Insurance Agencies provided revenues of $6.4 million in 2004. On December 31, 2004, we announced that Tompkins Insurance Agencies, had purchased Banfield & Associates, Inc., a successful and respected insurance agency in Ithaca, New York. With the additional product lines available through Tompkins, this entry into our headquarters' market is an important step forward.



James W. Fulmer
President

Mahopac National Bank continued to be the fastest growing of our banks in 2004, aided by our new Mount Kisco office in Westchester County, by the continued growth of Dutchess and Putnam Counties, and by our distinctive position as a Tompkins community bank in a market dominated by very large banks.

One project in 2004 which cost over $600,000, as well as internal time and effort, was the compliance program mandated by Section 404 of the Sarbanes-Oxley Act. This program requires public companies to maintain a higher level of documentation and audits of many processes within the business. Our management believes that this program, which will continue into the future, has resulted in limited benefits to our company, compared to the additional costs imposed by the Act and the associated requirements. Many corporations have complained about this new regulatory burden on American business, and we share the concern — that it is a good concept, but is being overdone.

We particularly wish to note the passing of three men who were so important to our tradition, former CEO's of Tompkins Trust Company, Ray Van Houtte and Charlie Treman, and former Trust Company director, Dr. Wendell Bryce. On page 15, you will find additional background on the contributions of our two former presidents.

Once again, we would like to thank our shareholders for your support, including many referrals of new business. Traded on the American Stock Exchange, Tompkins Trustco stock is quite widely held. We encourage interest by individuals who are long-term oriented investors. We invite all shareholders to our Annual Meeting on Monday, May 9, 2005, in Ithaca. Shareholder information meetings will be held on Wednesday, May 11, 2005, in Batavia and Wednesday, May 25, 2005, in Mahopac. The time and location of each meeting is specified on page 23. We look forward to seeing you there.

James J. Byrnes
Chairman & Chief Executive Officer

James W. Fulmer
President

TOMPKINS TRUST COMPANY

Tompkins Trust Company serves the Ithaca area and surrounding markets. We trace our founding to 1836, and by staying true to our heritage, the Bank has long maintained the leading market share in Tompkins County. As in the past, we remain committed to serving the financial needs and meeting the financial objectives of the individuals, businesses, and organizations in our communities.

Convenience is at the heart of everything we do. Tompkins Trust Company is dedicated to blending the best of personalized service with the latest in technology. Internet Banking enables customers to access account information, apply for loans, pay bills, transfer funds, and avail themselves of a host of other financial services 24 hours a day. At our 14 offices in Tompkins, Cortland, Cayuga, and Schuyler Counties, friendly, skilled employees offer exceptional personalized service, always with a focus on customer convenience.


STICKY RICE
STICKY RICE
Carol and Mack Travis are grateful to Tompkins Trust Company for taking the risk to finance a major downtown renovation. They are joined by their banker, Steve Bacon, in front of the newly completed Gateway Center.



In March, 2004, an article in *USA Today* highlighted the top ten cities selected by *Cities Ranked & Rated* as to quality of life. Ithaca was named the number one "emerging" city in the United States. Attracted in part by Cornell University's reputation for dynamic technological research, diverse businesses are continually drawn to the region. With our local roots, financial service flexibility, and strong team of bankers, we are able to respond to the changing needs of our markets with product innovation and timely support.

Beyond providing banking, investment, and insurance services, we enjoy a rich tradition of investing in local cultural, academic and human service organizations. In 2004, over 200 community organizations and events received donations and support from Tompkins Trust Company. Employees at every level generously participated, often in leadership positions, all with the goal of making our communities the best they can be.

Customers of the Johnston Paper Co., a family owned business in Auburn, provide their customers with top-quality products, and equally important, outstanding service and attention. They expect and receive the same from their bank, Tompkins Trust Company.



Cornell University and Ithaca College are a major draw for the region and help to provide Ithaca with an attractive living and working environment.

THE BANK OF CASTILE

2004 was a year of strong growth for The Bank of Castile. The Bank, in fact, has realized double-digit compound growth since becoming part of the Tompkins organization. New activity in commercial loans and increased deposits fueled much of our success for the year and proved to us, that despite the overall slow-growing economy in Western New York, community banking with the Tompkins Plus is important to our customers.

Construction work on our new Tompkins Financial Center on Main Street in Batavia neared completion in December. Opening in 2005, the new building will become headquarters for Tompkins Insurance Agencies and will also house The Bank of Castile administrative staff. We are optimistic that, beyond operational efficiencies, the new combined office will generate synergistic opportunities. Past performance is certainly a strong indicator that this will be the result.



"Eventing" students at Black North Farm develop close personal relationships with their instructors and their horses. The owners, The Bank of Castile customers for over five years, want the same relationship with their bankers.



The Genesee Country Village & Museum is the largest living history museum in New York State, and one of the largest in the nation. With the help of The Bank of Castile, the museum has preserved 19th century life for the education and enjoyment of all who visit.

The track record of growth created by combining insurance and banking services in the same facility has been very positive. Our first combined efforts in Caledonia and Chili in 2003 produced solid growth, with the result that we offered services in the Medina office in 2004. Our newest facility, a completely renovated building located in a very busy section of Warsaw, the Wyoming County seat, opened in 2004 and has been well received. It houses both The Bank of Castile and Tompkins Insurance Agencies.

In celebration of the new Warsaw office, The Bank of Castile and Tompkins Insurance Agencies made a generous donation to Habitat for Humanity. This money will go towards the construction of a home in Wyoming County. The Bank has several special financing programs to help first-time homebuyers, but involvement with Habitat enables all of us to extend additional support to the community.



In the heart of Batavia's downtown district, the construction of Tompkins Financial Center has contributed to the ongoing renaissance of this Western New York city.

MAHOPAC NATIONAL BANK

Mahopac National Bank is one of the fastest growing banks in the Hudson Valley. With our 2004 branch office opening in Mount Kisco, we added a seventh office and became a presence in Westchester, one of the wealthiest counties in the nation. The Bank now provides services to customers in three counties with four offices in Putnam County, two in Dutchess, and our new office in Westchester. In 2005, we plan to open two new offices in Putnam and Dutchess counties, and our popular Hopewell Junction office will move to a much larger facility.

Key to our on-going success is our community bank focus of personalized service and local decision making. Unlike larger banks, we empower our lending professionals to make credit decisions for their customers, from mortgages to business loans. Personal attention, responsiveness, and flexibility set us apart, and have enabled us to successfully penetrate this competitive downstate market.


MOUNT KISCO
VILLAGE HALL

Located 38 miles north of New York City, Mt. Kisco is home to about 15,000 residents and Mahopac National Bank's newest office. A growing, affluent community, Mt. Kisco is considered to be the commercial hub of northern Westchester County.


ANDERSON & DAHLEN

Fryer Machine Systems is one of the fastest growing machine tool companies in the country. It takes dedication and commitment to grow. Liz and Larry Fryer believe that Mahopac National Bank's John Kraus is as committed to their success as they are.

Exemplifying our customer-first philosophy is the special award we received from the Empire State Certified Development Corporation. In Spring of 2004, Mahopac National Bank was recognized for its outstanding success with the 504 Program sponsored by the Small Business Administration. This loan program supports small business growth by providing long-term, fixed rate subordinate mortgage financing, as well as funding for acquisitions or renovations. By supporting small business, the 504 Program also benefits the communities served.

The Bank is deeply committed to the community and is a strong supporter of various local organizations. One of the events we sponsored in 2004 was the Town of Carmel's Concert in Chamber Park. It was so successful, drawing over [illegible]00 music lovers, the Bank plans to sponsor four similar events with Carmel in the Summer of 2005.

Growth

TOMPKINS INSURANCE AGENCIES

At the end of 2004, we acquired Banfield & Associates, a full-service insurance agency that has served the Ithaca area for 39 years. This acquisition has dramatically changed the footprint of Tompkins Insurance Agencies and offers unique potential for new business. Prior to the purchase of Banfield, our insurance services did not extend beyond the geographic boundaries of The Bank of Castile. Now, as part of Tompkins Insurance, our newest office will be able to offer Ithaca area clients the same personal service with the added benefit of a broader range of insurance products.


BOAT

The owners of Silver Lake Marine, one of Western New York's premier marinas, will tell you that the key to their success is a professional and personal approach to sales combined with exceptional service. They looked for the same qualities in their insurance agency.

Creating opportunities with The Bank of Castile continues to be a major initiative. Currently, we share five offices. We have realized substantial efficiencies in our combined offices and have increased our presence in several locations. Based on the success of our Warsaw model, renovation is under way in Geneseo.

Re

On a cold night in late October, an event occurred that tested the response of Tompkins Insurance Agencies. A fire in downtown LeRoy ripped through a historic building and threatened an adjacent structure. Ultimately, five businesses served by our agency, as well as The Bank of Castile, were affected.

Responding immediately, our agency and the Bank worked together to help keep all the businesses operating, providing furniture, a phone system, and other essential materials. Our team rallied around our customers and our community; we were there when people needed us.



Photography by Mike Waldron

"The service I received was above and beyond anything I could have expected. It was nothing short of extraordinary." Attorney Robert Humphrey's comments about the responsiveness of Tompkins Insurance and The Bank of Castile after a devastating fire in LeRoy.

TOMPKINS INVESTMENT SERVICES

Tompkins Investment Services has been offering customers a full range of trust and investment options for over a century. Clients from four countries and forty-three states benefit from the expertise provided by our growing team of professionals who bring experience in all the disciplines that contribute to financial success: investment management, finance, law, and financial and estate planning. We serve customers at every stage of the investment cycle, from beginning savings plans to estate plans and transfers of wealth.

In 2004, assets under management grew by 7.6%. Sales performance has increased as we have moved into new offices throughout our regions.



Key members of the Tompkins Investment Services team are (from left to right): Greg Hartz, Vice President; Cathy Haupert, Assistant Vice President; and Don Stewart, Executive Vice President.

Tompkins Investment Services acts as advisor for the Tompkins Charitable Gift Fund, which offers philanthropic assistance to clients through its Donor Advised Fund and Pooled Income Fund. During 2004, the Fund distributed approximately $250,000 to various charities.

Team

In memoriam.



Charles E. Treman, Jr.

7/25/08 – 9/16/04



Raymond A. Van Houtte

8/01/24 – 8/14/04

Charlie Treman believed that a community bank has the responsibility to give back to the region it serves. He was instrumental in creating and supporting Tompkins Trust Company's many philanthropic projects. And, he was tireless in his efforts to support local economic development, believing that bank and community prosperity go hand in hand. As CEO of the Bank, like his father and uncle before him, Charlie Treman played an integral role in the success of both the Trust Company and the region.

Ray Van Houtte joined Tompkins Trust Company in 1968 and five years later, he succeeded Charlie Treman as President and CEO. Like his predecessor, he believed that a healthy community was essential to a successful community bank. During his tenure, new banking regulations created a period that saw the disappearance of many community banks. Ray Van Houtte was determined that the Trust Company would not be swallowed up by a larger institution, and thanks to his vision, passion and tenacity, the Bank embraced modern concepts and technology and remained independent.

Two friends, two great community bankers.


$846
$890
$995
$1,069
$1,172
'00
'01
'02
'03
'04

TOTAL LOANS
IN MILLIONS


$1,035
$1,087
$1,340
$1,411
$1,561
'00
'01
'02
'03
'04

TOTAL DEPOSITS
IN MILLIONS


$2.02
$2.16
$2.51
$2.66
$2.81
'00
'01
'02
'03
'04

DILUTED EARNINGS
PER SHARE IN DOLLARS


$0.89
$0.91
$0.95
$1.01
$1.09
'00
'01
'02
'03
'04

CASH DIVIDENDS
PER SHARE IN DOLLARS

Per share data has been retroactively adjusted to reflect a 10% stock dividend declared on January 25, 2005 and a 10% stock dividend paid on August 15, 2003.

CONSOLIDATED STATEMENTS OF CONDITION

Amounts in thousands except share and per share data	Year ended December 31 2004	2003
ASSETS		
Cash and noninterest bearing balances due from banks	$ 39,911	$ 56,540
Interest bearing balances due from banks	1,021	9,216
Available-for-sale securities, at fair value	591,071	592,137
Held-to-maturity securities, fair value of $70,526 at December 31, 2004 and $51,441 at December 31, 2003	69,252	49,528
Loans and leases, net of unearned income and deferred costs and fees	1,172,148	1,069,140
Less reserve for loan/lease losses	12,549	11,685
Net Loans/Leases	1,159,599	1,057,455
Bank premises and equipment, net	33,118	28,466
Corporate owned life insurance	23,940	22,843
Goodwill	12,280	11,541
Other intangible assets	2,782	3,322
Accrued interest and other assets	37,321	33,398
Total Assets	$1,970,295	$1,864,446
LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES, AND SHAREHOLDERS' EQUITY		
Deposits:		
Interest bearing:		
Checking, savings, and money market	$ 784,850	$ 747,691
Time	455,942	381,175
Noninterest bearing	320,081	282,259
Total Deposits	1,560,873	1,411,125
Securities sold under agreements to repurchase	153,715	187,908
Other borrowings	63,303	87,111
Other liabilities	19,937	17,843
Total Liabilities	1,797,828	1,703,987
Minority interest in consolidated subsidiaries	1,465	1,489
Shareholders' equity:		
Common stock - par value $0.10 per share: authorized 15,000,000 shares; Issued 8,163,681 shares at December 31, 2004, and 8,185,816 shares at December 31, 2003	816	819
Surplus	75,837	76,926
Undivided profits	94,522	78,676
Accumulated other comprehensive income	871	3,015
Treasury stock at cost: 44,290 shares at December 31, 2004, and 26,981 shares at December 31, 2003	(1,044)	(466)
Total Shareholders' Equity	171,002	158,970
Total Liabilities, Minority Interest in Consolidated Subsidiaries, and Shareholders' Equity	$1,970,295	$1,864,446

CONSOLIDATED STATEMENTS OF INCOME

Amounts in thousands except per share data	Year ended December 31 2004	2003	2002
INTEREST AND DIVIDEND INCOME			
Loans	$68,935	$67,830	$68,383
Interest bearing balances due from banks	93	27	37
Federal funds sold	25	16	207
Available-for-sale securities	23,720	21,557	23,862
Held-to-maturity securities	1,900	1,565	1,470
Total Interest and Dividend Income	94,673	90,995	93,959
INTEREST EXPENSE			
Deposits:			
Time certificates of deposit of $100,000 or more	2,890	2,782	3,233
Other deposits	12,334	13,361	18,934
Federal funds purchased and securities sold under agreements to repurchase	4,390	3,285	2,448
Other borrowings	3,713	4,065	4,203
Total Interest Expense	23,327	23,493	28,818
Net Interest Income	71,346	67,502	65,141
Less Provision for Loan/Lease Losses	2,860	2,497	2,235
Net Interest Income After Provision for Loan/Lease Losses	68,486	65,005	62,906
NONINTEREST INCOME			
Trust and investment services income	5,212	4,325	4,174
Service charges on deposit accounts	7,987	7,220	6,324
Insurance commissions and fees	6,374	5,265	4,900
Card services income	2,471	2,273	2,111
Other service charges	3,202	3,043	2,918
Increase in cash surrender value of corporate owned life insurance	1,195	1,012	1,383
Gain on sales of loans	240	970	671
Other operating income	1,204	1,104	860
Gain on sale of available-for-sale securities	98	43	363
Total Noninterest Income	27,983	25,255	23,704
NONINTEREST EXPENSES			
Salaries and wages	26,866	24,061	22,692
Pension and other employee benefits	7,115	6,891	6,822
Net occupancy expense of bank premises	3,700	3,413	3,021
Net furniture and fixture expense	3,445	3,260	3,306
Marketing expense	1,899	1,944	1,797
Professional fees	1,664	869	1,067
Software licenses and maintenance	1,451	1,179	1,084
Amortization of intangible assets	653	746	867
Other operating expenses	11,435	11,494	11,614
Total Noninterest Expenses	58,228	53,857	52,270
Income Before Income Tax Expense and Minority Interest in Consolidated Subsidiaries	38,241	36,403	34,340
Minority interest in consolidated subsidiaries	133	134	134
Income Tax Expense	12,493	12,064	11,292
Net Income	$25,615	$24,205	$22,914
Basic earnings per share	$2.86	$2.71	$2.56
Diluted earnings per share	$2.81	$2.66	$2.51

Per share data has been retroactively adjusted to reflect a 10% stock dividend declared on January 25, 2005 and a 10% stock dividend paid on August 15, 2003.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Amounts in thousands except share and per share data	Common Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income	Treasury Stock	Total
BALANCES AT DECEMBER 31, 2003	$819	$76,926	$78,676	$3,015	$(466)	$158,970
Comprehensive income:						
Net income			25,615			25,615
Other comprehensive loss				(2,144)		(2,144)
Total Comprehensive Income						23,471
Cash dividends ($1.09 per share)			(9,769)			(9,769)
Exercise of stock options and related tax benefit (34,689 shares, net)	3	890				893
Common stock repurchased and returned to unissued status (65,946 shares)	(7)	(2,969)				(2,976)
Shares issued for purchase acquisitions (9,122 shares)	1	412				413
Directors deferred compensation plan (17,309 shares)		578			(578)	0
BALANCES AT DECEMBER 31, 2004	$816	$75,837	$94,522	$871	$(1,044)	$171,002

Per share data has been retroactively adjusted to reflect a 10% stock dividend declared on January 25, 2005 and a 10% stock dividend paid on August 15, 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Tompkins Trustco, Inc.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of Tompkins Trustco, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004 (not appearing herein); and in our report dated March 11, 2005, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated statements of condition, statements of income and statement of changes in shareholders' equity is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Syracuse, New York
March 11, 2005

MARKET PRICE AND DIVIDEND INFORMATION

See Notes 1, 2 and 3 below:		Market Price High	Market Price Low	Cash Dividends Paid
2004	1st Quarter	$44.35	$40.35	$.27
	2nd Quarter	44.23	39.29	.27
	3rd Quarter	43.14	39.64	.27
	4th Quarter	49.99	40.40	.27
2003	1st Quarter	$39.46	$34.14	$.25
	2nd Quarter	39.05	36.38	.25
	3rd Quarter	47.27	36.45	.25
	4th Quarter	46.82	41.20	.27

Note 1 - The range of reported high and low price for Tompkins Trustco, Inc. common stock for actual transactions as quoted on the American Stock Exchange. As of March 2, 2005, there were approximately 1,968 shareholders of record.

Note 2 - Cash dividends on Tompkins Trustco, Inc. common stock were paid on the 17th day of February, May, August, and November of 2004; and on the 14th day of February, the 15th day of May and August, and the 14th day of November of 2003.

Note 3 - Per share data has been retroactively adjusted to reflect a 10% stock dividend declared on January 25, 2005 and a 10% stock dividend paid on August 15, 2003.

TOMPKINS TRUSTCO, INC. BOARD OF DIRECTORS



Front row, left to right: Tom Salm, Jim Byrnes, Betsy Harrison, Michael Spain, Bonnie Howell and Reeder Gates

Middle row, left to right: Bill Griswold, Bill Spain Jr., Craig Yunker, John Alexander and Jim Hardie

Back row, left to right: Hunter Rawlings and Jim Fulmer

TOMPKINS TRUSTCO, INC. BOARD OF DIRECTORS

James J. Byrnes
Chairman & Chief Executive Officer

Bonnie H. Howell
Vice Chairman
Retired President & CEO
Cayuga Medical Center at Ithaca

James W. Fulmer
President

John E. Alexander
Chairman, The CBORD Group, Inc.

Reeder D. Gates
President, R.D. Gates, Ltd.

William W. Griswold
President & Chief Executive Officer
Ontario Telephone Company &
Trumansburg Home Telephone
Company

James R. Hardie
Vice Chairman
Tompkins Insurance Agencies, Inc.

Elizabeth W. Harrison
President & CEO
Genesee Country Village & Museum

Hunter R. Rawlings, III
Professor of Classics & History
President Emeritus, Cornell University

Thomas R. Salm
Retired Vice President, Business &
Administrative Affairs
Ithaca College

Michael Spain
President, Spain Agency, Inc.

William D. Spain, Jr.
Managing Partner, Spain & Spain PC
Chairman, Mahopac National Bank

Craig Yunker
Partner, CY Farms

TOMPKINS TRUSTCO, INC. CHIEF EXECUTIVE OFFICERS



From left to right:
Stephen E. Garner, Tompkins Trust Company
Stephen S. Romaine, Mahopac National Bank
James J. Byrnes, Tompkins Trustco, Inc.
David S. Boyce, Tompkins Insurance Agencies
James W. Fulmer, The Bank of Castile

TOMPKINS TRUST COMPANY BOARD OF DIRECTORS

James J. Byrnes
Chairman

Bonnie H. Howell
Vice Chairman
Retired President & Chief Executive Officer
Cayuga Medical Center at Ithaca

Stephen E. Garner
President & Chief Executive Officer

John E. Alexander
Chairman, The CBORD Group, Inc.

Francis E. Benedict
Retired Executive Vice President
Tompkins Trust Company

Reeder D. Gates
President, R.D. Gates, Ltd.

William W. Griswold
President & Chief Executive Officer
Ontario Telephone Company &
Trumansburg Home Telephone Company

Carl E. Haynes
President,
Tompkins Cortland Community College

Robert T. Horn, Jr.
Physician

Patricia A. Johnson
Treasurer, Cornell University

Hunter R. Rawlings, III
Professor of Classics & History
President Emeritus, Cornell University

Thomas R. Salm
Retired Vice President, Business &
Administrative Affairs
Ithaca College

Michael D. Shay
Retired Chairman of the Board
Evaporated Metal Films Corporation

Peggy R. Williams
President, Ithaca College

THE BANK OF CASTILE BOARD OF DIRECTORS

James W. Fulmer
Chairman, President & Chief Executive Officer

Robert F. Brass
President, L.R. Brass, Inc.

Joseph G. Bucci
Owner, Bucci Real Estate

James J. Byrnes
Chairman & Chief Executive Officer
Tompkins Trustco, Inc.

Thomas E. Cushing
Vice President, Secretary-Treasurer
J.O. Cook, Inc.

Elizabeth W. Harrison
President & CEO
Genesee Country Village & Museum

John P. Linfoot
President
Youngs & Linfoot Real Estate

John D. McClurg
President
McClurg Chrysler-Dodge Jeep, Inc.
& McClurg Chevrolet-Oldsmobile-
Pontiac-Buick, Inc.

Craig Yunker
Partner, CY Farms

MAHOPAC NATIONAL BANK BOARD OF DIRECTORS

William D. Spain, Jr.
Chairman
Managing Partner, Spain & Spain, PC

Stephen S. Romaine
President & Chief Executive Officer

James J. Byrnes
Chairman & Chief Executive Officer
Tompkins Trustco, Inc.

James W. Fulmer
President, Tompkins Trustco, Inc.

Stephen E. Garner
Executive Vice President
Tompkins Trustco, Inc.

C. Compton Spain
Attorney, Spain & Spain, PC

Michael Spain
President, Spain Agency, Inc.

Charles L. Van Arsdale
Retired President, Letchworth
Independent Bancshares Corporation
& The Bank of Castile

TOMPKINS INSURANCE AGENCIES BOARD OF DIRECTORS

James W. Fulmer
Chairman
President, Tompkins Trustco, Inc.

James R. Hardie
Vice Chairman

David S. Boyce
President & Chief Executive Officer

James J. Byrnes
Chairman & Chief Executive Officer
Tompkins Trustco, Inc.

David J. Cecere
Senior Vice President
Personal Insurance

Grover S. Ellwood
Corporate Secretary

Frank Vitagliano, Jr.
Senior Vice President
& Chief Operating Officer

TOMPKINS TRUST COMPANY

James J. Byrnes
Chairman

Stephen E. Garner
President & Chief Executive Officer

Robert B. Bantle
Executive Vice President
Community Banking Division

Francis M. Fetsko
Executive Vice President, Treasurer
& Chief Financial Officer

Donald S. Stewart
Executive Vice President
Tompkins Investment Services

Lawrence A. Updike
Executive Vice President
Operations & Systems Division

Richard M. Dolge
Senior Vice President
Marketing and Sales Management Support

Stephen R. Hoyt
Senior Vice President
Commercial Banking Division

Joyce P. Maglione
Senior Vice President, Human Resources

Steven E. Bacon
Regional Vice President, Commercial Banking

Paul W. Banfield
Regional Vice President, Commercial Banking

Terry G. Barber
Vice President, Information Systems

Michelle Benedict-Jones
Vice President & Manager
Branch Banking & Municipal Sales

Samuel V. Brewer
Vice President, Tompkins Investment Services

Edward F. Dawson
Vice President, Consumer Credit Services

Jeffrey Dobbin
Vice President, Commercial Banking

Anthony D. Franceschelli
Vice President, New Market Initiatives

Gregory J. Hartz
Vice President, Tompkins Investment Services

Benjamin E. Herrmann
Vice President, Internet Banking

Eileen K. Hoyt
Vice President, Operations
Tompkins Investment Services

Diana C. Jayne
Vice President, Community Banking

Diana R. Johnson
Vice President & Affiliate Controller

David K. Kershaw
Vice President & Controller

Randy C. Lovell
Vice President
Corporate Risk Manager

Lillian E. Marshall
Vice President, Operations & Systems

H. Craig Miller
Vice President, Residential Mortgage Services

John A. Poli
Vice President, Tompkins Investment Services

Pamela L. Wait
Vice President, Tompkins Investment Services

Philip S. Winn
Vice President, Tompkins Investment Services

William D. Winters
Vice President, Tompkins Investment Services

THE BANK OF CASTILE

James W. Fulmer
Chairman, President
& Chief Executive Officer

Leslie R. Beardslee
Senior Vice President
Credit Administration Division Manager

David N. DeLaVergne
Senior Vice President
Senior Commercial Credit Officer

Donna E. Francis
Senior Vice President
Retail Banking & Operations Manager

Mark E. Barber
Vice President
Consumer Credit Services Manager

Steven K. Beardsley
Vice President, Commercial Credit Officer II

Robert J. Bennett
Vice President, Retail Sales Manager

Sherri A. Catalano
Vice President
Residential Mortgage Services Manager

Mary L. Conlon
Vice President, Office Manager

Thomas H. Felton
Vice President, Commercial Credit Officer II

Gary L. Gayton
Vice President, Officer Manager IV

Thomas H. Kishlar
Vice President, Commercial Credit Officer II

Gregg C. McAllister
Vice President, Marketing Manager

Mark A. Merrill
Vice President
Commercial Credit Officer III

Judy Schillaci
Vice President, Assistant Auditor

Tyna S. Slocum
Vice President
Loan Review & Workout Manager

Gregory J. Wood
Vice President, Commercial Credit Officer III

Robert J. Zuidema
Vice President, Commercial Credit Officer I

MAHOPAC NATIONAL BANK

Stephen S. Romaine
President & Chief Executive Officer

Gerald J. Klein, Jr.
Executive Vice President
Chief Lending Officer
Manager, Commercial Banking & Consumer
Loan Divisions

Rosemary Hyland
Senior Vice President
Administrative Services Division

Kathleen Rooney
Senior Vice President
Community Banking Division

Verna N. Belcastro
Vice President
Community Banking Division
& Sales Manager

Noreen B. Brancaccio
Vice President, Compliance Officer,
Reg. O Officer, BSA Officer,
Security Officer, &
Community Reinvestment Act Officer

Brian A. DaSilva
Vice President, Credit Administration

Douglas L. DePaoli
Vice President, Branch Manager, Mt. Kisco

Timothy L. Every
Regional Vice President, Commercial Banking

Ronald L. Ferri
Regional Vice President, Commercial Banking

Lisa M. Gariolo
Vice President, Branch Administration Officer

John R. Kraus
Regional Vice President, Commercial Banking

Carol Masi
Vice President, Branch Manager,
Putnam Valley

Lisa L. McPartland
Vice President, Credit Administration

Sherry Scholz
Vice President, Residential Lending Manager

Edward V. Yuhas
Vice President, Loan/Deposit Operations

TOMPKINS INSURANCE AGENCIES

David S. Boyce
President & Chief Executive Officer

Frank Vitagliano, Jr.
Senior Vice President
& Chief Operating Officer

W. David Banfield
Senior Vice President

David J. Cecere
Senior Vice President, Personal Insurance

William L. Cecere
Vice President

Mark St. George
Vice President, Commercial Insurance

Joseph A. Teresi
Vice President

Grover S. Ellwood
Corporate Secretary/Marketing

Don H. Herman
Treasurer & Chief Financial Officer

CORPORATE OFFICES

Tompkins Trustco, Inc.
P.O. Box 460
Ithaca, NY 14851
(607) 273-3210

Website: www.tompkinstrustco.com
E-mail: shareholder@tompkinstrust.com

SUBSIDIARIES

Tompkins Trust Company
P.O. Box 460
Ithaca, NY 14851
(607) 273-3210
www.tompkinstrust.com

The Bank of Castile
P.O. Box 129
Castile, NY 14427
(585) 493-2576
www.bankofcastile.com

Mahopac National Bank
1441 Route 22
Brewster, NY 10509
(845) 278-1000
www.mahopacnationalbank.com

Tompkins Insurance Agencies, Inc.
90 Main St
Batavia, NY 14020
(585) 344-0833
www.tompkinsins.com

STOCK LISTING

Tompkins Trustco, Inc. common stock is traded on the American Stock Exchange under the symbol TMP.

ANNUAL SHAREHOLDERS MEETING

All Tompkins Trustco, Inc. shareholders are invited to attend the Annual Meeting on Monday, May 9, 2005, at 5:30 pm at the Country Club of Ithaca, 189 Pleasant Grove Rd., Ithaca, New York.

A Shareholders Information Meeting will be held at 11:00 a.m. on Wednesday, May 11, 2005, for our shareholders in the Castile area at the Batavia Party House, Batavia, New York.

A Shareholders Information Meeting will be held at 6:00 p.m. on Wednesday, May 25, 2005, for our shareholders in the Mahopac area at the Mahopac Golf Club, Mahopac, New York.

CORPORATE OFFICERS

James J. Byrnes
Chairman & Chief Executive Officer

James W. Fulmer
President

Stephen E. Garner
Executive Vice President

Stephen S. Romaine
Executive Vice President

David S. Boyce
Executive Vice President

Robert B. Bantle
Executive Vice President

Francis M. Fetsko
Executive Vice President
& Chief Financial Officer

Donald S. Stewart
Executive Vice President

Lawrence A. Updike
Executive Vice President

Joyce P. Maglione
Senior Vice President

Randy Lovell
Vice President & Corporate Risk Manager

Linda M. Carlton
Assistant Vice President
& Corporate Secretary

SHAREHOLDER INQUIRIES

The Tompkins Trustco, Inc. Dividend Reinvestment & Direct Stock Purchase and Sale Plan is administered by American Stock Transfer & Trust Company as transfer agent for Tompkins Trustco, Inc. It offers a convenient way for shareholders to increase their investment in the Company. The plan enables shareholders to reinvest all or part of their cash dividends or to make optional cash payments, with some restrictions, in order to purchase shares of Tompkins Trustco, Inc. common stock without incurring charges for brokerage commissions or service charges. Shareholders who are interested in this plan may receive enrollment information and a plan enrollment application by contacting:

American Stock Transfer &
Trust Company
Toll-free number: 1-877-573-4008
Internet: www.investpower.com

Mailing address:
American Stock Transfer &
Trust Company
Attn: Dividend Reinvestment Department
P.O. Box 922
Wall Street Station
New York, NY 10269-0560

For answers to many of your shareholder questions or to request forms, visit American Stock Transfer & Trust Company's website www.amstock.com or contact:

American Stock Transfer &
Trust Company
Shareholder Relations
59 Maiden Lane – Plaza Level
New York, NY 10038

Overnight address:
6201 15th Avenue
Brooklyn, NY 11219

1-800-937-5449 or 1-718-921-8200
E-mail address: info@amstock.com

Also, Tompkins Trustco, Inc. stock purchase plan enrollment information can be requested and shareholder questions answered by contacting the Company:

Linda M. Carlton
Corporate Secretary
Tompkins Trustco, Inc.
P.O. Box 460
Ithaca, NY 14851

1-888-503-5753 or 607-256-3210, ext. 2319
E-mail address:
shareholder@tompkinstrust.com

FORM 10-K

Copies of the Company's Form 10-K (Annual Report) for 2004, filed with the Securities and Exchange Commission, may be obtained by shareholders, by written request, from Francis M. Fetsko, Executive Vice President and Chief Financial Officer, P.O. Box 460, Ithaca, NY 14851. Copies can also be obtained from our website: www.tompkinstrustco.com

TOMPKINS
TRUSTCO INC.

P.O. Box 460
Ithaca, NY 14851

www.tompkinstrustco.com
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